Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Bilibili Inc., you should at once hand this circular together with the enclosed form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

(1) PROPOSED RE-ELECTION OF DIRECTORS;

(2) PROPOSED GRANT OF SHARE REPURCHASE MANDATE AND SHARE ISSUE MANDATE;

(3) PROPOSED ADOPTION OF ARTICLES OF ASSOCIATION;

(4) CONTINUING CONNECTED TRANSACTIONS IN RELATION TO THE

CLOUD SERVICES AGREEMENT AND THE COLLABORATION AGREEMENTS;

AND

(5) NOTICE OF ANNUAL GENERAL MEETING

Financial Adviser to the Company

Independent Financial Adviser to

the Independent Board Committee and the Independent Shareholders

Capitalized terms used in this cover page shall have the same meanings as those defined in this circular.

A letter from the Board is set out on pages 7 to 32 of this circular. In respect of the continuing connected transactions in relation to the Cloud Services Agreement and the Collaboration Agreements, a letter from the Independent Board Committee is set out on pages 33 to 34 of this circular and a letter from Gram Capital containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 35 to 83 of this circular.

A notice convening the AGM to be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China, on June 30, 2022 at 4:30 p.m. is set out on pages 141 to 143 of this circular. The form of proxy for use at the AGM is also enclosed with this circular. The form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk), the Company (https://ir.bilibili.com/) and the SEC (www.sec.gov).

The Board has fixed the close of business on May 27, 2022 Hong Kong time, as the record date (the “Shares Record Date”) of the Class Y Ordinary Shares and Class Z Ordinary Shares. Holders of record of the Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of the ADSs as of the close of business on May 27, 2022 New York time (the “ADS Record Date”) who wish to exercise their voting rights in respect of the underlying Class Z Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 4:30 p.m., Hong Kong time, on June 28, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on June 22, 2022 to enable the votes attaching to the Class Z Ordinary Shares represented by your ADSs to be cast at the AGM.

June 6, 2022

— i —

DEFINITIONS

“ACG”	anime, comics and game

“ADSs”	American Depositary Shares (each representing one Class Z Ordinary Share)

“AGM”	an annual general meeting of the Company to be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China, on June 30, 2022 at 4:30 p.m., to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is set out on pages 141 to 143 of this circular, or any adjournment thereof

“Articles of Association”	the seventh amended and restated memorandum of association and articles of association of the Company adopted on September 1, 2021, as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“Business Day”	a day on which the Stock Exchange is open for the business of dealing in securities

“CAGR”	compound annual growth rate

“Chaodian Culture”	Shanghai Chaodian Culture Communication Co., Ltd. (上海超電文化傳播有限公司), a company incorporated under the laws of PRC on April 4, 2014 and one of the Consolidated Affiliated Entities

“China” or “the PRC”	the People’s Republic of China, and for the purposes of this circular only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“China Literature”	China Literature Limited (閱文集團), an exempted company incorporated in the Cayman Islands with limited liability on April 22, 2013, whose shares are listed on the Main Board of the Stock Exchange (stock code: 772), and a subsidiary of Tencent

“China Literature Group”	China Literature together with its subsidiaries (including Shanghai Yueting)

“Class Y Ordinary Shares”	Class Y ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class Y ordinary share is entitled to 10 votes per Share on any resolution tabled at the Company’s general meeting, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per Share basis

DEFINITIONS

“Class Z Ordinary Shares”	Class Z ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class Z ordinary share one vote per Share on any resolution tabled at the Company’s general meeting

“close associate”	has the meaning ascribed to it under the Listing Rules

“Cloud Services Agreement”	the framework agreement entered into on April 29, 2022 between the Company and Tencent Computer in relation to cloud services and other technical services to be provided by the Tencent Computer Group to the Company

“Collaboration Agreements”	the framework agreements entered into on April 29, 2022 between the Company and (i) Tencent Computer, (ii) Douyu, (iii) Guangzhou Huya, (iv) Tianwen Kadokawa, (v) Shanghai Yueting, (vi) TME Tech Shenzhen and (vii) TJ Sports, in relation to IP related collaborations and licensing, product distribution, promotion collaboration, game collaboration, content production collaboration and offline exhibitions

“Companies Act”	the Companies Act of the Cayman Islands as amended from time to time

“Company”, “we”, “us”, or “our”	Bilibili Inc., a company incorporated in the Cayman Islands on December 23, 2013 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“Consolidated Affiliated Entities” or “VIEs”	the entities the Company controls through the Contractual Arrangements, including Shanghai Kuanyu, Hode Information Technology, Chaodian Culture and their respective subsidiaries (each a “Consolidated Affiliated Entity” or “VIE”)

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Douyu”	DouYu International Holdings Limited, a company listed on Nasdaq (Ticker Symbol: DOUYU), in which, as of March 31, 2022, Tencent indirectly held approximately 38.0% of its total outstanding ordinary shares, representing 38.0% of its total voting power

“Effective Date”	the date, expected to be October 3, 2022, on which the Proposed Conversion will become effective

“First Conversion Announcement”	the announcement of the Company dated May 2, 2022 in relation to, among other matters, the Proposed Conversion

“GMV”	gross merchandise value

DEFINITIONS

“Group”	the Company, subsidiaries and consolidated affiliated entities from time to time

“Guangzhou Huya”	Guangzhou Huya Information Technology Co., Ltd. (廣州虎牙信息科技有限公司), a consolidated affiliated entity of HUYA Inc., a company listed on The New York Stock Exchange, (NYSE: HUYA), in which, as of March 31, 2022, Tencent indirectly held 47.0% of its total issued and outstanding share capital, representing 70.1% of its aggregate voting power

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hode Information Technology”	Shanghai Hode Information Technology Co., Ltd. (上海幻電信息科技有限公司), a company incorporated under the laws of PRC on May 2, 2013 and one of the Consolidated Affiliated Entities

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Huya Group”	HUYA Inc., a company listed on The New York Stock Exchange (NYSE: HUYA) and its subsidiaries

“Independent Board Committee”	the independent committee of the Board, comprising Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding, being the independent Directors, established to advise the independent Shareholders on the Cloud Services Agreement and Collaboration Agreements, and the transactions contemplated thereunder (including the proposed annual caps)

“Independent Financial Adviser” or “Gram Capital”	Gram Capital Limited, a licensed corporation to carry out Type 6 (advising on Corporate Finance) regulated activity under the SFO, which has been appointed as the independent financial adviser (i) to the Company pursuant to the Rule 14A.52 of the Listing Rules; and (ii) to the Independent Board Committee and the independent Shareholders in respect of the Cloud Services Agreement and Collaboration Agreements, and the transactions contemplated thereunder (including the proposed annual caps)

“IP”	intellectual property

“iResearch”	Shanghai iResearch Co., Ltd, China, an independent PRC-based market research institution that provides consumer insights and market data to companies in various industries, including mobile internet, big data, information technology, e-commerce, advertising, etc.

“iResearch ACG Report”	China’s ACG Industry Report published by iResearch in October 2021

“iResearch E-sports Report”	China’s E-sports Industry Report published by iResearch in April 2021

DEFINITIONS

“Latest Practicable Date”	June 1, 2022, being the latest practicable date for ascertaining certain information before the publication of this circular

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“MAU”	monthly active users

“MPU”	monthly paying users

“Nasdaq”	Nasdaq Global Select Market

“Onshore Holdco”	companies owned by the Registered Shareholders and controlled by the Company through Contractual Arrangements, including, among others, Shanghai Kuanyu, Hode Information Technology and Chaodian Culture

“Proposed Conversion”	the Company’s proposed voluntary conversion of its secondary listing status to primary listing on the Stock Exchange

“Prospectus”	the Company’s prospectus published on March 18, 2021 in connection to its offering of shares for subscription by the public in Hong Kong

“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Listing Rule 8A.24, being: (i) any amendment to the Company’s memorandum of association or Articles of Association, including the variation of the rights attached to any class of Shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“SEC”	U.S. Securities and Exchange Commission

“SFC”	Securities and Futures Commission of Hong Kong

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shanghai Kuanyu”	Shanghai Kuanyu Digital Technology Co., Ltd. (上海寬娛數碼科技有限公司), a company incorporated under the laws of PRC on August 12, 2005 and one of the Consolidated Affiliated Entities

“Shanghai Yueting”	Yueting Information Technology (Shanghai) Co., Ltd. (閱霆信息技術（上海）有限公司), an indirectly wholly-owned subsidiary of China Literature

DEFINITIONS

“Share(s)”	the Class Y Ordinary Shares and Class Z Ordinary Shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“Share Issue Mandate”	a general mandate proposed to be granted to the Directors to allot, issue or deal with unissued Class Z Ordinary Shares and/or ADSs of not exceeding 20% of the number of the issued Shares as at the date of passing of such ordinary resolution

“Share Repurchase Mandate”	a general mandate proposed to be granted to the Directors to repurchase Class Z Ordinary Shares and/or ADSs of not exceeding 10% of the number of issued Shares as at the date of passing of such ordinary resolution

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary” or “subsidiaries”	has the meaning ascribed to it in the Listing Rules

“substantial shareholder”	has the meaning ascribed to it in the Listing Rules

“Takeovers Code”	The Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC as amended from time to time

“Tencent”	Tencent Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 700), one of the substantial Shareholders of the Company

“Tencent Computer”	Shenzhen Tencent Computer Systems Company Limited (深圳市騰訊計算機系統有限公司), a subsidiary of Tencent

“Tencent Computer Group”	the Tencent Group but excluding the China Literature Group, the TME Group, TJ Sports and the Huya Group

“Tencent Group”	Tencent and its subsidiaries

“Tianwen Kadokawa”	Guangzhou Tianwen Kadokawa Animation & Comics Co., Ltd. (廣州天聞角川動漫有限公司), which is indirectly held by Tencent as to 38.7%

“TJ Sports”	TJ Sports Ltd. (騰競體育文化發展（上海）有限公司), an indirect subsidiary of Tencent

DEFINITIONS

“TME”	Tencent Music Entertainment Group, a company listed on The New York Stock Exchange (NYSE: TME), in which, as of April 19, 2022, Tencent beneficially owned 9.6% of its outstanding Class A ordinary shares and 95.7% of its outstanding Class B ordinary shares, representing in the aggregate 90.4% of its total voting power (calculating using the beneficial ownership information in the Amendment No. 2 to Schedule 13G filed by Tencent with the U.S. Securities and Exchange Commission on February 10, 2022)

“TME Group”	TME and its subsidiaries

“TME Tech Shenzhen”	Tencent Music Entertainment Technology (Shenzhen) Co., Ltd. (騰訊音樂娛樂科技（深圳）有限公司), part of the TME Group and an indirect subsidiary of Tencent

“U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	U.S. dollars, the lawful currency of the U.S.

“WVR Beneficiaries” or “Registered Shareholders”	Mr. Rui Chen, Mr. Yi Xu and Ms. Ni Li

“%”	per cent

LETTER FROM THE BOARD

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

Directors

Mr. Rui CHEN (Chairman and Chief executive officer)

Mr. Yi XU Ms. Ni LI

Independent Directors

Mr. JP GAN

Mr. Eric HE

Mr. Feng LI

Mr. Guoqi DING

Registered office

190 Elgin Avenue

George Town

Grand Cayman KY1-9008

Cayman Islands

Principal Executive Officers of Main Operations

Building 3, Guozheng Center

No. 485 Zhengli Road

Yangpu District

Shanghai

People’s Republic of China

Address in Hong Kong

Suite 603, 6/F, Laws Commercial Plaza

788 Cheung Sha Wan Road

Kowloon

Hong Kong

June 6, 2022

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED RE-ELECTION OF DIRECTORS;

(2) PROPOSED GRANT OF SHARE REPURCHASE MANDATE AND

SHARE ISSUE MANDATE;

(3) PROPOSED ADOPTION OF ARTICLES OF ASSOCIATION;

(4) CONTINUING CONNECTED TRANSACTIONS IN RELATION TO THE

CLOUD SERVICES AGREEMENT AND THE COLLABORATION AGREEMENTS;

AND

(5) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide Shareholders with further information on the proposals that will be put forward at the AGM for Shareholders’ approval and the notice of AGM.

LETTER FROM THE BOARD

2.	RE-ELECTION OF DIRECTORS

Pursuant to Article 88(f)(i) of the Articles of Association, JP Gan, Eric He, and Feng Li will retire as Directors by rotation. All of our retiring Directors, being eligible, will offer themselves for re-election at the AGM.

Biographical details of the three Directors mentioned above are set out in Appendix I to this circular.

3.	PROPOSE GRANT OF SHARE REPURCHASE MANDATE AND SHARE ISSUE MANDATE

Overview

Reference is made to the announcement of the Company dated March 16, 2022 and the First Conversion Announcement in relation to, among other matters, the Proposed Conversion. In light of the Proposed Conversion pursuant to which the Company is expected to obtain a primary listing status on the Stock Exchange and become dual primary listed on the Stock Exchange in Hong Kong and the Nasdaq in the U.S., ordinary resolutions will be proposed at the AGM to approve the grant of the Share Repurchase Mandate and the Share Issue Mandate.

Share repurchase mandate

In order to give the Company the flexibility to repurchase Class Z Ordinary Shares and/or ADSs on-market if and when appropriate and in accordance with Rule 10.06(1)(ii) of the Listing Rules, an ordinary resolution will be proposed at the AGM to approve the grant of the Share Repurchase Mandate to the Directors to repurchase Class Z Ordinary Shares and/or ADSs of not exceeding 10% of the number of issued Shares as at the date of passing of such ordinary resolution. As at February 28, 2022, the Company had a total of 390,604,587 issued and outstanding Shares. Subject to the passing of relevant ordinary resolution and assuming that the number of issued Class Z Ordinary Shares remains unchanged following the February 28, 2022 and prior to the date of the AGM, the maximum number of Class Z Ordinary Shares and/or ADSs which may be repurchased pursuant to the Share Repurchase Mandate as at the date of grant will be 39,060,458 Class Z Ordinary Shares.

The Share Repurchase Mandate shall be in force from the date of the passing of the relevant resolution at the AGM until: (a) the conclusion of the next annual general meeting of Shareholders unless, by an ordinary resolution passed at that meeting, the Share Repurchase Mandate is renewed, either unconditionally or subject to conditions; or (b) revoked or varied by an ordinary resolution of the shareholders in a general meeting, whichever occurs first.

An explanatory statement required by the Listing Rules to be sent to all Shareholders in connection with the Share Repurchase Mandate is set out in Appendix II to this circular.

LETTER FROM THE BOARD

Share issue mandate

In order to give the Company the flexibility to issue Class Z Ordinary Shares and/or ADSs if and when appropriate and in accordance with Rule 13.36 of the Listing Rules, an ordinary resolution will be proposed at the AGM to approve the granting of a share issue mandate to the Directors to issue, allot or deal with unissued Class Z Ordinary Shares and/or ADSs not exceeding 20% of the total number of issued Shares as at the date of passing of such ordinary resolution. As at February 28, 2022, the Company had a total of 390,604,587 issued and outstanding Shares. Subject to the passing of the relevant ordinary resolution and assuming that the number of issued Class Z Ordinary Shares remains unchanged following February 28, 2022 and prior to the date of the AGM, the Directors will be authorized to issue a maximum of 78,120,917 Class Z Ordinary Shares under the Share Issue Mandate.

The Share Issue Mandate shall be in force from the date of the passing of the relevant resolution at the AGM until: (a) the conclusion of the next annual general meeting of Shareholders unless, by an ordinary resolution passed at that meeting, the Share Issue Mandate is renewed, either unconditionally or subject to conditions; or (b) revoked or varied by an ordinary resolution of the shareholders in a general meeting, whichever occurs first.

4.	PROPOSED ADOPTION OF ARTICLES OF ASSOCIATION

As disclosed in the First Conversion Announcement, the Board has proposed to amend the existing Articles of Association by adopting a new set of Articles of Association in substitution for and to the exclusion of the existing Articles of Association mainly to (i) comply with Appendix 3 to the Listing Rules; (ii) allow a general meeting to be held as an electronic general meeting or a hybrid meeting; and (iii) incorporate certain consequential and housekeeping amendments.

The full text of the new Articles of Association shown as a comparison against the existing Articles is set out in Appendix IV to this circular. The Chinese translation of the new Articles is for reference only. In case of any discrepancy or inconsistency between the English and Chinese versions, the English version shall prevail.

The proposed adoption of the new Articles is subject to the approval of the Shareholders by way of a special resolution at the AGM. The full text of the new Articles of Association, if approved by the Shareholders at the AGM, will be published on the websites of the Stock Exchange at www.hkexnews.hk and the Company at https://ir.bilibili.com/ on the Effective Date.

Reference is made to page 47 of the First Conversion Announcement. The Company would like to clarify that the new Articles of Association, if approved by the Shareholders by way of a special resolution at the AGM, will come into effect from the Effective Date.

5.	CONTINUING CONNECTED TRANSACTIONS IN RELATION TO THE CLOUD SERVICES AGREEMENT AND THE COLLABORATION AGREEMENTS

Reference is made to the announcement of the Company dated March 16, 2022 and the First Conversion Announcement in relation to, among other matters, the Proposed Conversion, the Cloud Services Agreement and the Collaboration Agreements. In light of the Proposed Conversion, pursuant to which the Company is expected to obtain a primary listing status on the Stock Exchange and become dual primary listed on the Stock Exchange in Hong Kong and the Nasdaq in the U.S., ordinary resolutions will be proposed at the AGM to approve the Cloud Services Agreement and the Collaboration Agreements and the transactions contemplated thereunder.

LETTER FROM THE BOARD

5.1	Cloud Services Agreement

5.1.1	Parties

(a)	The Company

(b)	Tencent Computer (for itself and on behalf of the Tencent Computer Group)

5.1.2	Principal terms

Pursuant to the Cloud Services Agreement, the Tencent Computer Group will provide cloud services and other technical services to the Company for service fees. Cloud services and other technical services include but are not limited to the provision of content delivery network services, cloud services, cloud storage, border gateway protocol, agile product development management platform, performance testing, cloud security and technical support related to cloud services, game testing and product testing services.

The initial term of the Cloud Services Agreement is from the Effective Date until December 31, 2024, subject to renewal upon the mutual agreement of the parties and compliance with the Listing Rules.

Separate underlying agreements will be entered into which will set out the precise scope of service, service fees calculation, method of payment and other details of the service arrangement in the manner provided in the Cloud Services Agreement.

5.1.3	Reasons for and benefits of entering into the Cloud Services Agreement

The Tencent Computer Group is a leading integrated service provider for a wide range of cloud services and technical services in China and is able to provide high quality, speedy, reliable and cost-efficient services. Taking into account the wide spectrum of cloud services and technical services required for the Company’s operations and the fact that there are limited integrated and established cloud service providers in China, the Company believes that obtaining such services from the Tencent Computer Group aligns with the best interest of the Company and its Shareholders as a whole.

5.1.4	Pricing policies

Before entering into any cloud services and technical services agreement pursuant to the Cloud Services Agreement, the Company will assess its business needs and take into account a number of factors, including but not limited to (i) historical transaction amounts and/or (ii) service fee rates of the services offered by the Tencent Computer Group and other comparable independent third party service providers in the market. The Company will only enter into a cloud services and technical services agreement with the Tencent Computer Group if (i) the terms and conditions are fair and reasonable, and (ii) it is in the best interests of the Company and its Shareholders as a whole.

LETTER FROM THE BOARD

The Tencent Computer Group publishes its reference rates on its website. The service fee rates to be charged by the Tencent Computer Group will be based on the reference rates and may be adjusted depending on the range and the specifications of the services to be provided by the Tencent Computer Group.

Historically, the service fee rates for the services the Company purchased from the Tencent Computer Group have remained relatively stable. Therefore, in calculating the annual caps for the service fees under the Cloud Services Agreement, the Directors expect that such service fees rates to continue to remain stable.

5.1.5	Historical amount

The Company began to purchase cloud services and technical services from the Tencent Computer Group in 2017. For the years ended December 31, 2019, 2020, and 2021, the aggregate amounts of service fees incurred by the Company were approximately RMB168.5 million, RMB215.5 million and RMB345.9 million, respectively.

5.1.6	Annual caps

In respect of the Cloud Services Agreement, the annual caps for the three years ending December 31, 2024 are set out in the table below:

	Proposed annual cap for the years ending December 31,
	2022	2023	2024
	(in RMB million)
Service fees to be incurred by the Company	691.7	1,245.0	2,241.0

5.1.7	Basis of caps

When estimating the annual caps, the Directors have taken into consideration the following factors, including:

(i)

the aggregate amounts of service fees incurred by the Company which grew significantly from RMB168.5 million for the year ended December 31, 2019 to RMB215.5 million for the year ended December 31, 2020, and RMB345.9 million for the year ended December 31, 2021;

(ii)

the anticipated growth in the number of users of the Company’s platform taking into consideration the average MAU of 117.5 million for the year ended December 31, 2019, 185.8 million for the year ended December 31, 2020 and 249.8 million for the year ended December 31, 2021, and increase in demand for bandwidth due to improved quality of video contents, leading to higher demand for cloud and technical services;

LETTER FROM THE BOARD

(iii)

the Group’s estimated server and bandwidth costs for each of the three years ending December 31, 2024 and the estimated proportion of cloud service fees under the Cloud Services Agreement in relation to the estimated server and bandwidth costs, after taking into account the Group’s historical growth in server and bandwidth costs between 2020 and 2021 and the increase in content offering on the Group’s platform, as substantiated by the increase in the Group’s MAU; and

(iv)

the Group’s intention to increase its usage in the cloud services provided by the Tencent Computer Group taking into account the wide spectrum of cloud services and technical services required for the Company’s operations and the fact that the Tencent Computer Group is a leading integrated service provider for a wide range of cloud services and technical services in China and is able to provide high quality, speedy, reliable and cost efficient services.

5.2	Collaboration Agreements

5.2.1	Parties

The Company entered into a collaboration agreement with each of the below parties, which shall be associates of Tencent and hence connected persons of the Company upon the Effective Date, in relation to IP related collaborations and licensing, product distribution, promotion collaboration, game collaboration, content production collaboration and offline exhibitions:

(a)	Tencent Computer (for itself and on behalf of the Tencent Computer Group)

(b)	Douyu

(c)	Tianwen Kadokawa

(d)	TME Tech Shenzhen (for itself and on behalf of the TME Group)

(e)	Shanghai Yueting (for itself and on behalf of the China Literature Group)

(f)	Guangzhou Huya (for itself and on behalf of the Huya Group)

(g)	TJ Sports

LETTER FROM THE BOARD

5.2.2 Principal terms

Pursuant to the Collaboration Agreements, the Company will engage in the following categories of transactions with the aforementioned connected persons:

Transaction category	Parties involved
IP related collaborations and licensing

The Company and certain parties involved will procure from and/or license to each other certain intellectual property rights, including but not limited to:

(a)   copyrights relating to TV series, animations, comics, professional user generated videos, and virtual idols, for broadcasting or use on the parties’ respective platforms and products;

The Company, Tencent Computer, Douyu, Tianwen Kadokawa, TME Tech Shenzhen, Shanghai Yueting, Guangzhou Huya, TJ Sports

(b)   copyrights (including information network transmission rights and adaptation rights) and other intellectual property rights in relation to, among others, games (jointly operate or promote), audio drama and comics, that are to be used for information network transmission, promotion, display, distribution etc.;

(c)   licenses and copyrights in respect of certain media content, including but not limited to e-sports competition videos, commentary videos, video game images, motion comics and other entertainment media content, for display, use and viewing on the Company’s platform;

(d)   intellectual property rights in respect of musical products, including but not limited to audio frequency, lyrics and songs, music videos, relevant pictures, articles and videos of the performers and other audio products.

In addition, the Company will cooperate with TJ Sports on developing derivative products (such as icon and emoji customization which can be used on the Company’s platform) from certain licensed copyright, and translate the licensed copyrights from Tianwen Kadokawa and own the relevant rights of the translated works in Simplified Chinese and Tianwen Kadokawa will license from the Company such translated works when they are published for a licensing fee.

LETTER FROM THE BOARD

Transaction category	Parties involved
Product distribution

The Company and certain parties involved will:

(a)   procure from each other, and/or distribute on their platforms certain products, including but not limited to comic books, comics and animation derivative products; and/or

(b)   jointly distribute certain products or services, including but not limited to joint-memberships, and share the revenue derived from such distribution.

The Company, Tencent Computer, Tianwen Kadokawa, TME Tech Shenzhen

Promotion collaboration

The Company and certain parties involved will:

(a)   promote games or e-sports events, in which the Company or the connected person has a right to operate or license, on each other’s respective platforms through advertising or streaming services; and/or

The Company, Douyu, TME Tech Shenzhen, Guangzhou Huya

(b)   procure advertising services from each other, including but not limited to the production and publication of online advertisements and the invitation of designated persons, such as content creators on the Company’s platforms, to participate in the production of music, sharing moments on their respective channels, livestreaming and offline events.

Game collaboration

The Company and certain parties involved will promote, on each other’s platforms, games that are authorized to be published or operated by each of the parties, jointly operate certain games or authorize each other to publish and operate certain games.	The Company, Tencent Computer, Shanghai Yueting

Content production collaboration

The Company and the parties involved will collaborate with each other to make joint-investment in the production of several types of entertainment media contents, including but not limited to TV series, variety shows, documentaries and animations with a profit sharing arrangement.	The Company, Tencent Computer, Tianwen Kadokawa, Shanghai Yueting

The Company will also engage Tianwen Kadokawa for the design and manufacturing of derivative products and the publishing of the Company’s works.

LETTER FROM THE BOARD

Transaction category	Parties involved
Offline exhibitions

Each of Tianwen Kadokawa and the Shanghai Yueting will participate in the Company’s offline exhibitions and pay the Company participation fees.	The Company, Tianwen Kadokawa, Shanghai Yueting

The initial term of the each of the Collaboration Agreements is from the Effective Date until December 31, 2024, subject to renewal upon the mutual agreement of the parties and compliance with the Listing Rules.

Separate underlying agreements will be entered into which will set out the precise scope of the collaboration arrangements in the manner provided in the Collaboration Agreements.

5.2.3 Reasons for and benefits of entering into the Collaboration Agreements

The Company is committed to providing high quality content for its users and seeks to achieve commercialization from the success of these contents. The Tencent Group is a leading internet service provider, covering a wide range of service categories including but not limited to games, communication and social, digital contents such as video, news, music, and literature, fintech, cloud and other business services. The Tencent Group owns one of the largest communication and social services with over 1.2 billion combined MAU on Weixin and WeChat.

Tencent Computer

During the fourth quarter of 2021, the average MAU on the Company’s platform reached 271.7 million. The Company’s large and engaged user community and a deep and diverse pool of contents present opportunity to attract users seeking engaging entertainment experiences and quality content distribution. The Company and the Tencent Computer Group have a long term and stable business relationship and the parties are mutually familiar with each other’s business needs. The collaborations between the Company and the Tencent Computer Group on IP-related collaboration and licensing, product distribution, joint membership and other services are expected to be mutually beneficial, and will allow the Company to gain more popularity in the vast user base of the Tencent Computer Group, hence expand the Company’s user base and facilitate its business growth. The Company also believes that its collaborations in various media and content categories with the Tencent Computer Group will allow the Company to further diversify its content offerings, satisfy its loyal users’ everchanging demands, and attract new users.

In addition, the Tencent Computer Group has a variety of renowned game products across platforms in China and internationally. The Tencent Computer Group is also leading in China in terms of the number of game players across personal computer and mobile platforms and globally in terms of game revenue. The Company mainly focuses on the distribution and operation of popular mobile games for third-party developers and continues to strengthen its game-development capabilities. Mobile games is an important revenue source of the Company and revenues from mobile games of the Company reached RMB3,597.8 million, RMB4,803.4 million and RMB5,090.9 million for the years ended December 31, 2019, 2020 and 2021, respectively.

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In light of the Company’s historical collaborations with the Tencent Computer Group and likely future trends in the market, the Company believes that collaboration with the Tencent Computer Group to jointly operate mobile games could leverage the competitive advantage of each other’s games products and games platforms to increase popularity of the games, drive up number of users and paying users of the platforms and strengthen the game development capabilities of the parties.

Tianwen Kadokawa

Tianwen Kadokawa is a Sino-Japanese joint venture publisher with qualifications to publish in China, and the owner and licensee of copyrights in various comics, novels, picture books, art books, animation and animation derivative products. The Company believes that it can commercialize the copyrights owned by Tianwen Kadokawa through its platform by various means, including but not limited to distributing products, streaming TV series and showing comics and novels on its platform. In addition to the licensing fees that Tianwen Kadokawa will pay to the Company when publishing the Company’s translated works, the Company believes that a long term business collaboration will expand the Company’s income stream and add value to its business.

TME Tech Shenzhen

TME Tech Shenzhen operates the leading online music and audio entertainment platform in China, including the country’s highly popular and innovative music applications such as QQ Music, Kugou Music, Kuwo Music and WeSing with 615 million and 175 million mobile MAU of online music and social entertainment, respectively, during the fourth quarter of 2021. TME Tech Shenzhen offers a comprehensive library of music content, from licensed to self- and co-produced content, and offers a broad range of music videos, concerts and music shows. During the fourth quarter of 2021, the average MAU on the Company’s platform reached 271.7 million. The Company’s large and engaged user community and a deep and diverse pool of contents present an opportunity to attract users seeking engaging entertainment experiences and quality content distribution. The collaboration between the Company and TME Tech Shenzhen on intellectual property and joint membership is expected to be mutually beneficial and will allow the Company to enrich its content library, empower content creators with music resources protected by copyright, satisfy the ever-growing demand of users for diverse quality music content, and further enhance business growth of the Company.

Shanghai Yueting

The China Literature Group is principally engaged in online literature and intellectual property incubation businesses. It incubates original IPs from its online literature platform, of which leading IPs are subsequently adapted into a range of digital entertainment mediums, including comics, animation, film, TV series, web series and games. China Literature creates and promotes IPs mainly through QQ Reading and Qidian, its leading online literature platforms, as well as New Classics Media, a renowned film and TV drama series production house in the PRC. The Company believes that the business collaboration with the China Literature Group will be mutually beneficial, and will allow the Company to enrich its content offerings and satisfy growing demand from its users for quality intellectual property-based content, which will, in turn, enhance the competitiveness of its platform and expand its income stream.

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Douyu, Guangzhou Huya and TJ Sports

As one of the most recognized entertainment media communities for Gen Z+ and e-sports fans, the Company has long been capitalizing on the rising popularity of e-sports in China. There is a rapid expansion of user base for games and e-sports content including video and live broadcasting as the Company continues to enhance its e-sports ecosystem. The Company has established strategic cooperation with the world’s renowned game developers in Multiplayer Online Battle Arena (MOBA) such as Riot Games, and has secured e-sports resources and broadcasting rights on an exclusive basis of major premium professional e-sports events such as the League of Legends World Championships for three years from 2020.

Both Douyu and the Huya Group are leading game-centric live streaming platforms in China, covering a wide variety of livestreaming contents in sports and other entertainment media. TJ Sports operates the League of Legends Pro League, one of the most popular e-sports competition leagues in China.

The collaborations between the Company and each of Douyu, the Huya Group and TJ Sports on intellectual property licensing and promotion and/or broadcasting League of Legend World Championship in Mandarin are expected to be mutually beneficial and will allow the Company to lower capital commitment in content acquisition, effectively monetize its games and e-sports resources and enrich its content offerings and increase the attractiveness of each of their platforms especially in light of the increasing demand for e-sports content and the rising popularity and cultural impact of e-sports.

5.2.4 Pricing policies

The Company and the connected persons will adopt one or more of the below three main types of pricing policies in determining the prices and fees applicable to each type of collaboration under the Collaboration Agreements:

(i)	prevailing market prices and fees for similar transactions with independent third parties;

(ii)	historical price and fees of the same or similar product and/or service; and/or

(iii)	comprehensive evaluation of the proposed transaction, including but not limited to analyzing and forecasting the expected increase in user traffic and revenue from the proposed transaction.

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Further details of the pricing policies applicable to each type of collaboration are set out below.

IP related collaborations and licensing

Costs to be incurred by the Company

The purchase price or licensing fees payable by the Company and the proportion of profits to be shared between the Company and the connected person will be determined after arm’s length negotiations on a fair and reasonable basis taking into account (i) the terms and conditions offered by the connected person with those offered by independent third parties in the market and/or (ii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors including but not limited to:

(a)

data on the commercial benefits, including but not limited to an increase in MAU and user base and user engagement, which resulted from historical licensing and acquisition of intellectual property rights which will be regularly reviewed and updated by the Group’s business team;

(b)

the nature, popularity, commercial prospects of the relevant intellectual property rights, the operational and financial capabilities and distribution channels of the connected persons and various other commercial considerations including but not limited to, where possible, the market practice in similar collaboration arrangements, prevailing transaction prices and/or the average proportion of revenue or profits shared in similar collaboration arrangements in the industry. Taking the acquisition of film and television information network transmission rights as an example, the acquisition price for the rights to a work that has recently been broadcasted in movie theatres but not yet on any online media platforms is generally higher than that for older film and television works that have been broadcasted many times on online and/or offline media platforms.

It may be noted that the purchase prices and licensing fees can vary significantly depending predominantly on the type of IP rights (which is diverse and may be difficult to quantify, for example, copyrights such as authorization of virtual idols and new and unique music content from musicians) and the bargaining power of the parties. In determining the purchase price or licensing fees for the licensing of IP rights, the Company would, upon arm’s length negotiations, agree with the connected person to adopt one or multiple of the below market pricing practices:

•	acquiring the right on a one-off license fee basis;

•	a basic license fee plus income based on the authorized content according to the agreed sharing ratio; and

•	sharing of revenue of authorized content according to agreed sharing ratio;

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(c)

whether third parties, such as downstream producers, publishing partners, financial investors and authors of literary works, are involved in the licensing, publishing and adaptation of the relevant copyrights or intellectual property rights and the potential commercial value (such as the enrichment of content on the Company’s platform, and attraction of new users) which can result from the adaptation of the relevant copyrights or intellectual property rights and the collaboration with the connected person;

(d)	the scope of ancillary rights in adapted literary works, such as joint-investment rights and/or joint-development rights, among the Company and its business partners;

Income to be generated by the Company from the connected persons

The pricing policies set out above in respect of the purchase price or licensing fees payable by the Company apply to the purchase price or licensing fees to be generated by the Company from the connected persons.

Product distribution

Costs to be incurred by the Company

(a)

for intermediary purchases and customized purchases, the price of the product payable by the Company will be determined with reference to the market prices to ensure the proposed price will be similar to/in line with the market price of the same or a similar product distributed or procured by comparable independent third parties. Specifically, the Group will obtain quotes from no less than two suppliers of the same/similar type of services and compare such quotes against the proposed price;

(b)

for direct purchases from brands, the price of the product payable by the Company will be determined with reference to (i) historical transaction amounts and the average price of products of the same/similar type; and/or (ii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors, including but not limited to relevant market conditions and trends, historical sales volume, production cost and cycle, and projected profit margins; and

(c)

to determine the proportion of profits from product distribution to be shared between the Company and the connected person, the Company and the connected person will take into account (i) the profit sharing proportions between the connected person/the Company and comparable independent third party distributors in the market, their distribution channels, sales capabilities; and (ii) various commercial factors, including but not limited to product popularity (based on historical transaction volume) and the extent of improvement of historical cooperation, to ensure that the proposed profit sharing proportions with the Company or the connected person are in the best interests of the Company or the connected person and each other’s shareholders as a whole. Internal assessments will be undertaken by the Group prior to the distribution of any product. Taking the distribution of membership cards as an example, the business department will evaluate the potential commercial benefits (including but not limited to an increase of paying users, user base and user engagement). If it is expected that the commercial benefits to brought about by a particular platform (either the Group or the connected person) would result in a significant increase in the membership volume, then such platform would take a higher percentage of the profit sharing ratio.

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Income to be generated by the Company from the connected persons

The pricing policies set out above in respect of the price of the product payable by the Company apply to the price of the product to be generated by the Company from the connected persons.

Promotion collaboration

Costs to be incurred by the Company

The promotion and advertising fees to be incurred by the Company will be determined with reference to (i) prevailing market rates and the market rates for similar promotional and advertising services offered by independent third parties (for example, for music promotion, the market practice is that music will be distributed on multiple platforms, therefore either the Group or the connected person would be able to collect data for comparison); and/or (ii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors, including advertising resources (for example, advertising and promotion resources and prices are fixed and can be obtained upon request and may be adjusted depending on the range and specifications of the resources (to be) purchased by the Group from or sold by the Group to the independent third party or the connected persons), costs and cycle, parties involved (for example, external parties such as live broadcast hosts and the content creators and the popularity of such parties), advertising content and popularity as well as the effectiveness of the promotional and advertising services provided by different online promotional and advertising service providers, the breadth of the user base of different online promotional and advertising platforms and their distribution services.

Income to be generated by the Company from the connected persons

The pricing policies set out above in respect of the promotion and advertising fees to be incurred by the Company apply to the promotion and advertising fees to be generated by the Company from the connected persons.

Game collaboration

Costs to be incurred by the Company

For promotion of games, the promotion fee or licensing fee payable by the Company and the proportion of profits to be shared between the Company and the connected person will vary depending on the relevant games and/or the details of the game collaboration arrangements, and after arm’s length negotiations on a fair and reasonable basis, with reference to (i) the fee structures and terms of comparable game collaborations (where available); and/or (ii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors, including the nature, popularity, quality and commercial prospects of the relevant game.

For procuring rights or obtaining licenses from the connected person, the purchase price or licensing fees payable by the Company shall be determined between the parties after arm’s length negotiations on a fair and reasonable basis from time to time, with reference to (i) market rates and/or (ii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors, including but not limited to the nature, popularity, quality and commercial prospects of the relevant game and the nature and scope of the license.

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It may be noted that as e-sports events are relatively new IP resources, and market practices on purchase price, promotion fees and licensing fees and profit share ratios have not yet been established. To ensure that the prices obtained are fair and reasonable and in the interest of the Shareholders as a whole, the Company will undertake comprehensive assessments of the proposed transaction internally, including but not limited to analyzing and forecasting the expected increase in user traffic and revenue from the new IP. Where possible, the Group will also collect market data to understand the market practice in similar collaboration arrangements, prevailing transaction prices and/or the average proportion of revenue or profits shared in similar collaboration arrangements in the industry, such as from e-sports events held by market players.

Income to be generated by the Company from the connected persons

The pricing policies set out above in respect of the promotion fee or licensing fee for the promotion of games and the purchase price or licensing fees for the procuring of rights or obtaining of licenses to be incurred by the Company apply to the fees to be generated by the Company from the connected persons.

Content production collaboration

The investment amount and proportion of profits to be shared by the Company and the connected person will be determined on a fair and reasonable basis and with reference to (i) prevailing market rates and the market rates for similar content production collaborations with independent third parties; (ii) historical transaction amounts of previous content production collaborations of the same or similar nature; and/or (iii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors, such as the commercial prospects of the relevant content, copyright ownership, the costs and expenses associated with the development of the relevant animation and the available resources during the production process.

Before making any joint investment in the production of content pursuant to the relevant Collaboration Agreement, the Company will assess its business needs and compare the investment proportion structure and profit sharing mechanism with those adopted by other independent content producers. The Company will only make a joint investment with the connected person when the proposed profit sharing mechanism is (i) in line with or more favourable than comparable mechanisms adopted by other existing or potential collaborators, and (ii) in the best interests of the Company and its Shareholders as a whole. Generally, unless otherwise agreed by the parties, the Company’s investment return (being the portion of the total profits generated by the jointly invested content) shall be determined with reference to its investment proportion.

Offline exhibition

The participation fees payable by the connected person to the Company will be determined with reference to the prevailing market rates for promotional and advertising services of the same or similar nature.

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5.2.5 Historical amount

The historical transaction amounts in respect of costs incurred by the Company and the connected persons are set out in the table below:

	Historical amount for the years ended December 31,
	2019	2020	2021
	(in RMB million)
Costs incurred by the Company	119.6	453.8	840.7
Income generated by the Company from the connected persons	32.2	439.0	536.9

5.2.6 Annual caps

Since the Collaboration Agreements are of similar nature and have been entered into by the Company with associates of Tencent, the transactions contemplated under the Collaboration Agreements shall be aggregated pursuant to Rule 14A.81 of the Listing Rules. Accordingly, the annual caps in respect of the transactions under each of the Collaboration Agreements shall be aggregated, and such aggregate amount is used when calculating the relevant percentage ratios under Chapter 14A of the Listing Rules.

In respect of the Collaboration Agreements, the aggregated annual caps for the three years ending December 31, 2024 are set out in the table below:

	Proposed annual cap for the years ending December 31,
	2022	2023	2024
	(in RMB million)
Costs to be incurred by the Company	2,095.5	3,464.6	6,421.8
Income to be generated by the Company from the connected persons	1,123.2	1,869.9	3,011.3

5.2.7 Basis of caps

Costs to be incurred by the Company

(a)

the aforesaid historical amount and the existing agreements between the Company and each of the connected persons, including but not limited to (i) the number of intellectual property rights (such as copyrights, licensing of games contents, rights for e-sports events, rights in respect of music products etc.) licensed to the Group; and (ii) the commercial benefits that have been generated from such collaborations;

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(b)

the estimated amounts of cost to be incurred by the Company in relation to IP-related collaborations and licensing, product distribution, promotion collaboration and game collaboration for the year ending December 31, 2022, after taking into account the following:

•

the estimated GMV for the value-added services under the joint membership to be generated through the platforms of the Group for the year ending December 31, 2022 and estimated proportion of profits from product distribution to be shared between the Company and the connected persons;

•

the estimated number of copyrights to be licensed by the Tencent Computer Group to the Company for the year ending December 31, 2022, based on number of copyrights licensed by the Tencent Computer Group from 2019 to 2021 and the average licensing fee for each copyright;

•

the estimated amount of broadcasting rights of e-sports events cost with the Douyu Group for the year ending December 31, 2022, based on the historical amount of broadcasting rights of e-sports events cost with the Douyu Group for the year ended December 31, 2021;

•

the estimated procurement of ACG products for the year ending December 31, 2022, based on the historical increases from 2018 to 2021 in the Group’s revenue from e-commerce and others, which primarily consist of sale of products (mainly ACG products) on the Group’s e-commerce platform and from offline performance activities;

•

the estimated licensing fees for the licensing of intellectual property in respect of musical products for the year ending December 31, 2022, based on the historical licensing fee for music products intellectual property in 2021 and an increase in number of licensing arrangements in 2022;

•

the estimated licensing fees for the broadcasting rights of e-sports events with TJ Sports of approximately RMB302 million for the year ending December 31, 2022, the majority of which is the amounts of licensing fees for broadcasting rights granted to the Company, which will be continuously valid for use in 2022;

•

the estimated cost in respect of the game collaboration of approximately RMB205 million for the year ended December 31, 2022, based on the current amount of games contents licensed from the Tencent Computer Group, the profits to be shared with the Tencent Computer Group in relation to the joint operation of mobile games;

•

the estimated cost of RMB400 million in respect of the cost for collaborations between the Company and the China Literature Group for the year ending December 31, 2022, mainly based on the estimated licensing fees (including the adaptation of literary works into various different formats such as games, animations, comics and TV series and the procurement of animations) to be incurred by the Company to the China Literature Group and the investment amounts to be incurred by the Company to the China Literature Group for joint investment projects for the year ending December 31, 2022; and

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•

the estimated licensing fees for the broadcasting rights of e-sports events with Huya Group of approximately RMB800 million for the year ending December 31, 2022, the majority of which is the amounts of licensing fees for e-sport events broadcasting rights granted to the Group, which will be continuously valid for use in 2022;

(c)	the anticipated increase/growth in 2023 and 2024, after taking into account the following factors:

•

collaborations between the Company and the Tencent Computer Group in areas including, intellectual property rights licensing, promotion and product distribution based on historical growth rates for various operational aspects including but not limited to the increase in the Group’s average MAU, MPU, paying ratio and total operating costs.

Being a go-to video community for young generations in China, the Company is well positioned to capitalize opportunities created by the dominance of video as the means for consuming information. As stated in the section headed “Industry Overview — Accelerating content videolization trend in China” in the Prospectus, according to iResearch, video has become a dominant medium for communication, entertainment and information, and has integrated into the scenarios of everyday life, which is creating a large video-based industry in China with approximately 1,180.2 million users and over RMB1.8 trillion in revenue by 2025;

•	the substantial increases in the size of various markets that the Group and the connected persons operate in, including the PRC’s games market, the ACG market, the e-sports industry:

•

the PRC’s games market. The size of the PRC’s games market recorded an year-on-year increase during each of the year 2017, 2018, 2019 and 2020, from approximately RMB7.9 billion for 2016 to approximately RMB41.1 billion for 2020, representing a CAGR of approximately 51.0%. According to the ACG Report, the size of PRC’s games market is expected to rise to approximately RMB80.1 billion by the year 2023;

•

the ACG market. As reported by iResearch in October 2021, the ACG peripheral market (including ACG art toy, ACG virtual idol, ACG offline entertainment and ACG apparel) in the PRC increased from approximately RMB5.3 billion for 2016 to approximately RMB35.0 billion for 2020, representing a CAGR of approximately 60.3%, and such sales are expected to further increase and reach approximately RMB102.4 billion by the year 2023 (indicating an CAGR of approximately 43.0% from 2020 to 2023);

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•

the e-sports industry, the market size of which grew from RMB147.4 billion in 2020 to RMB215.7 billion in 2022, representing a CAGR of 21.0% and the rising popularity and cultural impact of e-sports evidenced by the inclusion of e-sports as an official medal event at the 19th Asian Games in Hangzhou, China to be held in September 2022, according to the iResearch E-sports Report. The anticipated growth in the Company’s user base active for e-sports content and growth in business areas such as mobile games, videos and live broadcasting, with reference to the anticipated growth and development of the e-sports industry in China and the number of e-sports users anticipated to reach 525 million by 2022, according to the iResearch E-sports Report;

•

online music entertainment market, where there is a large user base and increasing demand. The number of users in the Chinese online music entertainment market reached 658.3 million in December 2020 and 681.0 million in June 2021, according to the China Internet Network Information Center;

•	collaborations between the Company and Tianwen Kadokawa as the Company further expands its content offerings in comics, TV series and novels;

•

the Company’s revenues generated from games and the increasing demand to promote the Company’s games through the Tencent Group’s platforms, given the Tencent Group’s leading position as a games developer, distributor and operator, as well as the popular appeal of the Tencent Group’s games platform;

•

collaborations between the Company and the China Literature Group in the adaptation of literary works into various different formats such as games, animations, comics and TV series and the procurement of animations;

•	the Company’s content offerings adapted from popular intellectual properties from the China Literature Group, including mobile games, TV dramas, comics, audio and original Chinese cultural animations;

•

the reputation and capabilities of each of the connected persons, further details of which are set out in the sections headed “5.3 Listing Rules implications” and “5.2.3 Reasons for and benefits of entering into the Collaboration Agreements” in this circular;

•	the historical growth in costs paid by the Group to the connected persons in different aspects of the existing collaborations;

(d)	the recognition by the Company of the need to:

•	engage with established promotion partners to promote and enhance the awareness of the Company’s brand in order to acquire and retain more users as the Company continues to scale;

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•

to collaborate with Douyu, TJ Sports and the Huya Group in content offerings, effective monetization of the Company’s games and e-sports resources, enrichment of the Company’s content offerings in order to take advantage of the anticipated growth of the industry to further enhance the business growth of the Company;

•

expand its content library to meet users’ increasing demand for popular licensed intellectual properties, such as comics, TV series and novels, with reference to the anticipated growth in the market size of the ACGN (animation, comics, games, light novels) market in China, from RMB100.0 billion in 2020 to RMB221.9 billion in 2023, representing a CAGR of 30.4%, according to the China’s ACG Industry Report published by iResearch in October 2021;

•

expand its content library to meet paying users’ increasing demand for a holistic and immersive entertainment experience, including both music and video, and a particular need for high quality and diversified music tracks and global labels.

Income to be generated by the Company from the connected persons

(a)

the historical amount and the existing agreements between the Company and the connected persons, the GMV for the value added services under the joint membership generated and to be generated by the connected persons’ platform (which is in turn based on the number of subscriptions of the joint membership and the subscription fees); the profit sharing ratio between the Group and the connected persons for the joint membership; the estimated growth rate based on historical growth rates for various operational aspects including but not limited to increase in the Group’s average MAU, MPU, paying ratio and total operating costs;

(b)

the estimated amounts of income to be generated by the Company from the connected persons in relation to IP related collaborations and licensing, product distribution, promotion collaboration and game collaboration for the year ending December 31, 2022, after taking into account the followings:

•

the estimated GMV for the value-added services under the joint membership to be generated through the platforms of the connected persons for the year ending December 31, 2022 and the estimated proportion of profits from product distribution to be shared between the Company and the connected persons;

•

the estimated number of copyrights to be licensed by the Company to the Tencent Computer Group for the year ending December 31, 2022, based on the number of copyrights licensed by the Company from 2019 to 2021 and the average licensing fee for each copyright;

•

the estimated amounts of broadcasting rights of e-sports events cost to be paid by the Douyu Group to the Group for the year ending December 31, 2022, taking into account the range of licensing fees for e-sport events broadcasting rights licensed to the Group by parties other than connected persons, together with its average for 2021;

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•

the estimated licensing fee for the licensing of intellectual property in respect of musical products for the year ending December 31, 2022, based the historical licensing fee for music products intellectual property in 2021 and an increase in the number of licensing arrangements in 2022;

•

the estimated cost in respect of game collaboration of approximately RMB40 million for the year ending December 31, 2022, mainly based on the increase in the historical amount paid by paying players from 2019 to 2021 and the profit sharing ratio for 2021;

•

the estimated cost of RMB50 million in respect of the cost for collaborations between the Company and the China Literature Group for the year ending December 31, 2022, mainly based on estimated the investment amounts to be paid by the China Literature Group to the Company; and the estimated profit to be shared by the China Literature Group to the Company for joint investment projects; and

•

the estimated licensing fees for the broadcasting rights of e-sports events to be paid by the Huya Group to the Group of approximately RMB700 million for the year ending December 31, 2022, the majority of which is the amounts of licensing fees for e-sport events broadcasting rights granted to the Huya Group, which will be continuously valid for use in 2022;

(c)	the anticipated growth/increase in 2023 and 2024, after taking into account the following factors:

•

the collaborations between the Company and the Tencent Computer Group in areas such as promotion and product distribution based on (i) the stable business relationship between the Company and the Tencent Computer Group and the continuously growing user base of the Company as it takes advantage of its unique position in the demographic cohort of individuals born between 1985 and 2009, a natural extension of Gen Z, to gain visibility and penetrate into the market of Gen Z+ users; and (ii) the historical growth rates for various operational aspects including but not limited to increase in the Group’s average MAU, MPU, paying ratio and total operating costs;

•	the expected increase in the monetization value and number of the Company’s intellectual properties;

•

collaborations between the Company and the connected persons in, among others, e-sports related contents leveraging the competitive advantages of the Company in e-sports resources as the Company has built a sustainable e-sports ecosystem with various businesses spanning across livestreaming, e-sports competition operations, e-sports talent brokers, and event organization, which would also allow the connected persons to expand their content offering categories and tap into the market of Gen Z+ e-sports users;

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•

demand from connected persons to promote its music-related services and content on the Company’s platform in order to gain visibility and penetrate into the market of Gen Z+ users, with reference to the growing number of young users for online music services. According to the China Internet Network Information Center, users born between 1992 to 2001 has the highest penetration rate of online music, which reached 84.1%, the highest compared with other age groups in June 2021;

•

the anticipated increase in the volume of joint memberships, allowing the paying users of connected persons to access services provided by the Company, and in music copyrights licensing from the Company, corresponding to a projected increase in the number of paying users.

5.3	Listing Rules implications

As Tencent is one of the substantial Shareholders of the Company, Tencent shall be a connected person of the Company upon the Effective Date. Tencent Computer, Douyu, Guangzhou Huya, Shanghai Yueting, Tianwen Kadokawa, TME Tech Shenzhen and TJ Sports are associates of Tencent and therefore shall be connected persons of the Company upon the Effective Date pursuant to Rule 14A.07(4) of the Listing Rules. Accordingly, the transactions contemplated under the Cloud Services Agreement and the Collaboration Agreements shall constitute continuing connected transactions of the Company upon the Effective Date.

As the highest applicable percentage ratio for each of the three years ending December 31, 2022, 2023 and 2024 calculated with reference to Rule 14.07 of the Listing Rules in respect of the annual caps for the service fees to be incurred by the Company under the Cloud Services Agreement exceeds 5% on an annual basis, the Cloud Services Agreement and the transactions contemplated thereunder shall be subject to the annual review, reporting, announcement and independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Pursuant to Rule 14A.81 of the Listing Rules, the transactions under the Collaboration Agreements entered into by the Company and the associates of Tencent are required to be aggregated. As the highest applicable percentage ratio for each of the three years ending December 31, 2022, 2023 and 2024 calculated with reference to Rule 14.07 of the Listing Rules in respect of each of the aggregated annual cap for (i) the transaction costs to be incurred by the Company, and (ii) transaction income to be generated by the Company from the connected persons for the Collaboration Agreements exceeds 5% on an annual basis, the Collaboration Agreements and the transactions contemplated thereunder shall be subject to the annual review, reporting, announcement and independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

No Director has abstained from voting on the relevant resolutions of the Board in relation to the Cloud Services Agreement, the Collaboration Agreements and transactions contemplated thereunder.

Tencent is one of the substantial Shareholders of the Company, which, as of February 28, 2022, held 11.2% of the total issued and outstanding Shares, representing 3.8% of the aggregate voting power which Tencent was entitled to exercise. Accordingly, Tencent will be required to abstain from voting on the ordinary resolutions proposed to be passed at the AGM for approving the Cloud Services Agreement, the Collaboration Agreements and the transactions contemplated thereunder. To the best of the Director’s knowledge, information and belief having made all reasonable enquiries, save as disclosed above, no other Shareholders will be required to abstain from voting in respect of the aforementioned ordinary resolutions to be proposed at the AGM.

LETTER FROM THE BOARD

An Independent Board Committee, comprising all the independent Directors, namely, Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding, has been formed to consider, and to advise the independent Shareholders, among other things, whether the Cloud Services Agreement and the Collaboration Agreements are conducted in the ordinary and usual course of business of the Company, fair and reasonable, on normal commercial terms and in the interests of the Company and its Shareholders as a whole. Gram Capital has been appointed as the Independent Financial Adviser to make recommendations to the Independent Board Committee and the independent Shareholders on the terms of the Cloud Services Agreement, the Collaboration Agreements and the transactions contemplated thereunder.

5.4	Internal Control Measures

In order to ensure that the terms under the relevant framework agreements for the continuing connected transactions are fair and reasonable, and the transactions are carried out based on normal or no less favorable commercial terms, the Group has adopted the following internal control procedures:

•

the Company has adopted and implemented a management system on connected transactions. The Board, management and various internal departments of the Company, including but not limited to the business (including but not limited to the procurement department and the demand department), the finance, and the legal departments, are jointly responsible for evaluating the terms of the framework and definitive agreements for the Company’s continuing connected transactions, in particular the fairness of the pricing policies, before the entering into of such agreements. Specifically:

•

when considering the pricing policies and fees to be provided to and by the Company, the business department will, prior to the entering into of the transaction agreements, take into account the prevailing market conditions and practices and terms (including pricing policies and fees) of similar transactions with independent third parties, to ensure that the pricing and terms offered by the connected persons, are fair, reasonable and are no less favorable than those offered by independent third parties.

•

where prevailing market rates are considered, usually the business department (e.g. the procurement department) will obtain quotes from at least two independent third parties in the PRC for the provision of the same or similar services and/or products for comparison against the proposed prices/fees provided by or to the Company and would only approve the proposed transaction with the connected person if the prices/ fees provided to or by the connected person is in line with transactions of similar nature with independent third parties. The business department will also evaluate the quote in respect of the capabilities of the counterparty and market practices.

•

where historical transaction amounts are considered, the business department (e.g. the procurement department) will make reference to at least two quotes of the same or similar product and/or service which the Group has provided to, or received from, its existing independent third party clients or service providers or quotes of at least two historical transactions with the most similar product and/or service for comparison against the proposed prices/fees provided by or to the Company and would only approve the proposed transaction with the connected person if the price/fees provided to or by the connected person is in line with transactions of similar nature with independent third parties.

LETTER FROM THE BOARD

•

in addition to referencing prevailing market rates and/or historical transactions, in the event that no comparable quotes can be obtained, or there are no historical transactions for reference, or the pricing for such products/services are not determined with reference to comparable companies, different departments (depending on the type of product or service) will carry out a comprehensive evaluation of the proposed transaction, including but not limited to analyzing and forecasting the expected increase in user traffic and revenue from the proposed transaction, to assess the potential commercial benefits. The final pricing policies and fees will be determined with reference to the evaluation results and opinion and analyses of experts in the Group with sufficient industry experience (i.e. the head of department).

By way of example, for the procurement of copyrights, according to the relevant procurement system, the relevant business department (i.e. the copyright procurement department in this example) will communicate with the demand department at the end of the year on the content to be procured in the coming year, and formulate a procurement budget which will be approved by the supervisor in charge. The copyright procurement department would then seek for opportunities to procure such copyrights and the demand department would then conduct an evaluation of the potential procurement opportunity. After receiving the evaluation results, the copyright procurement department will decide whether to initiate the negotiation process and proceed with the procurement. During the negotiation process, if the commercial terms proposed by the connected person exceed the conditions initially approved by the demand department, the copyright procurement department will seek further confirmation with the demand department again. The negotiation process would only continue if the demand department confirms that there is a strong need for such additional commercial terms and such terms are confirmed with the demand department. The negotiation process would otherwise be terminated. The aforementioned process is subject to annual review by the Company.

•

in addition to the business department, the finance, and the legal departments will also review, analyze and approve the proposed transaction and terms thereof. Subsequently, the business department will consider the internal evaluations and approvals from various internal departments and determine whether to proceed with the transaction. The proposed transaction, together with its terms, will also be reviewed and approved by the Board in accordance with the Listing Rules.

•

various internal departments of the Company will monitor the fulfilment status and the transaction updates under the framework agreement on a quarterly basis. The business department and the finance department are responsible for monitoring the transaction amounts of the continuing connected transactions to ensure that the annual caps under the framework agreements are complied with, and that any definitive agreement under the relevant framework agreements shall only be entered into by the Company after the completion of the internal review process. If the actual transaction amount reaches a certain threshold of an annual cap (i.e. 25% in the first quarter, 50% in the second quarter or 75% in the third quarter), or if the business and the finance departments expect that the relevant business operations will expand and may use up a substantial part of an annual cap in the short run, the matter shall promptly be escalated to the chief financial officer of the Company. The chief financial officer will assess if there is a need to revise any existing annual cap, and if so, the Company will revise the such annual cap in accordance with the relevant internal procedures and re- comply with the requirements under the Listing Rules.

LETTER FROM THE BOARD

•

the independent non-executive Directors and auditors of the Company will conduct an annual review of the continuing connected transactions under the framework agreements and provide annual confirmation to ensure that in accordance with Rules 14A.55 and 14A.56 the Listing Rules that the transactions are conducted in accordance with the terms of the agreements, on normal commercial terms and in accordance with the relevant pricing policies; the audit committee of the Company will review the Company’s financial controls, risk management and internal control systems; and when considering any renewal or revisions to the framework agreements, the Company will then comply with the Listing Rules as applicable.

5.5	Information on the parties

The Company and the Group

The Company was incorporated in the Cayman Islands on December 23, 2013 as an exempted company and listed on the Main Board of the Stock Exchange by way of secondary listing. The Group is an iconic brand and a leading video community for young generations in China which offers a wide array of content serving young generations’ diverse interests, including through mobile games, value-added services, advertising, e-commerce and other offline events and activities.

The connected persons

For information on Tencent Computer, Douyu, Tianwen Kadokawa, TME Tech Shenzhen, Shanghai Yueting, Guangzhou Huya, TJ Sports, including their principal business activities and relationship with the Company, please refer to the sections headed “5.3 Listing Rules implications” and “5.2.3 Reasons for and benefits of entering into the Collaboration Agreements” in this circular.

6.	AGM

The notice of the AGM is set out in this circular. The form of proxy for use at the AGM is also enclosed with this circular. The form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk), the Company (https://ir.bilibili.com/) and the SEC (www.sec.gov).

The Board has fixed the close of business on May 27, 2022 Hong Kong time, as the record date (the “Shares Record Date”) of our Class Y Ordinary Shares and Class Z Ordinary Shares. Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of ADSs as of the close of business on May 27, 2022 New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class Z Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 4:30 p.m., Hong Kong time, on June 28, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on June 22, 2022 to enable the votes attaching to the Class Z Ordinary Shares represented by your ADSs to be cast at the AGM.

LETTER FROM THE BOARD

The return of a form of proxy will not preclude the Shareholder from attending and voting in person at the AGM.

In accordance with Rule 13.39(4) of the Listing Rules, all votes of the Shareholders at the AGM shall be taken by poll and an announcement on the poll results will be published by the Company after the AGM in the manner prescribed under the Listing Rules.

7.	RECOMMENDATION

Re-election of Directors, Share Repurchase Mandate and Share Issue Mandate and adoption of new Articles of Association

The Directors believe that the proposals set out in this circular and notice of AGM in relation to the re-election of the Directors, the grant of the Share Repurchase Mandate and the Share Issue Mandate and the adoption of the new Articles of Association, are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all Shareholders vote in favor of all such resolutions to be proposed at the AGM.

Cloud Services Agreement and Collaboration Agreements

The Directors (including the members of the Independent Board Committee having considered the advice from Gram Capital) are of the view that the terms of the each of the Cloud Services Agreement and the Collaboration Agreements are fair and reasonable and the continuing connected transactions thereunder are on normal commercial terms or better, in the ordinary and usual course of business of the Group, and in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend that all independent Shareholders vote in favor of all such resolutions to be proposed at the AGM.

8.	ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular, including but not limited to (i) the letter from the Independent Board Committee containing its recommendation to the independent Shareholders in relation to the Cloud Services Agreement and Collaboration Agreements and the transactions contemplated thereunder; and (ii) the letter from Gram Capital to the Independent Board Committee and the independent Shareholders containing its advice in respect of the Cloud Services Agreement and Collaboration Agreements and the transactions contemplated thereunder.

Yours faithfully, for and on behalf of the Board of Bilibili Inc. Rui Chen Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The following is the text of a letter from the Independent Board Committee setting out its recommendation to the Independent Shareholders in relation to the Cloud Services Agreement and the Collaboration Agreements and the transactions contemplated thereunder.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

June 6, 2022

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

IN RELATION TO THE CLOUD SERVICES AGREEMENT AND THE COLLABORATION AGREEMENTS

We refer to the circular dated June 6, 2022 (the “Circular”) to the shareholders of the Company of which this letter forms part. Unless otherwise specified, terms defined in the Circular shall have the same meanings in this letter.

We have been appointed to form the Independent Board Committee to advise the independent Shareholders in respect of the Cloud Services Agreement and Collaboration Agreements, and the transactions contemplated thereunder (including the proposed annual caps), details of which are set out in the “Letter from the Board” contained in the Circular. Gram Capital has been appointed to advise the Independent Shareholders and us in this regard.

Details of the advice and the principal factors and reasons Gram Capital has taken into consideration in giving such advice, are set out in the “Letter from Gram Capital” in the Circular. Your attention is also drawn to the “Letter from the Board” in the Circular and the additional information set out in the appendices thereto.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account the terms of the Cloud Services Agreement and Collaboration Agreements and the transactions contemplated thereunder and the advice of Gram Capital, we are of the opinion that each of the Cloud Services Agreement and Collaboration Agreements is carried out in the ordinary and usual course of the business of the Company and on normal commercial terms, and the terms of the each of the Cloud Services Agreement and Collaboration Agreements and the transactions contemplated thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole. We, therefore, recommend that you vote in favor of the resolutions to be proposed at the AGM to approve the Cloud Services Agreement and Collaboration Agreements.

Yours faithfully,

For and on behalf of

Independent Board Committee

Mr. JP Gan                Mr. Eric He                 Mr. Feng Li                 Mr. Guoqi Ding

Independent Directors

LETTER FROM GRAM CAPITAL

Set out below is the text of a letter received from Gram Capital, the Independent Financial Adviser to the Independent Board Committee and the independent Shareholders in respect of the Transactions for the purpose of inclusion in this circular.

Room 1209, 12/F. Nan Fung Tower 88 Connaught Road Central/ 173 Des Voeux Road Central Hong Kong 6 June 2022

To:	The independent board committee and the independent shareholders of Bilibili Inc.

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the independent Shareholders in respect of the transactions (the “Transactions”) contemplated under the Cloud Services Agreement and Collaboration Agreements, details of which are set out in the letter from the Board (the “Board Letter”) contained in the circular dated 6 June 2022 issued by the Company to the Shareholders (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

On 29 April 2022, the Company entered into a series of framework agreements (including the Cloud Services Agreement and Collaboration Agreements) with the Tencent Group and associates of Tencent.

With reference to the Board Letter, the Transactions constitute non-exempted continuing connected transactions of the Company and are subject to the annual reporting, announcement and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Independent Board Committee comprising Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING (all being independent Directors) has been established to advise the independent Shareholders on (i) whether the terms of the Transactions are on normal commercial terms and are fair and reasonable; (ii) whether the Transactions are conducted in the ordinary and usual course of business of the Group and are in the interests of the Company and the Shareholders as a whole; and (iii) how the independent Shareholders should vote in respect of the resolution(s) to approve the Transactions at the AGM. We, Gram Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the independent Shareholders in this respect.

LETTER FROM GRAM CAPITAL

INDEPENDENCE

We were not aware of (i) any relationships or interests between Gram Capital and the Company; or (ii) any services provided by Gram Capital to the Company, during the past two years immediately preceding the Latest Practicable Date, or any other parties that could be reasonably regarded as hindrance to Gram Capital’s independence to act as the Independent Financial Adviser to the Independent Board Committee and the independent Shareholders.

BASIS OF OUR OPINION

In formulating our opinion to the Independent Board Committee and the independent Shareholders, we have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations as provided to us by the Directors. We have assumed that all information and representations that have been provided by the Directors, for which they are solely and wholly responsible, are true and accurate at the time when they were made and continue to be so as at the Latest Practicable Date. We have also assumed that all statements of belief, opinion, expectation and intention made by the Directors in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its advisers, the Directors, which have been provided to us. Our opinion is based on the Directors’ representation and confirmation that there is no undisclosed private agreement/arrangement or implied understanding with anyone concerning the Transactions. We consider that we have taken sufficient and necessary steps on which to form a reasonable basis and an informed view for our opinion in compliance with Rule 13.80 of the Listing Rules.

The Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement therein or the Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, Tencent Computer, Douyu, Tianwen Kadokawa, TME Tech Shenzhen, TJ Sports, Shanghai Yueting, Guangzhou Huya or their respective subsidiaries or associates (as the case may be), nor have we considered the taxation implication on the Group or the Shareholders as a result of the Transactions. Our opinion is necessarily based on the financial, economic, market and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including any material change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. In addition, nothing contained in this letter should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Lastly, where information in this letter has been extracted from published or otherwise publicly available sources, it is the responsibility of Gram Capital to ensure that such information has been correctly extracted from the relevant sources and such sources are reliable.

LETTER FROM GRAM CAPITAL

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Transactions, we have taken into consideration the following principal factors and reasons:

Information of the Group

With reference to the Board Letter, the Group is an iconic brand and a leading video community for young generations in China which offers a wide array of content serving young generations’ diverse interests, including through mobile games, value-added services, advertising, e-commerce and other offline events and activities.

Information of counterparties to the Transactions

Pursuant to the Cloud Services Agreement and Collaboration Agreements, the counterparties of such agreements include Tencent Computer, Douyu, Tianwen Kadokawa, TME Tech Shenzhen, Shanghai Yueting, Guangzhou Huya and TJ Sports. For information on the aforesaid parties, including their principal business activities and relationship with the Company, please refer to the sections headed “5.1.3 Reasons for and benefit of entering into the Cloud Services Agreement” and “5.2.3 Reasons for and benefits of entering into the Collaboration Agreements” of the Board Letter.

Reasons and benefits of the Transactions

Cloud Services Agreement

With reference to the Board Letter, the Tencent Computer Group is a leading integrated service provider for a wide range of cloud services and technical services in China and is able to provide high quality, speedy, reliable and cost-efficient services. As noted from the Prospectus and as advised by the Directors, the Group has a high demand for storage and computing capacities due to the nature of the products and services the Group offers, the Group established a long-term business relationship with the Tencent Computer Group in respect of cloud services.

With reference to the press release published by Canalys (www. canalys.com) (established in September 1998, Canalys is an independent analyst company that strives to guide clients on the future of the technology industry and to think beyond the business models of the past. Canalys delivers smart market insights to IT, channel and service provider professionals around the world), the cloud infrastructure industry in the PRC is dominated by 4 market players, taking up approximately 80% of the market share in 2021 by total expenditure, the Tencent Cloud ranked third among the top industry players, taking up approximately 16% of the market share.

Given (i) the wide spectrum of cloud services and technical services required for the Group’s operations; and (ii) that there are limited integrated and established cloud service providers in the PRC and the Tencent Computer Group is one of the leading players in the cloud IaaS market, the Company believes that obtaining such services from the Tencent Computer Group would enable the Group to provide and further enhance users of the Group with its content offering services, which aligns with the interest of the Company and the Shareholders as a whole.

LETTER FROM GRAM CAPITAL

The Collaboration Agreements

As noted from the Board Letter, the Company is committed to providing high quality content for its users and seeks to achieve commercialization from the success of these contents. As the Company’s platform is an integrated entertainment media community that offers a wide variety of contents and its user community is large and engaged, it presents opportunity to attract users’ community and a deep and diverse pool of contents present opportunity to attract users seeking engaging entertainment experiences and quality content distribution. Furthermore, as there is a rapid expansion of user base for gaming and e-sports content including video and live broadcasting, and that the Company has one of the most recognized entertainment media communities for Gen Z+ and e-sports fans, the Company has long been capitalizing on the rising popularity of e-sports in China and continue to enhance its e-sports ecosystem.

As noted from the Board Letter and having considered the background information of the counterparties to the Collaboration Agreements, the collaboration between the Group and each of the relevant parties is expected to be mutually beneficial and will allow the Company to gain more popularity and expand the Company’s user base, enrich the Company’s content library, further diversify the Company’s content offerings, empower content creators, expand income stream and add value to the Company’s business.

Industry overview on the TMT industry

Set out below are certain basic statistics of the technology, media and telecom (“TMT”) industry:

(a)	Number of internet users (including mobile internet users) in the PRC

Set out below are the number of internet users in the PRC (including mobile internet users) in the PRC during the five years ended 31 December 2021 (the “Review Period”), being the latest five full- year statistics published by the China Internet Network Information Center (www. cnnic.cn):

	As at December 2021	As at December 2020	As at March 2020	As at December 2018	As at December 2017
			(Note)
Number of internet users in the PRC (including mobile internet users) (in million)	1,032.0	989.0	903.6	828.5	772.0
Number of mobile internet users in the PRC (in million)	1,028.7	985.8	896.9	817.0	752.7

Note: Relevant statistics for 2019 was not available and the statistics for March 2020 were published instead.

LETTER FROM GRAM CAPITAL

As shown in the table above, the number of internet users (including mobile internet users) in the PRC recorded year-on-year increase during each of the year 2018, 2019, 2020 and 2021. The number of internet users (including mobile internet users) in the PRC increased from approximately 772.0 million as at December 2017 to approximately 1,032.0 million as at December 2021, representing a CAGR of approximately 7.5%, while the number of mobile internet users in the PRC increased from approximately 752.7 million as at December 2017 to approximately 1,028.7 million as at December 2021, represent a CAGR of approximately 8.1%. The number of mobile internet users in the PRC accounted for approximately 99.7% of the number of internet users in the PRC as at December 2021.

(b)	Percentage of different usage of the internet by the internet users in the PRC

Set out below are the percentage of internet users in the PRC by different types of internet usage during the five years ended 31 December 2021, being the latest five full-year statistics published by the China Internet Network Information Center (www. cnnic.cn):

	As at December 2021	As at December 2020	As at March 2020	As at December 2018	As at December 2017
			(Note 1)
	%	%	%	%	%
Five highest usages:
Instant messaging	97.5	99.2	99.2	95.6	93.3
Internet videos (including short videos)	94.5	93.7	94.1	87.5	75.0
Online payment	87.6	86.4	85.0	72.5	68.8
Internet shopping	81.6	79.1	78.6	73.6	69.1
Search engine	80.3	77.8	83.0	82.2	81.9
Other usage that are related to the Transactions:
Online gaming	53.6	52.4	58.9	58.4	57.2
Online literature	48.6	46.5	50.4	52.1	48.9
Online live streaming (Note 2)	68.2	62.4	62.0	47.9	54.7
Online music	70.7	66.6	70.3	69.5	71.0

Notes:

1.	Relevant statistics for the year 2019 was not available and the statistics for March 2020 were published instead.
2.	Included e-commerce live streaming, sports live streaming, reality live streaming, gaming live streaming and concert live streaming.

LETTER FROM GRAM CAPITAL

As shown in the table above, instant messaging remains as the highest usage of internet by internet users in the PRC for each of the five years ended 31 December 2021. There are increasing trend in the use of internet for internet videos (including short videos), internet shopping and online live streaming (which are related to the Transactions) by internet users in the PRC while the use of internet for online gaming and online music remained was relatively stable during the Review Period.

The use of internet for:

•	internet videos (including short videos), in terms of percentage, increased from 75.0% as at December 2017 to 94.5% as at December 2021, represent a CAGR of approximately 5.9%;

•	for internet shopping, in terms of percentage, increased from 69.1% as at December 2017 to 81.6% as at December 2021, represent a CAGR of approximately 4.3%; and

•	online live streaming, in terms of percentage, increased from 54.7% as at December 2017 to 68.2% as at December 2021, represent a CAGR of approximately 5.7%.

Having considered the statistics above, we are of the view that the prospects of the TMT industry in the PRC is generally positive.

As confirmed by the Directors, as the Transactions are conducted in the ordinary and usual course of business of the Group and may be conducted on a frequent basis, it would be costly and impractical to make regular disclosure of each of the relevant transactions and obtain the prior approval from the independent Shareholders as required by the Listing Rules, if necessary. Accordingly, we concur with the Directors that the Transactions will be beneficial to the Company and the Shareholders as a whole.

Based on the above factors, we are of the view that the Transactions are conducted in the ordinary and usual course of business of the Group and are in the interests of the Company and the Shareholders as a whole.

Principal terms of the Transactions

1.	Cloud Services Agreement

Principal terms of the Cloud Services Agreement are set out as follows:

Date

29 April 2022

Parties

The Company; and

Tencent Computer (for itself and on behalf of the Tencent Computer Group)

LETTER FROM GRAM CAPITAL

Principal terms

Pursuant to the Cloud Services Agreement, the Tencent Computer Group will provide cloud services and other technical services to the Company for service fees. Cloud services and other technical services include but are not limited to the provision of content delivery network services, cloud services, cloud storage, border gateway protocol, agile product development management platform, performance testing, cloud security and technical support related to cloud services, game testing and product testing services.

The initial term of the Cloud Services Agreement is from the Effective Date until 31 December 2024, subject to renewal upon the mutual agreement of the parties and compliance with the Listing Rules.

Separate underlying agreements will be entered into which will set out the precise scope of service, service fees calculation, method of payment and other details of the service arrangement in the manner provided in the Cloud Services Agreement.

Pricing policies of the Cloud Services Agreement

Before entering into any cloud services and technical services agreement pursuant to the Cloud Services Agreement, the Company will assess its business needs and take into account a number of factors, including but not limited to (i) historical transaction amounts and/or (ii) service fee rates of the services offered by the Tencent Computer Group and other comparable independent third party service providers in the market. The Company will only enter into a cloud services and technical services agreement with the Tencent Computer Group if (i) the terms and conditions are fair and reasonable, and (ii) it is in the best interests of the Company and its shareholders as a whole.

The Tencent Computer Group publishes its reference rates on its website. The service fee rates to be charged by the Tencent Computer Group will be based on the reference rates and may be adjusted depending on the range and the specifications of the services to be provided by the Tencent Computer Group.

To assess the fairness and reasonableness of the pricing policies, upon our request, the Directors provided us an exhaustive list of contracts entered into between the Group and the Tencent Computer Group for the three years ended 31 December 2021 for the same cloud services as those contemplated under the Cloud Services Agreement. We randomly selected from the list and obtained copies of three contracts relating to the provision of cloud services by the Tencent Computer Group, together with the three contracts entered into between the Group and independent third parties for similar could services which covered similar time period. We considered the number of contracts and the scope of the cloud services are sufficient, fair and representative and appropriate for comparison purpose. Based on the aforesaid documents, we noted that (i) the services fee rates offered by the Tencent Computer Group were no less favourable to the Group as compared to those offered by other independent third party providers; and (ii) the historical transactions were concluded with similar pricing policies as those set out under the Cloud Services Agreement. Despite that the aforesaid three contracts were related to historical transactions, we consider that we could form our view on the fairness of the pricing policies under the Cloud Services Agreement by reviewing the aforesaid three contracts as the historical transactions under the aforesaid three contracts were concluded with similar pricing policies as those set out under the Cloud Services Agreement.

LETTER FROM GRAM CAPITAL

With reference to the Board Letter, in order to ensure that the terms under the Cloud Services Agreement for the continuing connected transactions are fair and reasonable, and the transactions are carried out based on normal or no less favorable terms, the Group has adopted certain internal control procedures. Details of the internal control procedures are set out in the section headed “5.4 Internal Control Measures” of the Board Letter. Having considered the internal control procedures, in particular (i) various other internal departments of the Company will monitor the fulfilment status and the transaction updates under the Cloud Services Agreement as necessary from time to time; and (ii) there will be quotation collection and review procedures prior to the entering into of the transaction agreements, we are of the view that the effective implementation of the internal control procedures would help to ensure fair pricing of the Cloud Services Agreement according to the pricing policies. In addition, we also noted from the internal control measures that various internal departments of the Company will monitor the fulfilment status and the transaction updates under the framework agreement on a quarterly basis and there will be further actions if certain circumstances take place. As the frequency of annual cap monitoring procedures is not lower than the frequency of the Company’s publication of financial statements, we consider the frequency of annual cap monitoring procedures is appropriate.

For our due diligence purpose, we discussed with senior management (including the Company’s chief financial officer), staff of Company’s relevant departments (i.e. finance department and legal department, being the departments which will be involved in the internal control procedures) and understood that the Company’s senior management and staff of the Company’s relevant departments (i) were aware of the internal control measures; and (ii) would comply with such measures when conducting the transactions contemplated under the Cloud Services Agreement. Accordingly, we do not doubt the effectiveness of the implementation of the internal control procedures as mentioned above.

Having considered the above, in particular, (i) the Company will only enter into a cloud services agreement with the Tencent Computer Group if the terms and conditions are fair and reasonable; (ii) various other internal departments of the Company will be jointly responsible for evaluating the fairness of the pricing policies; and (iii) the Company will take into account a number of factors, including service fee rates of services offered by other comparable independent third party service providers in the market, we are of the view that the pricing policies for the cloud services to be fair and reasonable.

Proposed annual caps

The table below demonstrates (i) the service fees relating to the cloud services incurred by the Company for the three years ended 31 December 2021; and (ii) proposed annual caps relating to the cloud services incurred by the Company for the three years ending 31 December 2024:

	For the year ended 31 December 2019	For the year ended 31 December 2020	For the year ended 31 December 2021
	RMB million	RMB million	RMB million
Historical amount	168.5	215.5	345.9

	For the year ending 31 December 2022	For the year ending 31 December 2023	For the year ending 31 December 2024
	RMB million	RMB million	RMB million
Proposed annual caps	691.7	1,245.0	2,241.0

LETTER FROM GRAM CAPITAL

The proposed annual caps were determined based on certain factors, details of which are set out under the sub-section headed “5.1.7 Basis of caps” under the section headed “5.1 Cloud Services Agreement” of the Board Letter.

For our due diligence purpose, we obtained a breakdown of the historical amount and a calculation of the proposed annual caps from the Company. We noted from the breakdown that the Cloud Services provided by the Tencent Computer Group accounted for approximately 18% to 22% of the Group’s server and bandwidth costs for each of the three years ended 31 December 2021. The proposed annual caps are formulated based on (i) the Group’s estimated server and bandwidth costs for each of the three years ending 31 December 2024; and (ii) the estimated proportion of cloud service fees under the Cloud Services Agreement in relation to the estimated server and bandwidth costs.

We noted from the calculation that the Group’s estimated server and bandwidth costs are expected to increase by approximately 54% to 68% per annum for the three years ending 31 December 2024, being higher than the Group’s historical growth in server and bandwidth costs of approximately 37% for FY2021 as compared to that for FY2020. With reference to the Company’s investor presentation for the fourth quarter of 2021 and as advised by the Directors, due to the increase in the content offering on the Company’s platform, as substantiated by the year-on-year increase in (i) the Group’s average MAU of 35%; (ii) the number of monthly average active content creators of approximately 58%; (iii) the number of monthly video submission of approximately 85%; and (iv) the average daily video views of approximately 83%, for the fourth quarter of 2021 as compared to those for the fourth quarter of 2020, it is expected that the future growth rate for server and bandwidth costs shall further increase to meet the Group’s demand. Furthermore, the estimated increase in server and bandwidth costs for the three years ending 31 December 2024 is in line with the historical annual growth rates for the Group’s net revenues of approximately 64% (from FY2018 to FY2019), 77% (from FY2019 to FY2020) and 62% (from FY2020 to FY2021).

In respect of the estimated proportion of cloud service fees under the Cloud Services Agreement in relation to the estimated server and bandwidth costs, we noted from the calculation that such proportion range from approximately 28% to 35% for the three years ending 31 December 2024, being higher than the historical proportion of approximately 18% to 22% during the three years ended 31 December 2021. As further advised by the Directors, the Group historically engaged several cloud services providers (including Tencent Computer Group and other independent third parties cloud services providers) in respect of Cloud Services and intends to increase its usage in the Cloud Services provided by the Tencent Computer Group. As a result, the proportion of the cloud service fees under the Cloud Services Agreement to the estimated server and bandwidth costs is expected to increase. As mentioned in the Board Letter, the Tencent Computer Group is a leading integrated service provider for a wide range of cloud services and technical services in China and is able to provide high quality, speedy, reliable and cost-efficient services, we consider that the Group’s intention to increase its usage in the cloud services provided by the Tencent Computer Group is reasonable.

Having considered the above, we are of the view that the proposed annual caps for the three years ending 31 December 2024 to be fair and reasonable.

Shareholders should note that as the proposed annual caps for the three years ending 31 December 2024 under the Cloud Services Agreement are relating to future events and were estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2024, and they do not represent forecasts of cost to be incurred from the transactions contemplated under the Cloud Services Agreement. Consequently, we express no opinion as to how closely the actual cost to be incurred from the transactions contemplated under the Cloud Services Agreement will correspond with the proposed annual caps.

LETTER FROM GRAM CAPITAL

Having considered the above factors, we are of the view that the terms of the transactions contemplated under the Cloud Services Agreement are on normal commercial terms and are fair and reasonable.

2.	Collaboration Agreements

Principal terms of the transactions contemplated under the Collaboration Agreements are set out as follows:

Date:

29 April 2022

Parties

The Company entered into a collaboration agreement with each of the below parties, which shall be associates of Tencent and hence connected persons of the Company upon the Effective Date, in relation to IP related collaborations and licensing, product distribution, promotion collaboration, game collaboration, content production collaboration and offline exhibitions:

(a)	Tencent Computer (for itself and on behalf of the Tencent Computer Group)

(b)	Douyu

(c)	Tianwen Kadokawa

(d)	TME Tech Shenzhen (for itself and on behalf of the TME Group)

(e)	Shanghai Yueting (for itself and on behalf of the China Literature Group)

(f)	Guangzhou Huya (for itself and on behalf of the Huya Group)

(g)	TJ Sports

LETTER FROM GRAM CAPITAL

Principal terms

Pursuant to the Collaboration Agreements, the Company will engage in the following categories of transactions with the aforementioned connected persons:

Transaction category	Parties involved

IP related collaborations and licensing

The Company and certain parties involved will procure from and/or license to each other certain intellectual property rights, including but not limited to:

(a)   copyrights relating to TV series, animations, comics, professional user generated videos, and virtual idols, for broadcasting or use on the parties’ respective platforms and products;

(b)   copyrights (including information network transmission rights and adaptation rights) and other intellectual property rights in relation to, among others, games (jointly operate or promote), audio drama and comics, that are to be used for information network transmission, promotion, display, distribution etc.;

(c)   licenses and copyrights in respect of certain media content, including but not limited to e-sports competition videos, commentary videos, video game images, motion comics and other entertainment media content, for display, use and viewing on the Company’s platform;

(d)   intellectual property rights in respect of musical products, including but not limited to audio frequency, lyrics and songs, music videos, relevant pictures, articles and videos of the performers and other audio products.

In addition, the Company will cooperate with TJ Sports on developing derivative products (such as icon and emoji customization which can be used on the Company’s platform) from certain licensed copyright, and translate the licensed copyrights from Tianwen Kadokawa and own the relevant rights of the translated works in Simplified Chinese and Tianwen Kadokawa will license from the Company such translated works when they are published for a licensing fee.

The Company, Tencent Computer, Douyu, Tianwen Kadokawa, TME Tech Shenzhen, Shanghai Yueting, Guangzhou Huya, TJ Sports

LETTER FROM GRAM CAPITAL

Product distribution

The Company and certain parties involved will:

(a)   procure from each other, and/or distribute on their platforms certain products, including but not limited to comic books, comics and animation derivative products; and/or

(b)   jointly distribute certain products or services, including but not limited to joint-memberships, and share the revenue derived from such distribution.

The Company, Tencent Computer, Tianwen Kadokawa, TME Tech Shenzhen

Promotion collaboration

The Company and certain parties involved will:

(a)   promote games or e-sports events, in which the Company or the connected person has a right to operate or license, on each other’s respective platforms through advertising or streaming services; and/or

(b)   procure advertising services from each other, including but not limited to the production and publication of online advertisements and the invitation of designated persons, such as content creators on the Company’s platforms, to participate in the production of music, sharing moments on their respective channels, livestreaming and offline events.

The Company, Douyu, TME Tech Shenzhen, Guangzhou Huya

LETTER FROM GRAM CAPITAL

Game collaboration

The Company and certain parties involved will promote, on each other’s platforms, games that are authorized to be published or operated by each of the parties, jointly operate certain games or authorize each other to publish and operate certain games.	The Company, Tencent Computer, Shanghai Yueting

Content production collaboration

The Company and the parties involved will collaborate with each other to make joint-investment in the production of several types of entertainment media contents, including but not limited to TV series, variety shows, documentaries and animations with a profit sharing arrangement.

The Company will also engage Tianwen Kadokawa for the design and manufacturing of derivative products and the publishing of the Company’s works.

The Company, Tencent Computer, Tianwen Kadokawa, Shanghai Yueting

Offline exhibitions

Each of Tianwen Kadokawa and Shanghai Yueting will participate in the Company’s offline exhibitions and pay the Company participation fees.	The Company, Tianwen Kadokawa, Shanghai Yueting

The initial term of the each of the Collaboration Agreements is from the Effective Date to 31 December 2024, subject to renewal upon the mutual agreement of the parties and compliance with the Listing Rules.

Separate underlying agreements will be entered into which will set out the precise scope of the collaboration arrangements in the manner provided in the Collaboration Agreements.

LETTER FROM GRAM CAPITAL

Pricing policies of the Collaboration Agreements

With reference to the Board Letter, the Company and the connected persons will adopt one or more of the below three main types of pricing policies in determining the prices and fees applicable to each type of collaboration under the Collaboration Agreements:

(i)	prevailing market prices and fees for similar transactions with independent third parties;

(ii)	historical price and fees of the same or similar product and/or service; and/or

(iii)	comprehensive evaluation of the proposed transaction, including but not limited to analyzing and forecasting the expected increase in user traffic and revenue from the proposed transaction.

Further details of the pricing policies applicable to each type of collaboration are set out below.

IP related collaborations and licensing

Costs to be incurred by the Company

With reference to the Board Letter, the purchase price or licensing fees payable by the Company and the proportion of profits to be shared between the Company and the connected person will be determined after arm’s length negotiations on a fair and reasonable basis taking into account (i) the terms and conditions offered by the connected person with those offered by independent third parties in the market and/or (ii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors including but not limited to:

(a)

data on the commercial benefits, including but not limited to an increase in MAU and user base and user engagement, which resulted from historical licensing and acquisition of intellectual property rights which will be regularly reviewed and updated by the Group’s business team;

(b)

the nature, popularity, commercial prospects of the relevant intellectual property rights, the operational and financial capabilities and distribution channels of the connected persons and various other commercial considerations including but not limited to, where possible, the market practice in similar collaboration arrangements, prevailing transaction prices and/or the average proportion of revenue or profits shared in similar collaboration arrangements in the industry. Taking the acquisition of film and television information network transmission rights as an example, the acquisition price for the rights to a work that has recently been broadcasted in movie theatres but not yet on any online media platforms is generally higher than that for older film and television works that have been broadcasted many times on online and/or offline media platforms;

(c)

whether third parties, such as downstream producers, publishing partners, financial investors and authors of literary works, are involved in the licensing, publishing and adaptation of the relevant copyrights or intellectual property rights and the potential commercial value (such as the enrichment of content on the Company’s platform, and attraction of new users) which can result from the adaptation of the relevant copyrights or intellectual property rights and the collaboration with the connected person; and

(d)	the scope of ancillary rights in adapted literary works, such as joint-investment rights and/or joint-development rights, among the Company and its business partners.

LETTER FROM GRAM CAPITAL

Income to be generated by the Company from the connected persons

The pricing policies set out above in respect of the purchase price or licensing fees payable by the Company apply to the purchase price or licensing fees to be generated by the Company from the connected persons.

Product distribution

Costs to be incurred by the Company With reference to the Board Letter:

(a)

for intermediary purchases and customised purchases, the price of the product payable by the Company will be determined with reference to the market prices to ensure the proposed price will be similar to/in line with the market price of the same or a similar product distributed or procured by comparable independent third parties. Specifically, the Group will obtain quotes from no less than two suppliers of the same/similar type of services and compare such quotes against the proposed price;

(b)

for direct purchases from brands, the price of the product payable by the Company will be determined with reference to (i) historical transaction amounts and the average price of products of the same/similar type; and/or (ii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors, including but not limited to relevant market conditions and trends, historical sales volume, production cost and cycle, and projected profit margins;

(c)

to determine the proportion of profits from product distribution to be shared between the Company and the connected person, the Company and the connected person will take into account the (i) profit sharing proportions between the connected person/the Company and comparable independent third party distributors in the market, their distribution channels, sales capabilities; and (ii) various commercial factors, including but not limited to product popularity (based on historical transaction volume) and the extent of improvement of historical cooperation, to ensure that the proposed profit sharing proportions with the Company or the connected person are in the best interests of the Company or the connected person and each other’s shareholders as a whole. Internal assessments will be undertaken by the Group prior to the distribution of any product. Taking the distribution of membership cards as an example, the business department will evaluate the potential commercial benefits. If it is expected that the commercial benefits to brought about by a particular platform (either the Group or the connected person) would result in a significant increase in the membership volume, then such platform would take a higher percentage of the profit sharing ratio.

Income to be generated by the Company from the connected persons

The pricing policies set out above in respect of the price of the product payable by the Company apply to the price of the product to be generated by the Company from the connected persons.

LETTER FROM GRAM CAPITAL

Promotion collaboration

Costs to be incurred by the Company

With reference to the Board Letter, the promotion and advertising fees to be incurred by the Company will be determined with reference to (i) prevailing market rates and the market rates for similar promotional and advertising services offered by independent third parties (for example, for music promotion, the market practice is that music will be distributed on multiple platforms, therefore either the Group or the connected person would be able to collect data for comparison); and/or (ii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors, including advertising resources (for example, advertising and promotion resources and prices are fixed and can be obtained upon request and may be adjusted depending on the range and specifications of the resources (to be) purchased by the Group from or sold by the Group to the independent third party or the connected persons), costs and cycle, parties involved (for example, external parties such as live broadcast hosts and the content creators and the popularity of such parties), advertising content and popularity as well as the effectiveness of the promotional and advertising services provided by different online promotional and advertising service providers, the breadth of the user base of different online promotional and advertising platforms and their distribution services.

Income to be generated by the Company from the connected persons

The pricing policies set out above in respect of the promotion and advertising fees to be incurred by the Company apply to the promotion and advertising fees to be generated by the Company from the connected persons.

Game Collaboration

Costs to be incurred by the Company

With reference to the Board Letter, for promotion of games, the promotion fee or licensing fee payable by the Company and the proportion of profits to be shared between the Company and the connected person will vary depending on the relevant games and/or the details of the game collaboration arrangements, and after arm’s length negotiation on a fair and reasonable basis, with reference to (i) the fee structures and terms of comparable game collaborations (where available); and/or (ii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors, including the nature, popularity, quality and commercial prospects of the relevant game.

For procuring rights or obtaining licenses from the connected person, the purchase price or licensing fees payable by the Company shall be determined between the parties after arm’s length negotiations on a fair and reasonable basis from time to time, with reference to (i) market rates and/or (ii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors, including but not limited to the nature, popularity, quality and commercial prospects of the relevant game and the nature and scope of the license.

Income to be generated by the Company from the connected persons

The pricing policies set out above in respect of the promotion fee or licensing fee for the promotion of games and the purchase price or licensing fees for the procuring of rights or obtaining of licenses to be incurred by the Company apply to the fees to be generated by the Company from the connected persons.

LETTER FROM GRAM CAPITAL

Content production collaboration

With reference to the Board Letter, the investment amount and proportion of profits to be shared by the Company and the connected person will be determined on a fair and reasonable basis and with reference to (i) prevailing market rates and the market rates for similar content production collaborations with independent third parties factors; (ii) historical transaction amounts of previous content production collaborations of the same or similar nature; and/or (iii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors, such as the commercial prospects of the relevant content, copyright ownership, the costs and expenses associated with the development of the relevant animation and the available resources during the production process.

Before making any joint investment in the production of content pursuant to the relevant Collaboration Agreement, the Company will assess its business needs and compare the investment proportion structure and profit sharing mechanism with those adopted by other independent content producers. The Company will only make a joint investment with the connected person when the proposed profit sharing mechanism is (i) in line with or more favourable than comparable mechanisms adopted by other existing or potential collaborators, and (ii) in the best interests of the Company and its Shareholders as a whole. Generally, unless otherwise agreed by the parties, the Company’s investment return (being the portion of the total profits generated by the jointly invested content) shall be determined with reference to its investment proportion.

Offline exhibition

With reference to the Board Letter, the participation fees payable by the connected person to the Company will be determined with reference to prevailing market rates for promotional and advertising services of the same or similar nature.

Our view on pricing policies under the Collaboration Agreements

To assess the fairness and reasonableness of the pricing policies under the Collaboration Agreements, we conducted following work done:

•

In respect of IP related collaborations and licensing, we noted from the Board Letter that the purchase prices and licensing fees for IP rights can vary significantly dependent predominantly on the type of IP rights (which is diverse and may be difficult to quantify, for example, copyrights such as authorization of virtual idols and new and unique music content from musicians) and the bargaining power of the parties.

We discussed with the Directors and understood that the Group typically adopt the same type of pricing mechanism for the same type of IP rights (i.e. movies, videos, animation and comics; music, virtual idols and e-sports events). Since each individual IP right is unique in nature and not comparable with one another, the Group would perform internal assessment on various factors, such as the necessity, prices, expected commercial value and potential, potential return on investment of each IP rights, popularity and the commercial terms underlying the licensing of such IP rights before entering into any licensing agreements for IP rights, irrespective of whether the licensing agreement was entered into with connected persons or independent third parties.

LETTER FROM GRAM CAPITAL

Upon our request, the Directors provided us an exhaustive list of contracts entered into between the Group and Tencent and its associates for the licensing of the same types of IP rights as those contemplated under the Collaboration Agreements for the three years ended 31 December 2021. We randomly selected from the list and obtained copies of 18 agreements for the licensing of IP rights (at least one contract for each type of IP rights for each of the three years ended 31 December 2021, if applicable), together with copies of 17 contracts (covered similar number of IP rights during the same period for each type of IP rights) entered into between the Group and independent third parties for similar types of IP rights that were entered into in comparable period. We considered the number of contracts obtained, the types of IP rights covered by these contracts (i.e. animation, comics, music contents, broadcasting rights for e-sports events, etc.) and the types of pricing mechanism of these contracts (i.e. with reference to prevailing market prices; historical prices and fees for similar products and services; and comprehensive evaluation of the proposed transactions) are sufficient, fair and representative and appropriate for comparison purpose. We noted from the agreements that (i) the pricing mechanism for each type of IP rights are the same irrespective of whether they are licensed from/to connected persons or independent third parties; and (ii) the pricing mechanism for the historical transactions were similar to those as set out under the Collaboration Agreements for the licensing of IP rights.

Furthermore, we also obtained 3 sets of internal assessments performed by the Group prior to the entering into such licensing agreements for IP rights during the three years ended 31 December 2021. Based on the internal assessments, we noted that the assessments were performed by various departments of the Group, including those departments of the Group that are engaged in the content/IP related operations, and these departments of the Group would assess the necessity, prices, GMV and the expected return on investment of such IP rights, and the commercial terms and collaboration mechanism of the underlying IP licensing agreement.

•

In respect of product distribution, upon our request, the Directors provided us an exhaustive list of contracts entered into between the Group and connected persons from the Company in respect of the product procured from or sold to the connected person by the Company or to the Company by the connected person for the three years ended 31 December 2021. We randomly selected and obtained one set of contracts entered into between the Group and connected persons for each of the three years ended 31 December 2021 (i.e. three sets of contracts in total). We noted from the aforesaid contracts that they are for direct purchases by brands, where the respective IP of the underlying products were exclusively owned by relevant suppliers/brands and are therefore not comparable with products under other IP owned by such suppliers/brands. As such, we enquired and understood from the Directors that, when conducting direct purchases where the underlying products are not comparable directly, the Group would assess the commercial prospects of the IP, market trends and the estimated profit margins before entering into such product procurement contracts. As also mentioned above, the Group will also refer to historical transaction amounts and the average price of products of the same/similar type under such brand.

We also obtained one set of price assessment record conducted by the business department of the Company in respect of a product distribution agreement to be entered into between the Group and each of the Tencent Computer Group and Tianwen Kadokawa. Based on the price assessment records, we noted that the business department assessed the selling price, purchase price, value-added tax rate and profit margins before such product distribution agreements being further approved by other department of the Group.

LETTER FROM GRAM CAPITAL

Furthermore, we also obtained (i) three sets of internal assessment records performed by the Group prior to the entering into such product distribution agreements with Tianwen Kadokawa during the three years ended 31 December 2021; and (ii) one set of internal assessment performed by the Group prior to the entering into such product distribution agreement with the Tencent Computer Group during the three years ended 31 December 2021 (being the only product distribution agreement entered into during the three years ended 31 December 2021). Based on the internal assessment records, we noted (i) the business department of the Company provided relevant draft agreements and summarised terms of such agreements; (ii) such agreements were further reviewed and approved by the finance and legal department of the Company.

For intermediary purchases and customized purchases, we further enquired and understood from the Directors that the Group had not procured any of such products from connected persons during the three years ended 31 December 2021. With reference to the Board Letter, the Group would obtain quotes from no less than two suppliers of the same/similar type of services.

•

In respect of the proportion of profits from product distribution to be shared between the Company and the connected person, in particular the joint-memberships, we understood from the Directors that the proportion of profits to be shared between the Company and the Tencent Computer Group and TME Tech Shenzhen are not directly comparable to those operate between the Group and independent third parties. Despite the aforesaid, we noted that the pricing mechanism between the Group and independent third parties for similar cooperation of joint-memberships or online platforms were also based on the profit sharing mechanism and we also understood from the Directors that such pricing mechanism for the cooperation of joint-memberships or online platforms are commonly adopted among the market players. In determining the profit sharing ratio for the distribution of membership cards (i.e. the joint memberships), the Group’s business department will evaluate the potential commercial benefits (in particular, the membership volume) to be brought by either the Group or the connected persons.

We obtained the relevant agreements entered into between the Group and (i) the Tencent Computer Group; and (ii) TME Tech Shenzhen, in relation to the respective joint membership arrangements and noted that the profit to be shared between the Group and (i) the Tencent Computer Group; and (ii) TME Tech Shenzhen, were at similar level. We further noted from the Company’s annual report for the year ended 31 December 2021 (the “2021 Annual Report”) that the Group’s average MAU and average MPU for FY2021 were approximately 249.8 million users and 22.4 million users respectively whereas (i) the Tencent Group’s combined MAU of Weixin and Wechat and its fee-based VAS registered subscriptions as at 31 December 2021 were approximately 1,268.2 million users and 236.3 million subscriptions respectively; and (ii) the TME Group’s online music services paying users for FY2021 was approximately 68.6 million users. The userbase of both the Tencent Group and the TME Group were significantly larger than the userbase of the Group.

Furthermore, we also obtained two sets of internal assessment records performed by the Group prior to the entering into such joint membership arrangements (namely, the TX Joint Memberships and the TME Joint Memberships) during the three years ended 31 December 2021. Based on the internal assessment records, we noted the business department of the Company (i) provided relevant draft agreements and summarised terms of such agreements; and (ii) such agreements were further reviewed and approved by the finance and legal department of the Company.

LETTER FROM GRAM CAPITAL

•

In respect of promotion collaboration, as mentioned above, the advertising and promotion resources and prices are fixed and can be obtained upon request and may be adjusted depending on the range and specifications of the resources (to be) purchased by the Group from the independent third party or the connected persons/sold by the Group to the independent third party or the connected persons (as the case may be).

As for the promotion collaboration where a specific live broadcast host or content creator is nominated, the Group would consider the commercial aspects such as the popularity, the effectiveness of the previous promotional and advertising activities conducted by such specific live broadcast host or content creator, and make reference to the fee rates charged by other same tier live broadcast hosts or content creators in the market in terms of popularity and effectiveness of their previous promotional and advertising activities.

Furthermore, we also obtained two sets of internal assessment records performed by the Group prior to the entering into such promotion collaboration agreements during the three years ended 31 December 2021. Based on the internal assessment records, we noted the business department of the Company (i) provided relevant draft agreements and summarised terms of such agreements; and (ii) such agreements were further reviewed and approved by the finance and legal department of the Company.

•

In respect of the game collaboration, upon our request, we obtained from the Company an exhaustive list of contracts entered into between the Group and connected persons for the game collaboration during the three years ended 31 December 2021. We randomly selected and obtained copies of 4 contracts entered into between the Group and connected persons, together with 2 contracts entered into between the Group and independent third parties for the joint operation of mobile games during the three years ended 31 December 2021. Based on the aforesaid contracts, we noted that the percentage of gross proceed from mobile games to which connected persons (as publisher) were entitled was similar to the range of percentage of gross proceed from mobile games to which the Group (as publisher) was entitled.

For the licensing of gaming contents, we understood from the Directors that the pricing policies are similar as that for IP related collaborations and licensing.

•

In respect of content production collaboration, we obtained an individual contract entered into between the Group and connected person, together with 3 content production collaboration contracts entered into between the Group and independent third parties during the three years ended 31 December 2021. We noted from the aforesaid contracts that the profits of such content to be shared between the Group and (i) connected persons; and (ii) the independent third parties, are based on the investment proportion of both parties.

•

In respect of offline exhibitions, we obtained copies of 2 contracts entered into between the Group and connected persons, together with copies of 2 contracts entered into between the Group and independent third parties for the same exhibitions as those participated by the connected persons. Based on the aforesaid contracts, we noted that (i) the participation fees are calculated based on the floor area of the exhibition booths of the participants, regardless of whether they are connected persons or independent third parties; and (ii) participation fee rates (per square metre) charged by the Group to connected persons were the same as those charged by the Group to independent third parties.

LETTER FROM GRAM CAPITAL

In light of the abovementioned work done and having considered the following factors, including:

•

for IP related collaborations and licensing, the pricing mechanism for each type of IP rights are the same irrespective of whether they are licensed from/to connected persons or independent third parties and there will be internal assessments by various departments of the Company on various aspects, such as necessity, prices, GMV, the expected estimated commercial value and potential and the expected return on investment of such IP rights, popularity, etc.;

•

for the product procured from the connected persons by the Company or sold to the Company by the connected persons, the price will be determined with reference to, among other things, the market prices to ensure the proposed price be similar to/in line with the market price of the same or a similar product distributed or procured by comparable independent third parties and the Group shall obtain quotes from no less than two suppliers;

•

for the proportion of profits from product distribution to be shared between the Company and the connected persons, if it is expected that the commercial benefits to be brought about by a particular platform (either the Group or the connected persons) would result in a significant increase in the membership volume, then such platform would take a higher percentage of the profit sharing ratio. The existing profit sharing ratio is in line with the pricing policy in respect of the joint distribution of products and services;

•

for promotion collaboration, (a) the fees charged by the Group and other online promotional and advertising are transparent and fixed based on the advertising resources required; and (b) the Group would assess the commercial aspects of the live broadcast host or content creator, and compare with other comparable live broadcast hosts or content creators when a specific live broadcast host or content creator is required for the promotional and advertising activity;

•

for game collaboration, the percentages of gross proceed to which the Group (as publisher) entitled were not deviated from the percentages of gross proceed to which the connected persons (as publisher) was entitled;

•	for content production collaboration, the Company’s investment return generally coincides with the investment proportion;

•	for offline exhibition, the participation fee rates were the same among connected persons and independent third parties according to relevant individual contracts;

•	as confirmed by the Directors, same pricing policy will be applied to the same type of transactions regardless of the identities of counterparties;

•

despite that the aforesaid contracts were related to historical transactions, we consider that we could form our view on the fairness of the pricing policies under the Collaboration Agreements by reviewing the aforesaid contracts as the historical transactions under the such contracts were concluded with similar pricing policies or will be reference (as the case may be); and

•	the Group has adopted certain internal control procedures to ensure that the terms under the Collaboration Agreements are fair and reasonable,

we are of the view that the pricing policy of the Collaboration Agreements to be fair and reasonable.

LETTER FROM GRAM CAPITAL

With reference to the Board Letter, in order to ensure that the terms under the Collaboration Agreements for the continuing connected transactions are fair and reasonable, and the transactions are carried out based on normal or no less favorable terms, the Group has adopted certain internal control procedures. Details of the internal control procedures are set out in the section headed “Internal Control Measures” of the Board Letter.

Having considered the internal control procedures, in particular

(i)	various other internal departments of the Company will monitor the fulfilment status and the transaction updates under the Collaboration Agreements as necessary from time to time;

(ii)

where prevailing market rates and/or historical transaction amounts are considered, there will be quotation collection and review procedures prior to the entering into of the transaction agreements for both the products or services to be provided by a connected person to the Group and vice versa; and

(iii)

different departments (depending on the type of product or service) will carry out a comprehensive evaluation of the proposed transaction in the event that no comparable quotes can be obtained, or there are no historical transactions for reference, or the pricing for such products/ services are not determined with reference to comparable companies. The final pricing policies and fees will be determined with reference to the evaluation results and opinion and analyses of experts in the Group with sufficient industry experience (i.e. the head of department), we are of the view that the effective implementation of the internal control procedures would help to ensure fair pricing of the Collaboration Agreements according to the pricing policies. In addition, we also noted from the internal control measures that various internal departments of the Company will monitor the fulfilment status and the transaction updates under the framework agreement on a quarterly basis and there will be further actions if certain circumstances take place. As the frequency of annual cap monitoring procedures is not lower than the frequency of the Company’s publication of financial statements, we consider the frequency of annual cap monitoring procedures is appropriate.

For our due diligence purpose, we discussed with senior management (including the Company’s chief financial officer), staff of Company’s relevant departments (i.e. finance department and legal department, being the departments which will be involved in the internal control procedures) and understood that the Company’s senior management and staff of the Company’s relevant departments (i) were aware of the internal control measures; and (ii) would comply with such measures when conducting the transactions contemplated under the Collaboration Agreements. Accordingly, we do not doubt the effectiveness of the implementation of the internal control procedures as mentioned above.

LETTER FROM GRAM CAPITAL

Proposed annual caps

The table below demonstrates (i) the historical amounts in respect of (a) cost incurred by the Company; and (b) income generated by the Company from the connected persons for the three years ended 31 December 2021; and (ii) the proposed annual caps for the three years ending 31 December 2024:

	For the year ended 31 December 2019 (“FY2019”) RMB million	For the year ended 31 December 2020 (“FY2020”) RMB million	For the year ended 31 December 2021 (“FY2021”) RMB million
Historical amount:
— Cost incurred by the Company	119.6	453.8	840.7
— Income generated by the Company from the connected persons	32.2	439.0	536.9

	For the year ending 31 December 2022 (“FY2022”) RMB million	For the year ending 31 December 2023 (“FY2023”) RMB million	For the year ending 31 December 2024 (“FY2024”) RMB million
Proposed annual caps:
— Cost to be incurred by the Company	2,095.5	3,464.6	6,421.8
— Income to be generated by the Company from the connected persons	1,123.2	1,869.9	3,011.3

The proposed annual caps were determined based on certain factors, details of which are set out under the sub-section headed “5.2.7 Basis of caps” of the Board Letter.

LETTER FROM GRAM CAPITAL

According to the above table, the proposed annual caps for both cost to be incurred by the Company and income to be generated by the Company from the connected persons for the three years ending 31 December 2024 are significantly higher than their respective historical amounts for FY2021. Upon our request, we obtained calculations for the proposed annual caps. We noted that the proposed annual caps for both cost to be incurred by the Company and income to be generated by the Company from the connected persons comprised the following estimated amounts for FY2022:

Name of Collaboration Agreements	Cost to be incurred by the Company for FY2022	Income to be generated by the Company from the connected persons for FY2022
	RMB million	RMB million
I. Integrated Collaboration Framework Agreement between the Company and Tencent Computer	106.8	99.2
II. Copyrights Collaboration Framework Agreement between the Company and Tencent Computer	90.0	90.0
III. Integrated Collaboration Framework Agreement between the Company and Douyu	10.0	10.0
IV. Integrated Collaboration Framework Agreement between the Company and Tianwen Kadokawa	54.2	2.5
V. Integrated Collaboration Framework Agreement between the Company and TME Tech Shenzhen	128.0	131.0
VI. Copyrights Collaboration Framework Agreement between the Company and TJ Sports	301.9	N/A
VII. Game Collaboration Framework Agreement between the Company and Tencent Computer	204.6	40.5
VIII. Integrated Collaboration Framework Agreement between the Company and Shanghai Yueting	400.0	50.0
IX. Integrated Collaboration Framework Agreement between the Company and Guangzhou Huya	800.0	700.0

Total	2,095.5	1,123.2

LETTER FROM GRAM CAPITAL

We analysed the estimated amounts (costs to be incurred by the Company and income to be generated by the Company from the connected persons) for FY2022 pursuant to each of the Collaboration Agreements. Our analyses and findings are set out as follows:

I.	Integrated Collaboration Framework Agreement between the Company and Tencent Computer

The table below demonstrates the historical amounts in respect of (a) cost incurred by the Company; and (b) income generated by the Company from the Tencent Computer Group, for the three years ended 31 December 2021:

	For the year ended 31 December 2019 RMB’000	For the year ended 31 December 2020 RMB’000	For the year ended 31 December 2021 RMB’000
Historical amount:
— Cost incurred by the Company	Nil	Nil	9,561
— Income to be generated by the Company from the Tencent Computer Group	9,805	16,049	26,239

As illustrated above, the estimated cost to be incurred by the Company for FY2022 represented approximately 11.2 times the historical amount for FY2021 and the estimated income to be generated by the Company from the Tencent Computer Group for FY2022 represented approximately 3.8 times the historical amount for FY2021. As advised by the Directors, the significant increase in both estimated amount for FY2022 was mainly due to the expected increase in the number of annual subscriptions for the TX Joint Membership for FY2022, which would thereby increase the cost to be incurred or income to be generated by the Company.

To assess the fairness and the reasonableness of the estimated amounts for FY2022, we further obtained a breakdown of the historical amount and a calculation of the estimated amount for FY2022 from the Company. We noted from the calculation that the estimated amount for FY2022 was formulated, based on (i) the GMV for the value-added services (“VAS”) under the joint membership generated by the Company’s platform (for calculating the cost to be incurred by the Company) and the Tencent Group’s platform (for calculating the income to be generated by the Company from the Tencent Computer Group); and (ii) the profit sharing ratio between the Company and the Tencent Computer Group for the joint membership. We understood from the Directors that in formulating the estimated amounts for FY2022, the Directors only considered and included the estimated amounts to be incurred by both the Company and the Tencent Computer Group under the TX Joint Membership.

We also noted from the aforesaid breakdown that (A) the historical amount of income generated by the Company from the Tencent Computer Group consist of (i) approximately RMB9.2 million in relation to the joint membership for FY2021; and (ii) approximately RMB9.8 million, RMB16.0 million and RMB17.0 million in relation to other matters (i.e. advertising and promotion services) for FY2019, FY2020 and FY2021, respectively; and (B) the historical amount of cost incurred by the Company for FY2021 was primarily relating to the joint membership.

LETTER FROM GRAM CAPITAL

The estimated GMV

We noted that the GMVs for VAS under the TX Joint Membership to be generated by the Group or by the Tencent Computer Group were calculated based on the number of annual subscriptions for the TX Joint Membership to be subscribed by users through the Company’s platform or the Tencent Group’s platform multiply by the annual subscription fee of RMB233 per annum.

We noted from the Company’s platform that the annual subscription fee for the TX Joint Membership is RMB233 per annum, which is the same as that adopted in formulating the estimated amount for FY2022.

To assess the fairness and reasonableness of number of annual subscriptions for TX Joint Membership to be subscribed by users through the Company’s platform or the Tencent Group’s platform, we conducted the following analyses:

•

We understood from the Directors that the Company launched the joint membership with the Tencent Group since January 2021 (the “TX Joint Membership”). The expected number of annual subscriptions for the TX Joint Membership for FY2022 is approximately 1.8 million users in aggregate, representing several times as compared to that for FY2021.

We noted from the 2021 Annual Report that the average MPU increased from approximately 14.8 million for FY2020 to approximately 22.4 million for FY2021, representing an increase of approximately 7.6 million or approximately 51%. We also noted from Tencent’s annual report for FY2021 that the fee-based VAS registered subscriptions of the Tencent Group increased from approximately 219.5 million as at 31 December 2020 to approximately 236.3 million as at 31 December 2021, representing an increase of approximately 16.8 million or approximately 7.7%. The increases in number of both MPU of the Group (i.e. approximately 7.6 million) and fee-based VAS registered subscriptions of Tencent Group (i.e. 16.8 million) were substantially larger than the expected number of annual subscriptions for the TX Joint Membership for FY2022 (i.e. 1.8 million).

The expected number of annual subscriptions for the TX Joint Membership to be subscribed through the Company’s platform accounted for approximately 4.1% of the Group’s average MPU and approximately 0.4% of the Group’s average MAU for FY2021 while the expected number of annual subscriptions for the TX Joint Membership to be subscribed through the Tencent Group’s platform accounted for approximately 0.4% of the Tencent Group’s fee-based VAS registered subscriptions as at 31 December 2021. The expected number of annual subscriptions for the TX Joint Membership to be subscribed through the Group’s platform or Tencent Group’s platform accounted for a small portion to their respective average MPU of the Group for FY2021 or fee-based VAS registered subscriptions of Tencent Group as at 31 December 2021.

•

As further advised by the Directors, since the TX Joint Membership was newly established, the Directors expected the number of subscriptions for the TX Joint Membership to rise significantly during the early stage given the sizeable userbase accumulated by both the Group (i.e. average MPU of approximately 22.4 million for FY2021) and the Tencent Group (i.e. the fee-based VAS registered subscriptions of 236.3 million as at 31 December 2021).

LETTER FROM GRAM CAPITAL

Having considered the above factors, we are of the view that the total number of annual subscriptions for the TX Joint Membership to be subscribed by users through either the Company’s platform or the Tencent Group’s platform, for FY2022 to be fair and reasonable.

In addition, according to the calculation, the proportions of “number of annual subscriptions for the TX Joint Membership to be subscribed by users through the Company’s platform” to “number of annual subscriptions for the TX Joint Membership to be subscribed by users through the Tencent Group’s platform” were at the similar level for FY2022 and were in line with the historical proportion between the Group and the Tencent Group. Based on the proportions, we consider each of (i) number of annual subscriptions for the TX Joint Membership to be subscribed by users through the Company’s platform; and (ii) number of annual subscriptions for the TX Joint Membership to be subscribed by users through the Tencent Group’s platform, for FY2022 to be fair and reasonable.

Profit sharing ratio

As the estimated profit sharing ratio between the Company and the Tencent Computer Group under the TX Joint Membership adopted in the calculation is at similar level to that as set out in the existing profit sharing arrangement between the Company and the Tencent Computer Group, we consider the estimated profit sharing ratio between the Company and the Tencent Computer Group to be reasonable.

Having considered the above factors, we consider both the estimated amounts of cost to be incurred by the Company (calculated by the estimated GMV for VAS under the TX Joint Membership generated by the Company’s platform for FY2022 times profit sharing ratio) for FY2022 and the estimated amount of income to be generated by the Company from the Tencent Computer Group (calculated by the estimated GMV for VAS under the TX Joint Membership generated by the Tencent Group’s platform for FY2022 times profit sharing ratio) for FY2022 to be fair and reasonable.

II.	Copyrights Collaboration Framework Agreement between the Company and Tencent Computer

The table below demonstrates the historical amounts in respect of (a) cost incurred by the Company; and (b) income generated by the Company from the Tencent Computer Group, for the three years ended 31 December 2021:

	For the year ended 31 December 2019 RMB’000	For the year ended 31 December 2020 RMB’000	For the year ended 31 December 2021 RMB’000
Historical amount:
— Cost incurred by the Company	42,455	23,942	22,531
— Income generated by the Company from the Tencent Computer Group	1,184	33,471	8,070

LETTER FROM GRAM CAPITAL

As illustrated above, the estimated cost to be incurred by the Company for FY2022 represented approximately 4.0 times the cost incurred by the Company for FY2021; and the estimated income to be generated by the Company from the Tencent Computer Group for FY2022 represented approximately 11.2 times the income generated by the Company from the Tencent Computer Group for FY2021. As advised by the Directors, the significant increase in the estimated amounts (both cost to be generated by the Company and income to be generated by the Company from the Tencent Computer Group) were mainly due to (i) the expected increase in the number of copyrights to be licensed from/to the Tencent Computer Group; and (ii) the expected increase in licensing fees for such copyrights.

For our due diligence purpose, we obtained a breakdown in respect of the licensing of copyrights and noted that:

(i)

the Group licensed 3 to 10 copyrights from Tencent Computer Group for each of FY2019, FY2020 and FY2021 and the average licensing fee for each copyright ranged from approximately RMB2 million to approximately RMB14 million for the three years ended 31 December 2021; and

(ii)

the Tencent Computer Group licensed 1 to 13 copyrights from the Group for each of FY2019, FY2020 and FY2021 and the average licensing fee for each copyright ranged from approximately RMB1 million to approximately RMB5 million for the three years ended 31 December 2021.

As detailed in the sub-section headed “Pricing policies of the Collaboration Agreements” above, the licensing fee for each individual copyright depends on nature, popularity, commercial prospects of the relevant copyrights and various other commercial considerations. We understood from the Directors that in general, copyrights with more popularity are generally more expensive to license, and vice versa. We also noted that the estimated average licensing fee for FY2022 falls within the above ranges and therefore we consider the estimated average licensing fee for FY2022 to be justifiable.

In addition, we also obtained the estimated number of copyrights to be licensed by the Group to the Tencent Computer Group and number of copyrights to be licensed by the Tencent Computer Group to the Group for FY2022 respectively. We noted that (i) the estimated number of copyrights to be licensed by the Group to the Tencent Computer Group for FY2022 represented an increase of approximately 54%; and (ii) the estimated number of copyrights to be licensed by the Tencent Computer Group to the Group for FY2022 represented an increase of 100%, as compared to the respective actual number of copyrights entered into for FY2021.

As the incremental number of copyrights for FY2022 as compared to FY2021 to be licensed by the Group to the Tencent Computer Group and to be licensed by the Tencent Computer Group to the Group were in the similar moving trend to that for FY2021 as compared to FY2020 (i.e. approximately 85% increase for the number of copyrights to be licensed by the Group to the Tencent Computer Group and 150% increase for the number of copyrights to be licensed by the Tencent Computer Group to the Group), we consider the number of copyrights to be licensed by the Group to the Tencent Computer Group and number of copyrights to be licensed by the Tencent Computer Group to the Group for FY2022 to be justifiable. Accordingly, we are of the view that the estimated amounts (both cost to be incurred by the Company and income to be generated by the Company from the Tencent Computer Group) for FY2022 to be fair and reasonable.

LETTER FROM GRAM CAPITAL

III.	Integrated Collaboration Framework Agreement between the Company and Douyu

The table below demonstrates the historical amounts in respect of (a) cost incurred by the Company; and (b) income generated by the Company from Douyu, for the three years ended 31 December 2021:

	For the year ended 31 December 2019 RMB’000	For the year ended 31 December 2020 RMB’000	For the year ended 31 December 2021 RMB’000
Historical amount:
— Cost incurred by the Company	Nil	994	11,510
— Income generated by the Company from Douyu	24	155,687	9

Upon our request, we obtained a breakdown of the historical amounts and a calculation of the estimated amount for FY2022 from the Company. We noted from the breakdown that the historical amounts (both cost incurred by the Company and income generated by the Company from Douyu) primarily consisted of the licensing of broadcasting rights of e-sports events. The estimated amount for FY2022 was formulated with reference to historical number of broadcasting rights of e-sports events and their licensing fees.

A.	Cost to be incurred by the Company

We noted from the aforesaid breakdown that Douyu licensed the broadcasting rights for 1 to 9 e-sports events to the Group for each of FY2020 and FY2021 with the average licensing fee of approximately RMB1 million per broadcasting right. Based on the calculation, the Group expects to license the broadcast rights of around 9 e-sports events from Douyu for FY2022 at the estimated licensing fee of approximately RMB1 million per broadcasting right. The number of broadcasting rights of e-sports events to be licensed by the Group from Douyu for FY2022 and their licensing fees are expected to remain at similar level as those for FY2021.

We also noted from Douyu’s annual report for FY2021 that Douyu is a leading game-centric livestreaming platform in the PRC and a pioneer in the e-sports value chain, by providing access to Douyu’s user base. Douyu have successfully fostered long-term partnerships with major game developers and leading e-sports team. In addition to the streaming of official e-sports tournaments for some of the most popular e-sports games, leveraging from the business collaboration between Douyu and major game developers and publishers, Douyu also organize its own e-sports tournaments.

Based on the above factors, we are of the view that the estimated amount (cost to be incurred by the Company) for FY2022 to be fair and reasonable.

LETTER FROM GRAM CAPITAL

B.	Income to be generated by the Company from Douyu

We noted from the aforesaid breakdown that except for the historical amount for FY2020, the historical amounts for FY2019 and FY2021 were exceptionally low as compared to the estimated amount for FY2022 (i.e. RMB10 million). Upon our enquiry, we understood from the Directors that the Group licensed part of the broadcasting rights of the Major E-sports Events (as defined below) to Douyu for FY2020 with the licensing fee of approximately RMB155.7 million. As the Major E-sports Events (as defined below) was a one-off event in FY2020, the income generated by the Company from Douyu for FY2021 was significantly lower than that for FY2020.

In respect of the estimated amounts (income to be generated by the Company from Douyu) for FY2022, the Directors advised us (i) the estimated numbers of e-sport events broadcasting rights and estimated licensing fees for FY2022; and (ii) the range of licensing fees for e-sport events broadcasting rights licensed to the Group by parties other than connected persons together with its average for FY2021.

We further noted that there had been significant volatilities in historical amounts in respect of income generated by the Company from Douyu (i.e. increase by more than 6,000 times from FY2019 to FY2020; and decrease by more than 99.99% from FY2020 to FY2021) and having also considered that the Major E-sports Events (as defined below) was a one-off event in FY2020, we concur with the Directors that it is not applicable for the Company to determine the estimated amounts (income to be generated by the Company from Douyu) for FY2022 with reference to the historical transaction amounts (income generated by the Company from Douyu).

As the Group may sublicense broadcasting rights to Douyu (with business model similar to the licensing of the Major E-sports Events (as defined below)) in FY2022, the underlying assets of the transactions for FY2022 under the Integrated Collaboration Framework Agreement between the Company and Douyu are expected to be broadcasting rights of e-sport events. Therefore, the Directors determined the estimated number of e-sport events broadcasting rights to be licensed by the Group to Douyu for FY2022 with reference to the historical number of e-sport events broadcasting rights licensed by Douyu to the Group. As (i) the estimated licensing fees for FY2022 falls within the range of licensing fees for e-sport events broadcasting rights licensed to the Group by parties other than connected persons and their averages are at the same level of the average licensing fees for e-sport events broadcasting rights licensed to the Group by parties (other than connected persons) for FY2021; (ii) the estimated number of e-sport events broadcasting rights to be licensed by the Group to Douyu was determined with reference to the historical number of e-sport events broadcasting rights licensed by Douyu to the Group; and (iii) the estimated amount for FY2022 was calculated by estimated numbers of e-sport events broadcasting rights by multiplying estimated licensing fees, we consider the estimated amount (income to be generated by the Company from Douyu) for FY2022 to be fair and reasonable.

LETTER FROM GRAM CAPITAL

IV.	Integrated Collaboration Framework Agreement between the Company and Tianwen Kadokawa

The table below demonstrates the historical amounts in respect of (a) cost incurred by the Company; and (b) income generated by the Company from Tianwen Kadokawa, for the three years ended 31 December 2021:

	For the year ended 31 December 2019 RMB’000	For the year ended 31 December 2020 RMB’000	For the year ended 31 December 2021 RMB’000
Historical amount:
— Cost incurred by the Company	3,182	21,315	22,318
— Income generated by the Company from Tianwen Kadokawa	292	311	357

A.	Cost to be incurred by the Company

Upon our request, we obtained a breakdown of the historical amount and a calculation of the estimated amount (cost to be incurred by the Company) for FY2022 from the Company. We noted from the breakdown and the calculation that the historical amounts and the estimated amount (cost to be incurred by the Company) comprised (i) the procurement of comic books and comics and animation derivative products (“ACG Products”); and (ii) the cost for other transactions (i.e. IP licensing) contemplated under the Integrated Collaboration Framework Agreement between the Company and Tianwen Kadokawa. In addition, we also noted that the estimated procurement amounts of ACG Products accounted for approximately 87% of the estimated amounts (cost to be incurred by the Company) for FY2022.

To assess the fairness and reasonableness of the estimated procurement amounts of ACG Products for FY2022, which represented significant increase of approximately 148%, as compared to the historical amount for FY2021, we conducted following analyses:

•

According to the aforesaid breakdown and calculation, (i) the estimated quantity of ACG Products to be procured by the Company increased by approximately 120%; and (ii) the estimated average price for the ACG Products increased by approximately 13%, for FY2022.

We noted from the iResearch ACG Report (www. iresearchchina.com) that, the ACG peripheral market (including ACG art toy, ACG virtual idol, ACG offline entertainment and ACG apparel) in the PRC increased from approximately RMB5.3 billion for 2016 to approximately RMB35.0 billion for 2020, representing a CAGR of approximately 60.3%, and such sales is expected to further increase and reach approximately RMB102.4 billion by the year 2023 (indicating an implied CAGR of approximately 43.0% from 2020 to 2023).

LETTER FROM GRAM CAPITAL

•

According to the 2021 Annual Report, the Group’s revenue from e-commerce and others increased by approximately 109% and 88% for the FY2020 and FY2021, as compared to that for FY2019 and FY2020 respectively. With reference to the Prospectus and as advised by the Directors, the Group’s e-commerce and others primarily consist of sale of products, mainly ACG Products, on the Group’s revenue from e-commerce platform and revenues from offline performance activities.

•

We also noted from the iResearch ACG Report that the ACG industry in the PRC had passed the development stage since the appearance of certain platforms such as the Company’s platform in 2007 and the popularize of mobile internet in the PRC in 2010, the ACG industry in the PRC entered into the expansion stage where the ACG Products market is expected to grow exponentially.

Based on the above factors, in particular the exponential growth in the ACG industry and the Group’s historical growth rate for the e-commerce business, we are of the view that the significant increase of approximately 148% in the estimated procurement amounts of ACG Products for FY2022, as compared to the historical amounts for the FY2021 to be justifiable. Accordingly, we consider the estimated procurement amounts of ACG Products for FY2022 to be fair and reasonable.

As mentioned above, the estimated procurement amounts of ACG Products accounted for approximately 87% of the total estimated amount (cost to be incurred by the Company) for FY2022. As the proportion of the estimated procurement amounts of ACG products to the total estimated amount (i.e. the total estimated amounts of transactions contemplated under the Integrated Collaboration Framework Agreement between the Company and Tianwen Kadokawa) is in line with the proportion of the procurement amounts of ACG products to the total amounts for the procurement of ACG Products and other costs incurred by the Company for FY2020 and FY2021 (i.e. approximately 80% to 90%), we consider the estimated proportion of 87% is justifiable. Since the transactions contemplated under the Collaboration Agreements with Tianwen Kadokawa are mainly ACG-related (including the remaining 13% of the estimated amounts), having considered (i) the growth and prospects of the ACG industry as detailed above; (ii) the estimated proportion of the procurement amount to the total estimated amount for FY2022 is justifiable, we consider the estimated amounts (cost to be incurred by the Company) for FY2022 to be fair and reasonable.

B.	Income to be generated by the Company from Tianwen Kadokawa

Upon our request, we obtained a breakdown of the historical amount and a calculation of the estimated amount (income to be generated by the Company from Tianwen Kadokawa) for FY2022 from the Company. We noted from the breakdown that the historical amounts (income to be generated by the Company from Tianwen Kadokawa) comprised of (i) the licensing fees for the licensing of copyrights to Tianwen Kadokawa (which accounted for approximately 66% of the historical amount for FY2021); and (ii) the participation fees for the participation of the Company’s offline exhibitions.

We noted from the calculation that, in formulating the estimated amount (income to be generated by the Company from Tianwen Kadokawa) for FY2022, the Directors only considered the licensing fees for the licensing of copyrights to Tianwen Kadokawa. We understood from the Directors that given the uncertainty on the hosting of offline exhibitions during the COVID-19 pandemic, the participation fee to be incurred by Tianwen Kadokawa is not considered in formulating the estimated amount (income to be generated by the Company from Tianwen Kadokawa) for FY2022.

LETTER FROM GRAM CAPITAL

Based on the calculation, the Group expects to license 20 copyrights to Tianwen Kadokawa with average licensing fees of approximately RMB0.1 million for FY2022.

For our due diligence purpose, we noted from the Made by Bilibili 2021–2022 press event (2021–2022 bilibili國創動畫作品發佈會) that the number of new Chinese anime titles to be released on the Company’s platform represented a substantial increase of approximately 55% as compared to the number of new Chinese anime titles announced during the Made by Bilibili 2020–2021 press event (2020–2021 bilibili國創動畫作品發佈會).

Given the above, we do not doubt reasonableness of the estimated number of copyrights to be licensed to Tianwen Kadokawa for FY2022.

In respect of the estimated licensing fees for FY2022, the Company advised us the licensing fees for copyrights which the Group licensed to Tianwen Kadokawa for the three years ended 31 December 2021. We noted that the estimated average licensing fee for FY2022 did not exceed the upper limit of the licensing fees for the three years ended 31 December 2021. Accordingly, we consider the estimated licensing fees used in formulating the estimated amount (to be incurred by Tianwen Kadokawa) for FY2022 to be justifiable.

Based on the above factors, we are of the view that the estimated amounts (income to be generated by the Company from Tianwen Kadokawa) for FY2022 to be fair and reasonable.

V.	Integrated Collaboration Framework Agreement between the Company and TME Tech Shenzhen

The table below demonstrates the historical amounts in respect of (a) cost incurred by the Company; and (b) income generated by the Company from TME Tech Shenzhen, for the three years ended 31 December 2021:

	For the year ended 31 December 2019 RMB’000	For the year ended 31 December 2020 RMB’000	For the year ended 31 December 2021 RMB’000
Historical amount:
— Cost incurred by the Company	2,453	11,525	52,766
— Income generated by the Company from TME Tech Shenzhen	Nil	54,709	53,919

As illustrated above, the estimated cost to be incurred by the Company and the estimated income to be generated by the Company from TME Tech Shenzhen for FY2022 represented approximately 2.4 times the respective historical amount for FY2021. As advised by the Directors, the significant increase in both estimated amounts for FY2022 was mainly due to (i) the expected increase in the number of annual subscriptions for the TME Joint Membership; and (ii) the expected increase in estimated licensing fee for the licensing of IP in respect of musical products (“Music IP”).

LETTER FROM GRAM CAPITAL

For our due diligence purpose, we obtained breakdown of the historical amount and calculation of the estimated amounts (both cost to be incurred by the Company and income to be generated by the Company from TME Tech Shenzhen) for FY2022 from the Company. We noted from the calculation that the estimated amounts (both cost to be incurred by the Company and income to be generated by the Company from TME Tech Shenzhen) were formulated based on (A) the estimated profit sharing between the Group and TME Tech Shenzhen (based on (i) the GMV for VAS under the joint membership of the Group and TME Tech Shenzhen (the “TME Joint Membership”) to be subscribed by users through the Company’s platform and the TME Tech Shenzhen’s platform (as the case may be); and (ii) the profit sharing ratio between the Group and the TME Tech Shenzhen for the TME Joint Membership); and (B) the estimated licensing fee for Music IP.

We also noted from the aforesaid breakdown that (A) the historical amount of income generated by the Company from the TME Tech Shenzhen included (i) the actual annual amount ranged from approximately RMB15.2 million to RMB18.9 million in relation to the TME Joint Membership for FY2020 and FY2021; and (ii) the actual annual amount ranged from approximately RMB35.8 million to RMB38.7 million in relation to the licensing of Music IP for FY2020 and FY2021; and (B) the historical amount of cost incurred by the Company included (i) the actual annual amount ranged from approximately RMB11.5 million to RMB15.5 million in relation to the TME Joint Membership for FY2020 and FY2021; and (ii) the actual annual amount ranged from nil to RMB37.3 million in relation to the licensing of Music IP for the three years ended 31 December 2021.

The estimated GMV

We noted that the GMVs for VAS under the TME Joint Membership to be generated by the Group or by the TME Tech Shenzhen were calculated based on the number of annual subscriptions for the TME Joint Membership to be subscribed by users through the Company’s platform or the TME Tech Shenzhen’s platform multiply by the annual subscription fee of RMB233 per annum.

We noted from the Company’s platform that the annual subscription fee for the TME Joint Membership is RMB233 per annum, which is the same as that adopted in formulating the estimated amounts (both cost to be incurred by the Company and income to be generated by the Company from TME Tech Shenzhen).

To assess the fairness and reasonableness of number of annual subscriptions for TME Joint Membership to be subscribed by users through the Company’s platform or the TME Tech Shenzhen’s platform, we conducted the following analyses:

•

We understood from the Directors that the TME Joint Membership had been launched for approximately 2 years. The expected number of annual subscriptions for TME Joint Membership for FY2022 is approximately 1.1 million subscriptions in aggregate, representing a significant increase as compared to that for FY2021.

As mentioned above, the Group’s average MPU increased from approximately 14.8 million for FY2020 to approximately 22.4 million for FY2021, representing an increase of approximately 7.6 million or approximately 51%. We also noted from the annual report of TME for FY2021 that the paying users of TME Group for online music services increased from approximately 49.4 million for FY2020 to approximately 68.6 million for FY2021, representing an increase of approximately 19.2 million or approximately 39%.

LETTER FROM GRAM CAPITAL

The expected number of annual subscriptions for the TME Joint Membership to be subscribed through the Group’s platform for FY2022 accounted for approximately 2.3% of the Group’s average MPU and approximately 0.2% of the Group’s average MAU for FY2021, while the expected number of annual subscriptions for the TME Joint Membership to be subscribed through TME Tech Shenzhen’s platform accounted for approximately 0.8% of the TME Group’s paying users for online music services for FY2021. The expected number of annual subscriptions for the TME Joint Membership to be subscribed through the Group’s platform or TME Tech Shenzhen’s platform accounted for a small portion to their respective average MPU or the paying users for online music services for FY2021.

Having considered the above factors, we are of the view that the total number of annual subscriptions for the TME Joint Membership to be subscribed by users through either the Company’s platform or the TME Tech Shenzhen’s platform for FY2022 are fair and reasonable.

In addition, the proportions of “number of annual subscriptions for the TME Joint Membership to be subscribed by users through the Company’s platform” to “number of annual subscriptions for the TME Joint Membership to be subscribed by users through TME Tech Shenzhen’s platform” for FY2022 were at the similar level and were in line with the historical proportion between the Group and TME Tech Shenzhen. Based on the proportions, we consider each of (i) number of annual subscriptions for the TME Joint Membership to be subscribed by users through the Company’s platform; and (ii) number of annual subscriptions for the TME Joint Membership to be subscribed by users through the TME Tech Shenzhen’s platform, for FY2022 to be fair and reasonable.

Profit sharing ratio

As (i) the estimated profit sharing ratio between the Group and the TME Tech Shenzhen under the joint membership adopted in the calculation is similar to that as set out in the profit sharing arrangement entered into between the Group and the TME Tech Shenzhen; and (ii) the profit to be shared by the Group to the TME Tech Shenzhen and to be shared by TME Tech Shenzhen to the Group are at similar level, we consider the estimated profit sharing ratio between the Group and TME Tech Shenzhen to be reasonable.

Having considered the above factors, we consider both the estimated cost to be incurred by the Company (calculated by the estimated GMV for VAS under the TME Joint Membership generated by the Company’s platform for FY2022 times profit sharing ratio) for FY2022 and the estimated income to be generated by the Company from TME Tech Shenzhen (calculated by the estimated GMV for VAS under the TME Joint Membership generated by the TME Tech Shenzhen’s platform for FY2022 times profit sharing ratio) for FY2022 to be fair and reasonable.

LETTER FROM GRAM CAPITAL

The estimated licensing fee for Music IP

As aforementioned, the estimated amounts (both incurred by the Company and incurred by the connected persons) include licensing fee for Music IP. We noted from the aforesaid breakdown that the Group entered into (i) 3 licensing agreements with TME Tech Shenzhen for FY2021 in relation to the Group’s licensing of Music IP to TME Tech Shenzhen, with average contract value of approximately RMB13 million per licensing agreement; and (ii) 3 licensing agreements with TME Tech Shenzhen for FY2021 in relation to TME Tech Shenzhen’s licensing of Music IP to the Group, with average contract value of approximately RMB12 million per licensing agreement. Based on the aforesaid calculation, (i) the number of licensing agreements in relation to the licensing of Music IP to TME Tech Shenzhen to be entered into between the Group and TME Tech Shenzhen for FY2022 is expected to remain at similar level as that for FY2021 with similar estimated average contract value per licensing agreement; and (ii) the number of licensing agreements in relation to the licensing of Music IP from TME Tech Shenzhen for FY2022 is also expected to remain at similar level as that for FY2021 with estimated average contract value per licensing agreement being higher than the average contract value.

We noted from TME Group’s annual report for FY2021 that TME Group has the largest music content library in the PRC. TME Group offered over 90 million music tracks on its platform as at 31 December 2021. TME Group offers music content in recorded and live, audio and video formats of music videos, concerts and music shows, as well as an increasing range of other formats including short videos, variety shows, original soundtracks for games, films and TV shows, podcasts and audiobooks.

In addition, we also noted that the estimated number of licensing agreements for Music IP for FY2022 was close to the number of licensing agreements for Music IP for FY2021. Therefore, we consider the estimated number of licensing agreements for FY2022 to be justifiable.

Upon our enquiry, the Directors advised us the licensing fees for the licensing agreement entered into between the Group and TME Tech Shenzhen in relation to the licensing of Music IP (i) to TME Tech Shenzhen; and (ii) from TME Tech Shenzhen, for FY2021. We understood that the estimated average contract value per licensing agreement in relation to the Group’s licensing of Music IP to TME Tech Shenzhen for FY2022 and the estimated average contract value per licensing agreement in relation to the TME Tech Shenzhen’s licensing of Music IP to the Group both fall within the respective contract value range for FY2021.

Having considered the above, we are of the view that the estimated average contract value per agreement to be licensed by both the Group and TME Tech Shenzhen to be justifiable.

Based on the above factors, we consider the estimated licensing fee for Music IP for FY2022 to be justifiable.

As the estimated amounts (both cost to be incurred by the Company and income to be generated by the Company from TME Tech Shenzhen) for FY2022 were calculated by the summation of the estimated profit sharing between the Group and TME Tech Shenzhen for the TME Joint Membership and the estimated licensing fee for Music IP, we consider the estimated amounts (both cost to be incurred by the Company and income to be generated by the Company from TME Tech Shenzhen) for FY2022 to be fair and reasonable.

LETTER FROM GRAM CAPITAL

VI. Copyrights Collaboration Framework Agreement between the Company and TJ Sports

The table below demonstrates the historical amounts of cost incurred by the Company for the three years ended 31 December 2021:

	For the year ended 31 December 2019	For the year ended 31 December 2020	For the year ended 31 December 2021
	RMB’000	RMB’000	RMB’000
Historical amount	35,377	279,717	238,200

For our due diligence purpose, we obtained breakdown of the historical amount and calculation of the estimated amount for FY2022 from the Company. We noted from the breakdown that the historical amounts for FY2020 and FY2021 were much higher than that for FY2019. As advised by the Directors, such differences were mainly due to the fact that the Group obtained the broadcasting rights of the major premium professional e-sports events (the “Major E-sports Event(s)”) for three years from 2020 to 2023.

The estimated amount for FY2022 was formulated primarily with reference to (i) the licensing fees for the broadcasting rights of the Major E-sports Events (which accounted for approximately 84% of the total estimated amounts for FY2022); and (ii) the estimated licensing fees for the broadcasting rights of other e-sports events (which accounted for approximately 15%of the total estimated amounts for FY2022), the summation of which accounted for over 95% of the total estimated amounts for FY2022.

Licensing fees for the broadcasting rights of the Major E-sports Event

Upon our request, the Directors provided us the licensing agreement of the Major E-sports Events (the “TJ Licensing Agreement”). According to the TJ Licensing Agreement, we noted (i) the duration of the broadcasting rights granted to the Group was three years ending 2023; and (ii) the licensing fee for each individual Major E-sports Event during the contract period. The licensing fees for the remaining Major E-sports Events to take place during FY2022 and FY2023 pursuant to the TJ Licensing Agreement are the same as that set out in the aforesaid calculation.

Licensing fees for the broadcasting rights of other e-sports events

We noted that the Group entered into certain licensing agreements with TJ Sports for the 3 to 4 broadcasting rights of other e-sports events per annum for each of the three years ended 31 December 2021 with the average licensing fee of approximately RMB8.5 million per broadcasting right. Based on the aforesaid calculation, the Group expects to license 5 broadcasting rights of other e-sports events per annum with estimated licensing fee of approximately RMB9 million for FY2022.

LETTER FROM GRAM CAPITAL

We noted from the iResearch E-sports Report that the e-sports market in the PRC entered into the explosion stage in the year 2018, e-sports was introduced as an official event of the “Hangzhou Asian Games” and International Olympic Committee held the “Olympic Virtual Series” for the first time, with more professional e-sports competition association founded, the commercialization of e-sports competition was accelerated. The market size of the e-sports market in the PRC increased from approximately RMB89.6 billion for the year 2018 to approximately RMB147.4 billion for the year 2020, such market size is estimated to continue rising and shall reach approximately RMB215.7 billion for the year 2022, such estimated growth from the year 2018 to the year 2022 represents a CAGR of approximately 24.6%. Furthermore, the number of e-sports users increased from approximately 439 million users for the year 2018 to approximately 500 million users for the year 2020, and is estimated to further increase to approximately 525 million users for the year 2022. According to the iResearch E-sports Report, 83.7% of the e-sports users would watch e-sports live broadcast, being most common e-sports related activity carried out among the e-sports users.

Having considered the above, in particular historical licensing fee per broadcasting rights and the expected growth in the PRC’s e-sports industry, we consider the estimated licensing fees for the broadcasting rights of other e-sports events to be justifiable.

Based on the above factors, we are of the view that the estimated amounts for FY2022 to be fair and reasonable.

VII. Game Collaboration Framework Agreement between the Company and the Tencent Computer

The table below demonstrates the historical amounts in respect of (a) cost incurred by the Company; and (b) income generated by the Company from the Tencent Computer Group, for the three years ended 31 December 2021:

	For the year ended 31 December 2019	For the year ended 31 December 2020	For the year ended 31 December 2021
	RMB’000	RMB’000	RMB’000
Historical amount: — Cost incurred by the Company	13,457	82,991	106,841
— Income generated by the Company from the Tencent Computer Group	20,830	23,134	23,719

LETTER FROM GRAM CAPITAL

A.	Cost to be incurred by the Company

For our due diligence purpose, we obtained breakdown of the historical amount and calculation of the estimated amounts (cost to be incurred by the Company) from the Company. We noted from the breakdown that the licensing of gaming contents comprised over 70% of the historical amount incurred by the Company for FY2020 and FY2021. The estimated amount (cost to be incurred by the Company) for FY2022 was formulated on the basis that the licensing of gaming contents shall comprise of approximately 75% of the total estimated amounts (cost to be incurred by the Company) and the profits to be shared to the Tencent Computer Group in relation to the joint operation of mobile games comprise of the remaining 25% of the total estimated amounts (cost to be incurred by the Company).

We understood from the Directors that the Group licensed the gaming contents of a mobile game (the “Subject Game”) from the Tencent Computer Group in 2020 with the licensing period from 2020 to 2024. Upon our request, we obtained the relevant agreement regarding the licensing of gaming content of the Subject Game and noted minimum consideration to be paid by the Group to the Tencent Computer Group per annum in respect of the licensing of the gaming contents of the Subject Game. We searched on the internet and noted that the Subject Game was one of the five most favourite live streaming games in the PRC for the year 2020. As further advised by the Directors, the licensing fee for gaming contents varies depending on the popularity, player base and the willingness of internet users (in particular, e-sports users) to spend time on watching its relevant gaming contents on the internet. However, for the purpose of determining the estimated amount (cost to be incurred by the Company), the Directors made reference to the minimum annual consideration of the Subject Game.

Based on the aforesaid licensing fee, the estimated amounts (cost to be incurred by the Company) for FY2022 enable the Group to license the gaming contents of certain mobile games of similar size and scale from the Tencent Computer Group.

We searched on the Tencent Group’s website (www.tencent.com) and noted that Tencent Games was launched in 2003 and currently offers more than 140 self-developed and licensed games across 200 countries and regions, which provides hundreds of millions of users with cross-platform interactive entertainment experiences.

We also noted from the iResearch ACG Report that the size of the PRC’s ACG-themed gaming market record year-on-year increase during each of the year 2017, 2018, 2019 and 2020, increased from approximately RMB7.9 billion for 2016 to approximately RMB41.1 billion for 2020, representing a CAGR of approximately 51.0%. According on the iResearch ACG Report, the size of PRC’s gaming market is expected to rise to approximately RMB80.1 billion by the year 2023.

Having considered the above, in particular the depth of gaming library and the popularity of the video games owned by the Tencent Group, and that the Group was contractually committed to the licensing of gaming contents of the Subject Game, we do not doubt (i) the licensing fee in relation to a video game that is of similar size and scale as the Subject Game; and (ii) the number of gaming contents to be licensed to the Group by the Tencent Computer Group for FY2022.

In respect of the profits to be shared to the Tencent Computer Group in relation to the joint operation of video games, we noted that the profit to be shared to the Tencent Computer Group was calculated based on (i) the amount paid by paying players and (ii) the estimated profit sharing ratio between the Group and the Tencent Computer Group.

LETTER FROM GRAM CAPITAL

Based on the aforesaid breakdown and calculation relating to the estimated amounts (cost to be incurred by the Company), we noted that (i) the estimated amount to be paid by paying players for FY2022 increased by approximately 95% as compared to that for the previous year (mainly due to the estimated increase in the number of joint-operation of games with the Tencent Computer Group), and such growth rates are lower than the growth rate of the historical amount for FY2021 as compared to FY2020; and (ii) the estimated profit sharing ratio between the Group and the Tencent Computer Group for the joint operation of relevant mobile games for FY2022 are the same as that for FY2021. Accordingly, we consider the estimated amounts of profits to be shared to the Tencent Computer Group in relation to the joint operation of video games for FY2022 to be reasonable.

Based on the above factors, we are of the view that the estimated amounts (cost to be incurred by the Company) for FY2022 to be fair and reasonable.

B.	Income to be generated by the Company from the Tencent Computer Group

We also obtained breakdown of the historical amount and calculation of the estimated amount (income to be generated by the Company from the Tencent Computer Group) for FY2022 from the Company. We noted from the calculation that the estimated amount (income to be generated by the Company from the Tencent Computer Group) for FY2022 solely consist of the profits to be shared to the Group in relation to the joint operation of mobile games while the calculation mechanism of such is similar as that to be shared by the Group to the Tencent Computer Group as aforementioned.

Based on the calculation, we noted that (i) the estimated gross proceeds from paying players for FY2022 increased by approximately 59% as compared to that for FY2021 (mainly due to the estimated increase in the number of joint-operation of games with the Group), and the estimated growth rate was lower than that for FY2021 as compared to FY2020 (i.e. approximately 69%), indicating that the estimated gross proceeds from paying players for FY2022 were not overestimated; and (ii) the estimated profit sharing ratio for FY2022 were at similar level to that for FY2021.

We noted from the calculation that the estimated gross proceeds from paying players for FY2022 were formulated based on (i) the estimated number of mobile games to be jointly operated by the Group and the Tencent Computer Group; and (ii) the estimated average gross proceeds from paying players per mobile game. The number of mobile games to be jointly operated by the Group and Tencent Computer Group was estimated to increase by approximately 34% for FY2022 as compared to FY2021, and the average gross proceeds from paying players per mobile game was estimated to increase by approximately 18% for FY2022 as compared to FY2021. Based on our findings on the size of the PRC’s ACG-themed gaming market as detailed in the sub-section headed “A. Cost to be incurred by the Company” above (i.e. the size of the PRC’s gaming market increased from 2017 to 2020 with a CAGR of approximately 51.0% and the size of PRC’s ACG-themed gaming market is expected to rise to approximately RMB80.1 billion by the year 2023), we do not doubt the estimated increase in number of mobile games to be joint operated and the estimate average gross proceeds from paying players per mobile game for FY2022.

Based on the above factors, we are of the view that the estimated amounts (income to be generated by the Company from the Tencent Computer Group) for FY2022 to be fair and reasonable.

LETTER FROM GRAM CAPITAL

VIII. Integrated Collaboration Framework Agreement between the Company and Shanghai Yueting

The table below demonstrates the historical amount in respect of (a) cost incurred by the Company; and (b) income generated by the Company from the China Literature Group, for the three years ended 31 December 2021:

	For the year ended 31 December 2019	For the year ended 31 December 2020	For the year ended 31 December 2021
	RMB’000	RMB’000	RMB’000
Historical amount: — Cost incurred by the Company	22,724	24,599	67,463
— Income generated by the Company from the China Literature Group	93	23	14

A.	Cost to be incurred by the Company

To assess the fairness and reasonableness of the estimated amount (cost to be incurred by the Company) for FY2022, we conducted following analyses:

(1)	We obtained a calculation of the estimated amounts of cost to be incurred by the Company for FY2022.

Based on the calculation, the total estimated amounts of cost to be incurred by the Company for FY2022 comprised (i) the estimated licensing fees to be paid by the Company to the China Literature Group; (ii) the investment amounts to be paid by the Company to the China Literature Group for joint investment projects (led by the China Literature Group); and (iii) the estimated profit to be shared by the Company to the China Literature Group for, among other things, joint investment projects. The estimated licensing fees to be paid by the Company to the China Literature Group and the investment amounts to be paid by the Company to the China Literature Group for joint investment projects (led by the China Literature Group) accounted for approximately 41% and 49% of the total cost to be incurred by the Company for FY2022 respectively. The aforesaid items are also the major factors causing the significant increase in the estimated amounts of cost to be incurred by the Company for FY2022.

(2)

We noted from the calculation that the estimated licensing fees to be paid by the Company to the China Literature Group for the licensing of adapted literary works and animation and other resources accounted for the most of the estimated licensing fees to be paid by the Company to the China Literature Group for FY2022.

LETTER FROM GRAM CAPITAL

For our due diligence purpose, we discussed with the Directors in respect of the expected number of adapted literary works and animation and other resources, and the estimated costs for each of the adapted literary works and animation and other resources. Upon our further request, we also obtained historical figures, such as number of adopted literary works licensed to the Group, average cost for each adapted literary work, historical licensing cost, for FY2019, FY2020 and FY2021. According to the relevant figures, we noted the following:

(i)

the expected number of adapted literary works to be licensed to the Group for FY2022 was made reference to the number of adapted literary works licensed to the Group for FY2021 and the increase in such number from FY2020 to FY2021, while the estimated average cost for each adapted literary work for FY2022 is in line with the trend of average cost for each adapted literary work from the third quarter of 2021 to the fourth quarter of 2021; and

(ii)	the estimated number of animation and other resources to be licensed to the Group and the estimated unit cost was determined with reference to the historical licensing by the Group prior to 2019.

Therefore, we consider the estimated licensing fees to be paid by the Company to the China Literature Group for FY2022 to be reasonable.

(3)	We enquired into the estimated investment amounts to be paid by the Company to the China Literature Group for joint investment projects (led by the China Literature Group) for FY2022.

We understood from the Directors that such amount was determined based on (i) estimated number of joint investment projects (led by the China Literature Group); and

(ii) the estimated investment amount for each project, and both were estimated based on the minimum number of joint investment projects and the total investment amounts for FY2022 pursuant to a cooperation agreement entered into between the Group and the China Literature Group in 2021 (the “China Literature Cooperation Agreement”). Upon our request, we obtained and reviewed the China Literature Cooperation Agreement, and acknowledged relevant figures.

As the total investment amounts for FY2022 pursuant to the China Literature Cooperation Agreement already represented approximately 86% of the estimated investment amounts to be paid by the Company, we consider such estimation for FY2022 to be justifiable.

Based on the above factors, we consider the estimated amounts (cost to be incurred by the Company) for FY2022 to be fair and reasonable.

LETTER FROM GRAM CAPITAL

B.	Income to be generated by the Company from the China Literature Group

We noted the estimated amount (income to be generated by the Company from the China Literature Group) for FY2022 was RMB50 million whereas the historical amount was at a minimal level for FY2021. To assess the fairness and reasonableness of the estimated amounts (income to be generated by the Company from the China Literature Group) for FY2022, we conducted following analyses:

(1)

We obtained a calculation of the estimated amount of income to be generated by the Company from the China Literature Group (which was close to the total estimated amounts (income to be generated by the Company from the China Literature Group)) for FY2022.

Based on the calculation, the total estimated amount (income to be generated by the Company from the China Literature Group) comprised (i) the investment amounts to be paid by the China Literature Group to the Group; and (ii) the estimated profit to be shared by the China Literature Group to the Group for joint investment projects.

(2)

We enquired into the estimated investment amounts to be paid by the China Literature Group to the Company for FY2022. We understood from the Directors that such amount was determined on the assumption that (i) there will be two joint investment projects; and (ii) the estimated investment amount for such projects.

As the estimated investment amount for such projects were made reference to the investment amounts paid by investors for the Group’s existing joint investment projects (led by the Group), we consider such assumptions to be justifiable. Accordingly, we consider the estimated investment amounts to be paid by the China Literature Group to the Company for FY2022 to be justifiable.

(3)

The estimated profit to be shared by the China Literature Group to the Company is calculated based on the estimated investment return (which the Group is entitled to share profit) and the profit sharing ratio for such return.

We further noted that the profit sharing ratio for calculating estimated amount (income to be generated by the Company from the China Literature Group) for FY2022 is the same as the profit sharing ratio for certain collaborations (for which the Group is entitled to share profit) pursuant to the China Literature Cooperation Agreement, we consider the estimated investment return and the profit sharing ratio to be justifiable.

Based on the above factors, in particular (A) both the (i) the estimated investment amounts to be paid by the China Literature Group to the Company; and (ii) the estimated investment return and the profit sharing ratio to be justifiable for FY2022 as analysed above; and (B) the total estimated amounts (income to be generated by the Company from the China Literature Group) was in line with (with difference of approximately 2%) the summation of the aforesaid item (i) and (ii), we consider the total estimated amounts (income to be generated by the Company from the China Literature Group) for FY2022 to be fair and reasonable.

LETTER FROM GRAM CAPITAL

IX. Integrated Collaboration Framework Agreement between the Company and Guangzhou Huya

The table below demonstrates the historical amount in respect of (a) cost incurred by the Company; and (b) income generated by the Company from the Huya Group, for the three years ended 31 December 2021:

	For the year ended 31 December 2019	For the year ended 31 December 2020	For the year ended 31 December 2021
	RMB’000	RMB’000	RMB’000
Historical amount: — Cost incurred by the Company	Nil	8,733	309,533
— Income generated by the Company from the Huya Group	Nil	155,660	424,528

According to the table above, the historical amount in respect of cost incurred by the Company for FY2021 represented a significant increase of around 35 times as compared to that for FY2020; and the historical amount in respect of income generated by the Company from the Huya Group for FY2021 represented a significant increase of approximately 173% as compared to that for FY2020. As advised by the Directors, such increases were mainly due to the entering into an IP collaboration arrangement between Huya Group and the Group in 2021 (the “2021 IP Collaboration Arrangement (Huya)”), involving the grant of broadcasting rights of certain e-sports event by the Huya Group to the Group (the “Huya E-sports Events”) (i.e. cost incurred by the Company); and the grant of broadcasting rights by the Group to Huya Group (i.e. income generated by the Company from the Huya Group), in particular, the licensing of broadcasting rights of the Major E-sports Events. Upon our request, the Directors provided us the key terms of the 2021 IP Collaboration Arrangement (Huya).

A.	Cost to be incurred by the Company

We noted the estimated amount (cost to be incurred by the Company) for FY2022 of RMB800 million represented a significant increase of approximately 158% as compared to the historical amount for FY2021, which was mainly due to the estimated increase in licensing fees for broadcasting rights of e-sports events. To assess the fairness and reasonableness of the estimated amount (cost to be incurred by the Company) for FY2022, we conducted the following analyses:

(1)

Upon our request, the Company provided us the calculation of the estimated amount (cost to be incurred by the Company) for FY2022. We noted that the estimated amount (to be incurred by the Company) for FY2022 solely consisted of the estimated licensing fees for broadcasting rights of e-sports events (including the Huya E-sports Events and other e-sports events). The estimated licensing fees for FY2022 comprised (i) consideration of the 2021 IP Collaboration Arrangement (Huya) for FY2022 to be incurred by the Company for the licensing of broadcasting rights for Huya E-sports Events; and (ii) estimated licensing fees for the broadcasting rights of other e-sports events for FY2022 (accounting for approximately 22% to the of the estimated amount (cost to be incurred by the Company) for FY2022).

LETTER FROM GRAM CAPITAL

In respect of the consideration of the 2021 IP Collaboration Arrangement (Huya) for FY2022 to be incurred by the Company for the licensing of broadcasting rights for Huya E-sports Events, we reviewed the key terms of relevant agreement and acknowledged the amount. Accordingly, we consider the consideration of the 2021 IP Collaboration Arrangement (Huya) for FY2022 to be incurred by the Company for the licensing of broadcasting rights for Huya E-sports Events to be reasonable.

In respect of the estimated licensing fees for other IP collaboration arrangement for FY2022, with historical figures provided by the Company, we noted that (i) the estimated number of e-sports events broadcasting rights to be licensed to the Group was made reference to the number of such rights licensed to the Group for FY2020 and FY2021; and

(ii) the estimated average licensing fees for each e-sports events broadcasting right is close to the average historical licensing fees paid by the Group to Huya Group for each e-sports event broadcasting right for FY2020 and FY2021.

According to Huya’s annual report for FY2021, Huya provided live streaming services for over approximately 380 third-party e-sports tournaments and game events in 2021, over some of which Huya has also obtained exclusive broadcasting rights. As (i) Huya provided live streaming services for several e-sports tournaments and game events in 2021 with some exclusive broadcasting rights; and (ii) save for the 2021 IP Collaboration Arrangement (Huya), Huya Group also granted the Group license for live broadcasting for other events, we concur with the Directors that it is possible for Huya Group to grant the Group license for live broadcasting for more events during the term of the Collaboration Agreements. Having also considered that the differences in estimated number of e-sports events broadcasting rights to be licensed to the Group for FY2022 and number of such rights licensed to the Group for FY2020 was only one event, we are of the view that the estimated number of e-sports events broadcasting rights to be licensed to the Group is reasonable.

As (i) the estimated number of e-sports events broadcasting rights to be licensed to the Group is reasonable; and (ii) the estimated average licensing fees for each e-sports events broadcasting right is close to (with difference of less than 5%) the average historical licensing fees paid by the Group to Huya Group for each e-sports event broadcasting right for FY2020 and FY2021, we consider that the estimated licensing fees for the licensing of the broadcasting rights of other e-sports events for FY2022, calculated by the aforesaid item (i) times item (ii), are justifiable.

Based on the above factors, we consider the estimated amount (cost to be incurred by the Company) for FY2022 to be fair and reasonable.

LETTER FROM GRAM CAPITAL

B.	Income to be generated by the Company from the Huya Group

We noted the estimated amount (income to be generated by the Company from the Huya Group) for FY2022 of RMB700 million represented an increase of approximately 65% as compared to the historical amount for FY2021. To assess the fairness and reasonableness of the estimated amounts (income to be generated by the Company from the Huya Group) for FY2022, we conducted the following analyses:

(1)

Upon our request, the Company provided us the calculation of the estimated amount (income to be generated by the Company from the Huya Group) for FY2022. We noted that the estimated amount (income to be generated by the Company from the Huya Group) for FY2022 consisted of the estimated licensing fees for broadcasting rights of e-sports events (including the Major E-sports Events and other e-sports events). The estimated licensing fees for FY2022 comprised (i) consideration of the 2021 IP Collaboration Arrangement (Huya) for FY2022 to be incurred by the Huya Group for the licensing of the broadcasting rights for the Major E-sports Events; and (ii) estimated licensing fees for other IP collaboration arrangement for FY2022.

In respect of the consideration of the 2021 IP Collaboration Arrangement (Huya) for FY2022 to be incurred by the Huya Group for the licensing of the broadcasting rights for the Major E-sports Events, we reviewed the key terms of relevant agreement and acknowledged the amount.

In respect of the estimated licensing fees for other IP collaboration arrangement for FY2022, we noted from the calculation that the Group expects to license broadcasting rights of one e-sports event with estimated licensing fees for FY2022, which was determined with reference to the average licensing fees for the e-sports event broadcasting right licensed from Huya Group for FY2020 and FY2021.

Based on the above factors, we consider the estimated licensing fees for other IP collaboration arrangement for FY2022 to be justifiable.

Based on the above factors, we consider the estimated amounts (income to be generated by the Company from the Huya Group) for FY2022 to be fair and reasonable.

Our view on the proposed annual caps for FY2022

As the proposed annual caps for both cost to be incurred by the Company and income to be generated by the Company from the connected persons for FY2022 are the summations of the estimated amounts (both cost to be incurred by the Company and income to be generated by the Company from the connected persons, as the case may be) pursuant to each of the Collaboration Agreements, which are fair and reasonable as per our analyses above, we consider the proposed annual caps for both cost to be incurred by the Company and income to be generated by the Company from the connected persons for FY2022 to be fair and reasonable.

LETTER FROM GRAM CAPITAL

Our view on the proposed annual caps for FY2023 and FY2024

The proposed annual caps (cost to be incurred by the Company) for FY2023 and FY2024 represented increases of approximately 65% and 85% as compared to those for FY2022 and FY2023 respectively. On the other hand, the proposed annual caps (income to be generated by the Company from the connected persons) for FY2023 and FY2024 represented increases of approximately 66% and 61% as compared to those for FY2022 and FY2023 respectively.

Having considered the following factors:

•	the reasons for the anticipated growth/increase for FY2023 and FY2024 as set out in the Board Letter;

•

historical amounts of (i) cost incurred by the Company represented increases of approximately 279% from FY2019 to FY2020; and approximately 85% from FY2020 to FY2021; and (ii) income generated by the Company from the connected persons represented increases of approximately 1,262% from FY2019 to FY2020; and approximately 22% from FY2020 to FY2021;

•

according to the 2021 Annual Report, the Group’s net revenues substantially increased by approximately 77% and 62% for FY2020 and FY2021; and the Group’s total operating expenses also substantially increased by approximately 123% and 75% for FY2020 and FY2021, as compared to those for FY2019 and FY2020 respectively, mainly due to the growth of the Group’s user base and the provision and commercialization of the Group’s diversified product and service offerings as the result of the Group’s execution of its management strategy to invest in the expansion of its user base and the growth of its business.

In addition, according to the Prospectus:

•	the Group’s average MAU increased by approximately 58% and 34% for FY2020 and FY2021 respectively, as compared to that for FY2019 and FY2020;

•	the Group’s average MPU increased by approximately 106% and 51% for FY2020 and FY2021 respectively, as compared to that for FY2019 and FY2020; and

•	the Group’s paying ratio increased by approximately 31% and 13% for FY2020 and FY2021 respectively, as compared to that for FY2019 and FY2020; and

•

based on the iResearch E-sports Report, the e-sports market in the PRC entered into the explosion stage in the year 2018, e-sports was introduced as an official event of the “Hangzhou Asian Games” and International Olympic Committee held the “Olympic Virtual Series” for the first time, with more professional e-sports competition association founded, the commercialization of e-sports competition was accelerated. The market size of the e-sports market in the PRC increased from approximately RMB89.6 billion for the year 2018 to approximately RMB147.4 billion for the year 2020, such market size is estimated to continue rising and shall reach approximately RMB215.7 billion for the year 2022, such estimated growth from the year 2018 to the year 2022 represents a CAGR of approximately

LETTER FROM GRAM CAPITAL

24.6%. Furthermore, the number of e-sports users increased from approximately 439 million users for the year 2018 to approximately 500 million users for the year 2020, and is estimated to further increase to approximately 525 million users for the year 2022. According to the iResearch E-sports Report (www.iresearchchina.com), 83.7% of the e-sports users would watch e-sports live broadcast, being most common e-sports related activity carried out among the e-sports users, we consider the increases in proposed annual caps (cost to be incurred by the Company) and proposed annual caps (income to be generated by the Company from the connected persons) for FY2023 and FY2024 to be justifiable. Accordingly, we consider the proposed annual caps (cost to be incurred by the Company) and proposed annual caps (income to be generated by the Company from the connected persons) for FY2023 and FY2024, based on the relevant proposed annual caps for FY2022, to be fair and reasonable.

Shareholders should note that as the proposed annual caps for the three years ending 31 December 2024 under the Collaboration Agreements are relating to future events and were estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2024, and they do not represent forecasts of revenue to be generated or cost to be incurred from the transactions contemplated under the Collaboration Agreements. Consequently, we express no opinion as to how closely the actual revenue to be generated or actual cost to be incurred from the transactions contemplated under the Collaboration Agreements will correspond with the proposed annual caps.

Having considered the factors, we are of the view that the terms of the transactions contemplated under the Collaboration Agreements are on normal commercial terms and are fair and reasonable.

Listing Rules implications

The Directors confirmed that the Company shall comply with the requirements of Rules 14A.53 to 14A.59 of the Listing Rules pursuant to which (i) the Transactions must be restricted by the relevant proposed annual caps; (ii) the terms of the Transactions (together with the proposed annual caps) must be reviewed by the independent non-executive Directors annually; (iii) details of independent non-executive Directors’ annual review on the terms of the Transactions (together with the proposed annual caps) must be included in the Company’s subsequent published annual reports.

Furthermore, it is also required by the Listing Rules that the auditors of the Company must provide a letter to the Board confirming, among other things, whether anything has come to their attention that causes them to believe that the Transactions (i) have not been approved by the listed issuer’s board of directors; (ii) were not, in all material respects, in accordance with the pricing policies of the listed issuer’s group if the transactions involve the provision of goods or services by the listed issuer’s group; (iii) were not entered into, in all material respects, in accordance with the relevant agreement governing the transactions; and (iv) have exceeded the cap.

In the event that the value of the Transactions is anticipated to exceed the proposed annual caps, or that there is any proposed material amendment to the terms of the Transactions, as confirmed by the Directors, the Company shall comply with the applicable provisions of the Listing Rules governing continuing connected transactions.

LETTER FROM GRAM CAPITAL

Given that (i) the above stipulated requirements for continuing connected transactions pursuant to the Listing Rules which requires the annually review by the Company’s independent non-executive Directors and auditors in different aspects (e.g. review on terms and transaction amounts of the Transactions); and (ii) as mentioned above, there are adequate measures in place to ensure the pricing policy of the Transactions to be fair and reasonable (we do not doubt the effectiveness of the implementation of the internal control measures), we are of the view that there are adequate measures in place to monitor the Transactions and thus the interest of the independent Shareholders would be safeguarded.

RECOMMENDATION

Having taken into account the above factors and reasons, we are of the opinion that (i) the terms of the Transactions are on normal commercial terms and are fair and reasonable; and (ii) the Transactions are conducted in the ordinary and usual course of business of the Group and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the independent Shareholders to vote in favour of the ordinary resolution(s) to be proposed at the AGM to approve the Transactions and we recommend the independent Shareholders to vote in favour of the resolution(s) in this regard.

Yours faithfully, For and on behalf of
Gram Capital Limited Graham Lam Managing Director

Note:

Mr. Graham Lam is a licensed person registered with the Securities and Futures Commission and a responsible officer of Gram Capital Limited to carry out Type 6 (advising on corporate finance) regulated activity under the SFO. He has over 25 years of experience in investment banking industry.

APPENDIX I         PARTICULARS OF DIRECTORS PROPOSED TO BE RE-ELECTED

The following are the particulars of the retiring Directors proposed to be re-elected at the AGM.

1.	JP Gan

JP Gan, aged 50, has served as our Director since January 2015. Mr. Gan has been a founding partner of INCE Capital Limited since 2019. From 2006 to 2019, Mr. Gan was a managing partner of Qiming Venture Partners. From 2005 to 2006, Mr. Gan was the chief financial officer of KongZhong Corporation. Mr. Gan is also an independent director of Trip.com Group Ltd. (Nasdaq: TCOM). Mr. Gan received his bachelor’s degree in business administration from the University of Iowa in 1994 and his MBA degree from the University of Chicago Booth School of Business in 1999.

2.	Eric He (何震宇)

Eric He, aged 62, has served as our Director since March 2018. He has also served as an independent director of 51job (Nasdaq: JOBS) since 2014 and as an independent director of Agora, Inc. (Nasdaq: API) since 2020. Mr. He had served as chief financial officer of JOYY Inc. (previously known as YY Inc.) (Nasdaq: YY) from August 2011 to May 2017. Prior to that, Mr. He served as chief financial officer of Giant Interactive Group, Inc. from March 2007 to August 2011. He served as chief strategy officer of Ninetowns Internet Technology Group from 2004 to 2007. Mr. He received a bachelor’s degree in accounting from National Taipei University and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. He is a Chartered Financial Analyst in the U.S. and was certified as a member of American Institute of Certified Public Accountants in 1991.

3.	Feng Li (李豐)

Feng Li, aged 48, previously served as our Director from November 2014 to May 2016, and started to serve as our Director again in February 2019. Mr. Li is the founder and CEO of Shanghai Ziyou Investment Management Limited, also known as FreeS Fund, a venture capital firm that manages funds primarily investing in early and growth stage startups in China and overseas, and focuses on the industries of upgraded consuming, key sensors, A.I. and biotech. Prior to founding FreeS Fund, Mr. Li worked as a partner in the venture capital department in IDG Capital, a global network of private equity and venture capital firms. Prior to that, Mr. Li served as deputy vice president of New Oriental School, a leading English teaching and learning school in China. Mr. Li currently serves as a board member of several private internet and technology companies based in China, and has served as Chairman of Secretary Committee of Three Squirrels Inc. (Shenzhen Stock Exchange: 300783) since May 2020. Mr. Li received his bachelor’s degree in Chemistry from Peking University in 1996 and his master’s degree in Chemistry from the University of Rochester in 1998.

APPENDIX II         EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

This appendix serves as an explanatory statement, as required by Rule 10.06(1)(b) of the Listing Rules, to provide information for you to make a reasonably informed decision on whether to vote for or against the ordinary resolution with respect to the Share Repurchase Mandate to be proposed at the AGM.

1.	SHARE CAPITAL

As at February 28, 2022, the Company had a total of 390,604,587 issued and outstanding Shares.

Subject to the passing of the ordinary resolution with respect to the Share Repurchase Mandate to be proposed at the AGM, and on the basis that the Company’s total issued share capital remains unchanged from February 28, 2022 to the AGM date, the Directors would be authorized under the Share Repurchase Mandate to repurchase up to 39,060,458 Class Z Ordinary Shares and/or ADSs, representing 10% of the Company’s total issued share capital, during the Share Repurchase Mandate period.

2.	REASONS FOR REPURCHASING SHARES

The Directors believe that it is in the best interests of the Company and Shareholders to have a general authority from Shareholders to enable the Company to purchase Class Z Ordinary Shares and/or ADSs in the market. The repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Class Z Ordinary Share and/or ADS and/or its earnings per Class Z Ordinary Share and/or ADS and will be made only when the Directors believe that such repurchases will benefit the Company and Shareholders.

The Directors have no present intention to cause the Company to repurchase any Class Z Ordinary Shares and/or ADSs and they would exercise the power to repurchase only in circumstances where they consider that the repurchase would be in the best interests of the Company and Shareholders.

3.	FUNDING OF REPURCHASES

Repurchases of Class Z Ordinary Shares and/or ADSs will be funded from the Company’s internal resources, which includes funds legally available for such purposes in accordance with the Articles of Association, the Listing Rules, and applicable laws and regulations in the Cayman Islands, Hong Kong and elsewhere (as the case may be).

4.	IMPACT OF REPURCHASES

There may be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Company’s annual report for the year ended December 31, 2021) in the event that the Share Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not intend to exercise the Share Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital requirements or gearing levels that, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Class Z Ordinary Shares and/or ADSs pursuant to the Share Repurchase Mandate, a Shareholder’s proportionate interest in the Company’s voting right increases, this increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (as defined in the Takeovers Code) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

APPENDIX II         EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

As at February 28, 2022, to the best knowledge and belief of the Directors, the WVR Beneficiaries, Mr. Rui Chen, Mr. Yi Xu and Ms. Ni Li, were interested in a total of 83,715,114 Class Y Ordinary Shares, representing a total of 73.2% voting rights in the Company with respect to Shareholders’ resolutions relating to matters other than the Reserved Matters (excluding 2,767,265 Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans). Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiaries must reduce their weighted voting rights in the Company proportionately through conversion of a proportion of their shareholding into Class Z Ordinary Shares, if the reduction in the number of Shares in issue would otherwise result in an increase in the proportion of Class Y Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of the WVR Beneficiaries to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

6.	MARKET PRICES OF SHARES

The Class Z Ordinary Shares were listed on the Stock Exchange on March 29, 2021. Set out below are the highest and lowest prices at which the Class Z Ordinary Shares traded on the Stock Exchange during each month during the previous twelve months and until the Latest Practicable Date:

	Share price
	(per Class Z Ordinary Share)
	Highest (HK$)	Lowest (HK$)
2021
June	979.00	815.50
July	935.00	639.00
August	668.50	494.00
September	705.00	507.00
October	651.50	486.80
November	706.00	517.50
December	519.50	332.80

2022
January	358.00	232.60
February	293.60	227.20
March	250.20	127.60
April	243.80	159.80
May	192.00	147.70
Latest Practicable Date	182.00	182.00

APPENDIX II         EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

7.	REPURCHASES OF SHARES

As disclosed in the Prospectus, the Company may repurchase any of its Shares on such terms and in such manner as have been approved by the Board or by an ordinary resolution of the shareholders. As of March 31, 2022, approximately 1.4 million ADSs had been repurchased for a total cost of US$30.0 million.

8.	GENERAL

None of the Directors, nor, to the best of the Directors’ knowledge having made all reasonable enquiries, any of their close associates (as defined in the Listing Rules), has any present intention, in the event that the Share Repurchase Mandate is approved, to sell any Shares to the Company.

No core connected person (as defined in the Listing Rules) has notified our Company that he/she/it has a present intention to sell Shares to the Company if the Share Repurchase Mandate is exercised.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Share Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands (being the jurisdiction of the Company’s incorporation).

APPENDIX III         GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in this circular or this circular misleading.

2.	DISCLOSURE OF INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

The Company has applied for, and the SFC has granted, a partial exemption under section 309(2) of the SFO to the Company, its substantial shareholders, directors and chief executive from strict compliance with the provisions of Part XV of the SFO (other than Divisions 5, 11 and 12 of part IV of the SFO) on the conditions set out on page 146 of the Prospectus. Accordingly, the Directors above are not required to disclose their interest in the Shares or the underlying Shares of the Company or its associated corporations (if any) until the effective date of the Proposed Conversion. For information regarding the ownership of Shares of the Directors, including the Directors proposed to be re-elected, please refer to the annual report of the Company for the year ended December 31, 2021 published on April 25, 2022.

3.	DIRECTORS’ INTERESTS IN ASSETS AND CONTRACTS OF THE GROUP

None of the Directors has, or has had, any direct or indirect interest in any assets acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to any member of the Group since December 31, 2021, the date to which the latest published audited financial statements of the Group were made up, and none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group subsisting as at the Latest Practicable Date which was significant in relation to the business of the Group taken as a whole.

4.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter, into a service contract with any member of the Group, excluding contracts expiring or determinable by the Group within one year without payment of compensation (other than statutory compensation).

5.	DIRECTORS’ COMPETING INTERESTS

As at the Latest Practicable Date, so far as the Directors were aware, none of the Directors and their respective associates were to considered to have any interest in a business which competes or is likely to compete, either directly or indirectly, with the business of the Group which would be required to be disclosed under Rule 8.10 of the Listing Rules as if each of them were treated as a controlling shareholder.

6.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since December 31, 2021, being the date to which the latest published audited financial statements of the Company were made up.

APPENDIX III         GENERAL INFORMATION

7.	EXPERT QUALIFICATION AND CONSENT

The qualification of the expert who has been named in this circular and has given opinions or advice which are contained herein is set out below:

Name	Qualification
Gram Capital Limited	a licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the SFO

Gram Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and reference to its name in the form and context in which they appear.

As at the Latest Practicable Date, Gram Capital was not beneficially interested in the share capital of the Group nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Group.

As at the Latest Practicable Date, Gram Capital had no direct or indirect interest in any assets which had been since December 31, 2021 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Group, or were proposed to be acquired or disposed of by or leased to the Group.

8.	DOCUMENTS ON DISPLAY

Copies of the following documents will be available on display on the Stock Exchange’s website (www.hkexnews.hk) and the Company’s website (https://ir.bilibili.com/) for a period of 14 days from the date of this circular:

(a)	the Cloud Services Agreement;

(b)	the Collaboration Agreements; and

(c)	the written consent referred to in the section headed “Expert Qualification and Consent” in this appendix.

APPENDIX IV         PROPOSED NEW ARTICLES OF ASSOCIATION

THE COMPANIES ACT (~~2021 REVISION~~AS AMENDED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~SEVENTH~~EIGHTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

BILIBILI INC.

嗶哩嗶哩股份有限公司

(adopted by a Special Resolution passed on ~~September 1, 2021~~[•], 2022)

1.	The name of the Company is Bilibili Inc. 嗶哩嗶哩股份有限公司.

2.

The Registered Office of the Company will be situated at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.

The authorised share capital of the Company is US$1,000,000 divided into 10,000,000,000 shares comprising of (i) 100,000,000 Class Y Ordinary Shares of a par value of US$0.0001 each, (ii) 9,800,000,000 Class Z Ordinary Shares of a par value of US$0.0001 each and (iii) 100,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Articles. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

APPENDIX IV         PROPOSED NEW ARTICLES OF ASSOCIATION

8.	The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.	Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

APPENDIX IV         PROPOSED NEW ARTICLES OF ASSOCIATION

THE COMPANIES ACT (~~2021 REVISION~~AS AMENDED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~SEVENTH~~EIGHTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

BILIBILI INC.

嗶哩嗶哩股份有限公司

(adopted by a Special Resolution passed on ~~September 1, 2021~~[•], 2022)

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“ADS”	means an American Depositary Share representing Class Z Ordinary Shares;

“Affiliate”	means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

APPENDIX IV         PROPOSED NEW ARTICLES OF ASSOCIATION

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;

“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;

“Chairman”	means the chairman of the Board of Directors;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class Y Ordinary Share”	means an Ordinary Share of a par value of US$0.0001 in the capital of the Company, designated as a Class Y Ordinary Shares and having the rights provided for in these Articles;

“Class Z Ordinary Share”	means an Ordinary Share of a par value of US$0.0001 in the capital of the Company, designated as a Class Z Ordinary Share and having the rights provided for in these Articles;

“Close Associate(s)”	shall have the meaning as defined in the Listing Rules;

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Company”	means Bilibili Inc. 嗶哩嗶哩股份有限公司, a Cayman Islands exempted company;

“Companies Act”	means the Companies Act (~~2021 Revision~~as amended) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Companies Ordinance”	means the Companies Ordinance, Cap. 622 of the Laws of Hong Kong as amended from time to time;

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of ADSs, or which has otherwise been notified to Shareholders;

“Compliance Adviser”	~~Shall~~shall have the meaning ~~given to it~~as defined in the Listing Rules~~.~~;

“Corporate Governance Committee”	means the corporate governance committee of the Board established in accordance with these Articles;

APPENDIX IV         PROPOSED NEW ARTICLES OF ASSOCIATION

“Corporate Governance Report”	means the corporate governance report to be included in the Company’s annual reports or summary financial reports, if any, in accordance with the Listing Rules;

“Designated Stock Exchange”	means the stock exchange in the United States on which any Shares and ADSs are listed for trading;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the Designated Stock Exchange;

~~“Director Holding Vehicle”~~	~~means a limited partnership, trust, private company or other vehicle wholly owned or wholly controlled by a Director;~~

“electronic”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two- thirds of the vote of the Board;

“Electronic Transactions Act”	means the Electronic Transactions Act (2003 Revision) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“electronic record”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic means”	means sending or otherwise making available to the intended recipients of the communication in the electronic format;

“electronic meeting”	means a general meeting held and conducted wholly and exclusively by virtual attendance and participation by Shareholders and/or proxies by means of electronic facilities;

“Founders”	refer to Mr. Rui Chen, Mr. Yi Xu and Ms. Ni Li, each of whom is referred to as a “Founder”;

“Founder ~~Affiliate~~Holding Vehicle”	means ~~any entity that is ultimately~~a limited partnership, trust, private company or other vehicle wholly owned or wholly controlled by any of ~~the Founders~~a Founder;

“Head Office”	means such office of the Company as the Board may from time to time determine to be the principal office of the Company;

APPENDIX IV         PROPOSED NEW ARTICLES OF ASSOCIATION

“HK Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Holding Company”	has the meaning ascribed to it by the Companies Ordinance;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Hybrid Meeting”	means a general meeting convened for the (i) physical attendance by Shareholders and/or proxies at the Principal Meeting Place and where applicable, one or more Meeting Locations and (ii) virtual attendance and participation by Shareholders and/or proxies by means of electronic facilities;

“Independent Non-executive Director”	means a Director recognised as such by the relevant code, rules and regulations applicable to the listing of the relevant Shares on the HK Stock Exchange;

“Meeting Location”	has the meaning given to it in Article 70A;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time);

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;

“Newspapers”	means at least one English language daily newspaper and at least one Chinese language daily newspaper, in each case published and circulating generally in the Relevant Territory and specified or not excluded for this purpose by the stock exchange in the Relevant Territory;

“Nominating and Corporate Governance Committee”	has the meaning ascribed to it in Article ~~122~~123A;

“Nomination Committee”	means the nomination committee of the Board established in accordance with these Articles;

“Ordinary Resolution”	means a resolution:

(a)   passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles; or

APPENDIX IV         PROPOSED NEW ARTICLES OF ASSOCIATION

(b)   approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means a Class Y Ordinary Share or a Class Z Ordinary Share;

“Overriding Objectives”	has the meaning ascribed to it in Article 9;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“physical meeting”	means a general meeting held and conducted by physical attendance and participation by Members and/or proxies at the Principal Meeting Place and/or where applicable, one or more Meeting Locations;

“Principal Meeting Place”	shall have the meaning given to it in Article 63;

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;

“Registration Office”	means such place or places in the Relevant Territory or elsewhere where the Board, from time to time, determines to keep a branch register of Shareholders in respect of that class of share capital and where (except in cases where the Board otherwise agrees) transfers of other documents of title for Shares are to be lodged for registration and are to be registered;

“Relevant Period”	means the period commencing from the date on which any of the securities of the Company first become listed on the HK Stock Exchange to and including the date immediately before the day on which none of such securities are so listed (and so that if at any time listing of any such securities is suspended for any reason whatsoever and for any length of time, they shall nevertheless be treated, for the purpose of this definition, as listed);

APPENDIX IV         PROPOSED NEW ARTICLES OF ASSOCIATION

“Relevant Territory”	means Hong Kong or such other territory where any of the securities of the Company is listed on a stock exchange in that territory;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”	means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

“Special Resolution”	means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)   passed by not less than three-fourths of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b)   approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

APPENDIX IV         PROPOSED NEW ARTICLES OF ASSOCIATION

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act; and

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re- enactment thereof for the time being in force;

(f)

reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)

~~reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;~~ expressions referring to “writing” shall, unless the contrary opinion appears, be construed as including printing, lithography, photography and other modes of representing or reproducing words or figures in a legible and non-transitory form or, to the extent permitted by and in accordance with the Companies Act and other applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or modes of representing or reproducing words partly in one visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Shareholder’s election comply with the Companies Act and all other applicable laws, rules and regulations;

(h)

reference to electronic facilities include, without limitation, online platform(s), website addresses, webinars, webcast, video or any form of conference call systems (telephone, video, web or otherwise);

~~(h)~~(i)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

~~(i)~~(j)

~~any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transaction Act;~~ references to a document being signed or executed include references to it being signed or executed under hand or under seal or by electronic signature or by electronic communication or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not;

~~(j)~~(k)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply to these Articles to the extent it imposes obligations or requirements in addition to those set out in these Articles;

(l)

a reference to a meeting shall mean a meeting convened and held in any manner permitted by these Articles and any Shareholder or Director attending and participating at a meeting by means of electronic facilities shall be deemed to be present at that meeting for all purposes of the Companies Act and these Articles, and “attend”, “participate”, “attending”, “participating”, “attendance” and “participation” shall be construed accordingly;

(m)

references to a person’s participation in the business of a general meeting include without limitation and as relevant the right (including, in the case of a corporation, through a duly authorised representative) to speak or communicate, vote, be represented by a proxy and have access in hard copy or electronic form to all documents which are required by the Companies Act or these Articles to be made available at the meeting, and participate and participating in the business of a general meeting shall be construed accordingly;

(n)	references to electronic facilities include, without limitation, website addresses, webinars, webcast, video or any form of conference call system (telephone, video, web or otherwise);

(o)	where a Shareholder is a corporation, any reference in these Articles to a Shareholder shall, where the context requires, refer to a duly authorised representative of such Shareholder;

~~(k)~~(p)

a resolution shall be an Ordinary Resolution when it has been passed by a simple majority of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of any Shareholder being a corporation, by its duly authorised representative at a general meeting held in accordance with these Articles and of which not less than 14 days’ notice has been duly given; and

~~(l)~~(q)

to the extent that the same is permissible under Cayman Islands law and subject to Article 52, a Special Resolution shall be required to alter the Memorandum of Association of the Company, to approve any amendment of the Articles or to change the name of the Company.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.

The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.

The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7. (a)

The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

(b)

Subject to the provisions of the Companies Act, if the Board considers it necessary or appropriate, the Company may establish and maintain a principal or branch register of Shareholders at such location as the Board thinks fit and, during the Relevant Period, the Company shall keep its principal or a branch register of Shareholders in Hong Kong.

(c)

During the Relevant Period (except when the Register is closed on terms equivalent to section 632 of the Companies Ordinance as at the date of the adoption of these Articles (or its equivalent provision from time to time)), any Shareholder may inspect during business hours any Register maintained in Hong Kong without charge and require the provision to him of copies or extracts thereof in all respects as if the Company were incorporated under and were subject to the Companies Ordinance.

SHARES

8.

Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)

issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)

grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

(c)

grant options with respect to Shares and issue warrants or similar instruments with respect thereto. ~~Where warrants are issued to bearer, no certificate thereof shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original certificate thereof has been destroyed and the Company has received an indemnity in such form as the Board shall think fit with regard to the issue of any such replacement certificate.~~

9.

~~The~~No new Class may be created or issued, and no rights of any Class or between Classes may be varied, in circumstances that would: (i) cause any other Class (including any new Class) other than the Class Y Ordinary Shares to have voting rights superior to the Class Z Ordinary Shares; or (ii) otherwise fail to comply with the Listing Rules (the “Overriding Objectives”). Subject to the Overriding Objectives, the Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by an Ordinary Resolution. ~~The~~Subject to the Overriding Objectives, the Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. Subject to these Articles and the Overriding Objectives, but notwithstanding Article 17, the Directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)

the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)

whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

(f)

whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)

whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)

the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)

the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.

The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

~~11A.~~

~~The Company shall not exercise any powers to freeze or otherwise impair any of the rights attaching to any Share by reason only that the person or persons who are interested directly or indirectly therein have failed to disclose their interests to the Company.~~

CLASS Y ORDINARY SHARES AND CLASS Z ORDINARY SHARES

12.

Holders of Class Y Ordinary Shares and Class Z Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class Y Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company, and each Class Z Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

13.

Each Class Y Ordinary Share is convertible into one (1) Class Z Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class Y Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class Y Ordinary Shares into Class Z Ordinary Shares. In no event shall Class Z Ordinary Shares be convertible into Class Y Ordinary Shares.

14.

Any conversion of Class Y Ordinary Shares into Class Z Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class Y Ordinary Share as a Class Z Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register to record the re-designation of the relevant Class Y Ordinary Shares as Class Z Ordinary Shares.

15.

Upon any sale, transfer, assignment or disposition of any Class Y Ordinary Share by a Shareholder to any person who is not a Founder ~~or Founder Affiliate~~Holding Vehicle, or upon a change of ultimate beneficial ownership of any Class Y Ordinary Share to any Person who is not a Founder or Founder ~~Affiliate~~Holding Vehicle, such Class Y Ordinary Share shall be automatically and immediately converted into one Class Z Ordinary Share. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in its Register; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class Y Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class Y Ordinary Shares, in which case all the related Class Y Ordinary Shares shall be automatically converted into the same number of Class Z Ordinary Shares. For purpose of this Article 15, beneficial ownership shall have the meaning set forth in Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended.

16. (a)

The Company shall not take any action (including the issue or repurchase of Shares of any class) that would result in (a) the aggregate number of votes entitled to be cast by all holders of Class Z Ordinary Shares (for the avoidance of doubt, excluding those who are also holders of Class Y Ordinary Shares) present at a general meeting to be less than 10% of the votes entitled to be cast by all Members at a general meeting; or (b) an increase in the proportion of Class Y Ordinary Shares to the total number of Shares in issue.

(b)

No further Class Y Ordinary Shares shall be issued by the Company, except with the prior approval of the HK Stock Exchange and pursuant to (x) an offer to subscribe for shares made to all the Members pro rata (apart from fractional entitlements) to their existing holdings; (y) a pro rata issue of Shares to all the Members by way of scrip dividends; or

(z)

pursuant to a share subdivision or other similar capital reorganisation, provided that each Member shall be entitled to subscribe for (in a pro rata offer) or be issued (in an issue of Shares by way of scrip dividends) Shares in the same class as the Shares then held by him, notwithstanding the provisions of Article 16(i); and further provided that the proposed allotment or issuance will not result in an increase in the proportion of Class Y Ordinary Shares in issue, so that:

(i)

if, under a pro rata offer, any holder of Class Y Ordinary Shares does not take up any part of the Class Y Ordinary Shares or the rights thereto offered to him, such untaken shares (or rights) shall only be transferred to another person on the basis that such transferred rights will only entitle the transferee to an equivalent number of Class Z Ordinary Shares; and

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

(ii)

to the extent that rights to Class Z Ordinary Shares in a pro rata offer are not taken up in their entirety, the number of Class Y Ordinary Shares that shall be allotted, issued or granted in such pro rata offer shall be reduced proportionately.

(c)

In the event the Company reduces the number of Shares in issue (e.g. through a purchase of its own Shares), the holders of Class Y Ordinary Shares shall reduce their voting rights in the Company proportionately, whether through a conversion of a portion of their Class Y Ordinary Shares or otherwise, if the reduction in the number of Shares in issue would otherwise result in an increase in the proportion of Class Y Ordinary Shares to the total number of Shares in issue;.

(d)	The Company shall not change the terms of the Class Y Ordinary Shares to increase the number of votes to which each Class Y Ordinary Share is entitled.

(e)

Class Y Ordinary Shares shall only be held by a ~~Director~~Founder or a ~~Director~~Founder Holding Vehicle. Subject to the Listing Rules or other applicable laws or regulations, each Class Y Ordinary Share shall be automatically converted into one Class Z Ordinary Share upon the occurrence of any of the following events:

(i)

the death of the holder of such Class Y Ordinary Share (or, where the holder is a ~~Director~~Founder Holding Vehicle, the death of the ~~Director~~Founder holding or controlling such ~~Directo~~rFounder Holding Vehicle);

(ii)	the holder of such Class Y Ordinary Share ceasing to be a Director or a ~~Director~~Founder Holding Vehicle for any reason;

(iii)

the holder of such Class Y Ordinary Share (or, where the holder is a ~~Director~~Founder Holding Vehicle, the ~~Director~~Founder holding or controlling such ~~Director~~Founder Holding Vehicle) being deemed by the HK Stock Exchange to be incapacitated for the purpose of performing his duties as a Director;

(iv)

the holder of such Class Y Ordinary Share (or, whether the holder is a ~~Director~~Founder Holding Vehicle, the ~~Director~~Founder holding or controlling such ~~Director~~Founder Holding Vehicle) being deemed by the HK Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules; or

(v)

the transfer to another person of the beneficial ownership of, or economic interest in, such Class Y Ordinary Share or the control over the voting rights attached to such Class Y Ordinary Share (through voting proxies or otherwise), other than (a) the grant of any encumbrance, lien or mortgage over such Share which does not result in the transfer of the legal title or beneficial ownership of, or the voting rights attached to, such Share, until the same is transferred upon the enforcement of such encumbrance, lien or mortgage; (b) a transfer of the legal title to such Share by a ~~Director~~Founder to a ~~Director~~Founder Holding Vehicle held or controlled by him, or by a ~~Director~~Founder Holding Vehicle to the ~~Director~~Founder holding or controlling it or another ~~Director~~Founder Holding Vehicle held or controlled by such ~~Director~~Founder; and (c) any transfer of legal title to such Share by a holder of Class Y Ordinary Shares to a limited partnership, trust, private company or other vehicle which holds Class Y Ordinary Shares on behalf of such holder.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

(f)

Any conversion of Class Y Ordinary Shares into Class Z Ordinary Shares pursuant to these Articles shall be effected by the re-designation of each Class Y Ordinary Share into one Class Z Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register to record the re-designation to the relevant Class Y Ordinary Shares as Class Z Ordinary Shares.

(g)

All of the Class Y Ordinary Shares in the authorised share capital shall be automatically re-designated into Class Z Ordinary Shares in the event all of the Class Y Ordinary Shares in issue are converted into Class Z Ordinary Shares in accordance with Article 16(e), and no further Class Y Ordinary Shares shall be issued by the Company.

(h)

Notwithstanding any provisions in these Articles to the contrary, each Class Y Ordinary Share and each Class Z Ordinary Share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on any of the following matters:

(i)	any amendment of the Memorandum of Association or these Articles, including the variation of the rights attached to any class of Shares;

(ii)	the appointment, election or removal of any Independent Non-executive Director;

(iii)	the appointment or removal of the auditors; or

(iv)	the voluntary liquidation or winding-up of the Company.

(i)

Save and except for voting rights and conversion rights as set out in Articles 12 to 16 (inclusive), the Class Y Ordinary Shares and the Class Z Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

MODIFICATION OF RIGHTS

17.

Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be varied with the consent in writing ~~of the holders~~ of three-fourths of the ~~issued Shares~~voting rights of the holders of that Class or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of that Class by the holders of three-fourths of the issued Shares of that Class present in person or by proxy and voting at such meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy holding at least one-third in nominal or par value amount of the issued Shares of the relevant Class ~~(but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum)~~ and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of that Class shall on a poll have one vote for each Share of that Class held by him. For the purposes of this Article, the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

18.

The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

CERTIFICATES

19.

Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two calendar months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

20. (a)

Every share certificate shall prominently include the words “A company controlled through weighted voting rights” or such language as may be specified by the HK Stock Exchange from time to time, and specify the number and class of shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as the Board may from time to time prescribe.

(b)	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

21.

Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine.

22.

If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

23.	In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

FRACTIONAL SHARES

24.

The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

25.

The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

26.

The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

27.

For giving effect to any such sale the Directors may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

28.

The proceeds of the sale after deduction of expenses, fees and commissions incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

29.

Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

30.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

31.

If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

32.

The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

33.

The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

34.

The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. ~~No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.~~

FORFEITURE OF SHARES

35.

If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

36.

The notice shall name a further day (not earlier than the expiration of fourteen calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

37.

If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

38.

A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

39.

A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

40.

A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

41.

The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

42.

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

43.

The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

44.	~~(a)~~ The Directors may ~~in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.~~

~~(b) The Directors may also~~ decline to register any transfer of any Share unless:

~~(i)~~(a)

the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

~~(ii)~~(b)	the instrument of transfer is in respect of only one Class of Shares:

~~(iii)~~(c)	the instrument of transfer is properly stamped, if required;

~~(iv)~~(d)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

~~(v)~~(e)

~~a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser~~a fee of sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

45.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty calendar days in any calendar year.

46.

All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

47.

The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

48.

Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

49.

A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

REGISTRATION OF EMPOWERING INSTRUMENTS

50.

The Company shall be entitled to charge a fee not exceeding one U.S. dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

ALTERATION OF SHARE CAPITAL

51.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

52.	The Company may by Ordinary Resolution:

(a)	increase its share capital by new Shares of such amount as it thinks expedient;

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)

subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)

cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

53.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by the Companies Act.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

54.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)

issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Special Resolution;

(b)

purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorised by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

55.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

56.

The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

57.	The Directors may accept the surrender for no consideration of any fully paid Share.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

TREASURY SHARES

58.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

59.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS

60.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

61.

(a) ~~At all times~~In each financial year during the Relevant Period ~~other than the year of the Company’s adoption of these Articles~~, the Company shall ~~in each year~~ hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it.~~; and not more than 15 months (or such longer period as may be authorised by the HK Stock Exchange) shall elapse between the date of one~~ The Company shall hold the annual general meeting ~~of the Company and that of the next~~within six months after the end of its financial year. The annual general meeting shall be held in the Relevant Territory or elsewhere as may be determined by the Board and at such time and place as the Board shall appoint. All general meetings (including an annual general meeting, any adjourned meeting or postponed meeting) may be held as a physical meeting in the Relevant Territory or elsewhere as may be determined by the Board, and at one or more locations as provided in Article 70A, as a Hybrid Meeting or as an electronic meeting, as may be determined by the Board in its absolute discretion.

(b)	At these meetings the report of the Directors (if any) shall be presented.

62. (a)	The Chairman or a majority of the Directors may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)

A Shareholders’ requisition is a requisition of Members holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-tenth (1/10) of all votes (on a one vote per Share basis) attaching to all issued and outstanding Shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company, and such Members may add resolutions to the meeting agenda.

(c)

The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Head Office or the Registration Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)

If the Directors do not within twenty-one calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one calendar days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one calendar days.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

(e)

A general meeting convened as aforesaid by requisitionists shall be convened ~~in the same manner~~as a physical meeting at only one location which will be the Principal Meeting Place as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

63.

An annual general meeting of the Company shall be called by at least 21 days’ notice in writing, and a general meeting of the Company, other than an annual general meeting, shall be called by at least 14 days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify ~~the place,~~ the day, the hour and the agenda of the meeting and particulars of the resolutions to be considered at that meeting ~~and in~~. Save for an electronic meeting, the notice shall specify the place of the meeting and if there is more than one Meeting Location as determined by the Board pursuant to Article 70A, the principal place of the meeting (the “Principal Meeting Place”). If the general meeting is to be a Hybrid Meeting or an electronic meeting, the notice shall include a statement to that effect and with details of the electronic facilities for attendance and participation by electronic means at the meeting or where such details will be made available by the Company prior to the meeting. In the case of special business, the notice shall also specify the general nature of that business~~, and.~~ The notice shall be given~~,~~ in the manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such notices from the Company, provided that a meeting of the Company shall notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it can be demonstrated to the HK Stock Exchange that reasonable written notice can be given in less time, and it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)

in the case of any other meeting, by a majority in number of the Shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% of the total voting rights at the meeting of all Members.

64.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

65.

No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. One or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than one-tenth of all votes attaching to all Shares in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, shall be a quorum for all purposes.

66.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

67.

~~If~~Without prejudice to Articles 70A to 70G, if the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

68.

The Chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company. The chairman of a general meeting (be it a physical meeting, a Hybrid Meeting or an electronic meeting) may attend, preside as chairman at, and conduct proceedings of, such meeting by means of electronic facilities.

69.

If there is no such Chairman of the Board of Directors, or if at any general meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman of the meeting, any Director or Person nominated by the Directors shall preside as chairman of that meeting, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairman of that meeting.

70.

~~The~~Subject to Article 70C, the chairman may with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time (or indefinitely) and from place to place(s) and/or from one form to another (a physical meeting, a Hybrid Meeting or an electronic meeting), but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen calendar days or more, notice of the adjourned meeting (specifying the details as set out in Article 63) shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

70A. (1)

The Board of Directors may, at its absolute discretion, arrange for persons entitled to attend a general meeting to do so by simultaneous attendance and participation by means of electronic facilities at such location or locations (“Meeting Locations”) determined by the Board. Any Shareholder or any proxy attending and participating in such way or any Shareholder or proxy attending and participating in an electronic meeting or a Hybrid Meeting by means of electronic facilities is deemed to be present at and shall be counted in the quorum of the meeting.

(2)	All general meetings are subject to the following and, where applicable, all references to a “Shareholder” or “Shareholders” in this sub-paragraph (2) shall include a proxy or proxies respectively:

(a)

where a Shareholder is attending a meeting at the Meeting Location and/or in the case of a Hybrid Meeting, the meeting shall be treated as having commenced if it has commenced at the Principal Meeting Place;

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

(b)

Shareholders present in person or by proxy at a Meeting Location and/or Shareholders attending and participating in an electronic meeting or a Hybrid Meeting by means of electronic facilities shall be counted in the quorum for and entitled to vote at the meeting in question, and that meeting shall be duly constituted and its proceedings valid provided that the chairman of the meeting is satisfied that adequate electronic facilities are available throughout the meeting to ensure that Shareholders at all Meeting Locations and Shareholders participating in an electronic meeting or a Hybrid Meeting by means of electronic facilities are able to participate in the business for which the meeting has been convened;

(c)

where Shareholders attend a meeting by being present at one of the Meeting Locations and/or where Shareholders participating in an electronic meeting or a Hybrid Meeting by means of electronic facilities, a failure (for any reason) of the electronic facilities or communication equipment, or any other failure in the arrangements for enabling those in a Meeting Location other than the Principal Meeting Place to participate in the business for which the meeting has been convened or in the case of an electronic meeting or a Hybrid Meeting, the inability of one or more Shareholders or proxies to access, or continue to access, the electronic facilities despite adequate electronic facilities having been made available by the Company, shall not affect the validity of the meeting or the resolutions passed, or any business conducted there or any action taken pursuant to such business provided that there is a quorum present throughout the meeting; and

(d)

if any of the Meeting Locations is not in the same jurisdiction as the Principal Meeting Place and/or in the case of a Hybrid Meeting, the provisions of these Articles concerning the service and giving of notice for the meeting, and the time for lodging proxies, shall apply by reference to the Principal Meeting Place; and in the case of an electronic meeting, the time for lodging proxies shall be as stated in the notice for the meeting.

70B.

The Board and, at any general meeting, the chairman of the meeting may from time to time make arrangements for managing attendance and/or participation and/or voting at the Principal Meeting Place, any Meeting Location(s) and/or participation in an electronic meeting or a Hybrid Meeting by means of electronic facilities (whether involving the issue of tickets or some other means of identification, passcode, seat reservation, electronic voting or otherwise) as it shall in its absolute discretion consider appropriate, and may from time to time change any such arrangements, provided that a Shareholder who, pursuant to such arrangements, is not entitled to attend, in person or by proxy, at any Meeting Location shall be entitled so to attend at one of the other Meeting Locations; and the entitlement of any Shareholder so to attend the meeting or adjourned meeting or postponed meeting at such Meeting Location or Meeting Locations shall be subject to any such arrangement as may be for the time being in force and by the notice of meeting or adjourned meeting or postponed meeting stated to apply to the meeting.

70C.	If it appears to the chairman of the general meeting that:

(a)

the electronic facilities at the Principal Meeting Place or at such other Meeting Location(s) at which the meeting may be attended have become inadequate for the purposes referred to in Article 70A(1) or are otherwise not sufficient to allow the meeting to be conducted substantially in accordance with the provisions set out in the notice of the meeting; or

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

(b)	in the case of an electronic meeting or a Hybrid Meeting, electronic facilities being made available by the Company have become inadequate; or

(c)	it is not possible to ascertain the view of those present or to give all persons entitled to do so a reasonable opportunity to communicate and/or vote at the meeting; or

(d)	there is violence or the threat of violence, unruly behaviour or other disruption occurring at the meeting or it is not possible to secure the proper and orderly conduct of the meeting;

then, without prejudice to any other power which the chairman of the meeting may have under these Articles or at common law, the chairman may, at his/her absolute discretion, without the consent of the meeting, and before or after the meeting has started and irrespective of whether a quorum is present, interrupt or adjourn the meeting (including adjournment for indefinite period). All business conducted at the meeting up to the time of such adjournment shall be valid.

70D.

The Board and, at any general meeting, the chairman of the meeting may make any arrangement and impose any requirement or restriction the Board or the chairman of the meeting, as the case may be, considers appropriate to ensure the security and orderly conduct of a meeting (including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place, determining the number and frequency of and the time allowed for questions that may be raised at a meeting). Shareholders shall also comply with all requirements or restrictions imposed by the owner of the premises at which the meeting is held. Any decision made under this Article shall be final and conclusive and a person who refuses to comply with any such arrangements, requirements or restrictions may be refused entry to the meeting or ejected (physically or electronically) from the meeting.

70E.

If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Directors, in their absolute discretion, consider that it is inappropriate, impracticable, unreasonable or undesirable for any reason to hold the general meeting on the date or at the time or place or by means of electronic facilities specified in the notice calling the meeting, they may change or postpone the meeting to another date, time and/ or place and/or change the electronic facilities and/or change the form of the meeting (a physical meeting, an electronic meeting or a Hybrid Meeting) without approval from the Members. Without prejudice to the generality of the foregoing, the Directors shall have the power to provide in every notice calling a general meeting the circumstances in which a postponement of the relevant general meeting may occur automatically without further notice, including without limitation where a number 8 or higher typhoon signal, black rainstorm warning or other similar event is in force at any time on the day of the meeting. This Article shall be subject to the following:

(a)

when a meeting is so postponed, the Company shall endeavour to post a notice of such postponement on the Company’s website as soon as practicable (provided that failure to post such a notice shall not affect the automatic postponement of a meeting);

(b)

when only the form of the meeting or electronic facilities specified in the notice of the general meeting are changed, the Board shall notify the Shareholders of details of such change in such manner as the Board may determine;

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

(c)

when a meeting is postponed or changed in accordance with this Article, subject to and without prejudice to Article 70, unless already specified in the original notice of the meeting, the Board shall fix the date, time, place (if applicable) and electronic facilities (if applicable) for the postponed or changed meeting and shall notify the Shareholders of such details in such manner as the Board may determine; further all proxy forms shall be valid (unless revoked or replaced by a new proxy) if they are received as required by these Articles not less than 48 hours before the time of the postponed meeting; and

(d)

notice of the business to be transacted at the postponed or changed meeting shall not be required, nor shall any accompanying documents be required to be recirculated, provided that the business to be transacted at the postponed or changed meeting is the same as that set out in the original notice of general meeting circulated to the Shareholders.

70F.

All persons seeking to attend and participate in an electronic meeting or a Hybrid Meeting shall be responsible for maintaining adequate facilities to enable them to do so. Subject to Article 70C, any inability of a person or persons to attend or participate in a general meeting by way of electronic facilities shall not invalidate the proceedings of and/or resolutions passed at that meeting.

71.

The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders, provided that where a duly convened general meeting is postponed in accordance with this Article 71, the Directors shall fix the date, time and place for the reconvened meeting. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

72.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or any Shareholder present in person or by proxy, and unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

73.

If a poll is duly demanded it shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

74.

All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

75.

A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

VOTES OF SHAREHOLDERS

76.

Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall have ten (10) votes for each Class Y Ordinary Share and one (1) vote for each Class Z Ordinary Share of which he is the holder. Where the Company has knowledge that any Shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted.

77.

Shareholders must have the right to: (a) speak at general meetings of the Company; and (b) vote at a general meeting except where a Shareholder is required, by the Listing Rules, to abstain from voting to approve the matter under consideration.

77A.	Votes (whether on a show of hands or by way of poll) may be casted by such means, electronic or otherwise, as the Directors or the chairman of the meeting may determine.

~~77.~~78.

In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

~~78.~~79.

Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

~~79.~~80.

No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

~~80.~~81.	On a poll votes may be given either personally or by proxy.

~~81.~~82.

Each Shareholder, other than a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hands. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

~~82.~~83.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

~~83.~~84. (1)

The Company may, at its absolute discretion, provide an electronic address for the receipt of any document or information relating to proxies for a general meeting (including any instrument of proxy or invitation to appoint proxy, any document necessary to show the validity of, or otherwise relating to, an appointment of proxy (whether or not required under these Articles) and notice of termination of the authority of a proxy. If such an electronic address is provided, the Company shall be deemed to have agreed that any such document or information (relating to the proxies as aforesaid) may be sent by electronic means to that address, subject as hereafter provided and subject to any other limitations or conditions specified by the Company when providing the address. Without limitation, the Company may from time to time determine that any such electronic address may be used generally for such matters or specifically for particular meetings and purposes and, if so, the Company may provide different electronic addresses for different purposes. The Company may also impose any conditions on the transmission of and its receipt of such electronic communications including, for the avoidance of doubt, imposing any security or encryption arrangements as may be specified by the Company. If any document or information required to be sent to the Company under this Article is sent to the Company by electronic means, such document or information is not treated as validly delivered to or deposited with the Company if the same is not received by the Company at its designated electronic address provided in accordance with this Article or if no electronic address is so designated by the Company for the receipt of such document or information.

(2)

The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company, or such document and/or information shall be provided to the Company through the electronic address provided in accordance with paragraph (1) above:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)

in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)

where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The Chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

~~84.~~85.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

~~85.~~86.

A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

~~86.~~87.

Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

~~87.~~88.

If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company ~~or~~, at any general meeting of any Class of Shareholders, or at any meeting of the creditors of the Company (if applicable), provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation, including the right to speak at general meetings and vote individually on a show of hands.

DIRECTORS

~~88.~~89. (a)

Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3) Directors, the exact number of Directors to be determined from time to time by the Board of Directors.

(b)

The Board of Directors shall elect and appoint a Chairman by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

(c)	The Company may by Ordinary Resolution appoint any person to be a Director.

(d)

Where a general meeting is requisitioned by the Shareholders pursuant to Article 62, such Shareholders shall have the right to add to the meeting agenda of such a meeting resolution nominating the appointment, election or removal of a Director.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

~~(d)~~(e)

The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his or her appointment and shall then be eligible for re-election at that meeting.

~~(e)~~(f)

An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

~~(f)~~(g)

(i)

Notwithstanding any other provisions in these Articles, at each annual general meeting one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not less than one-third, shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Director shall be eligible for re-election. The Company at the general meeting at which a Director retires may fill the vacated office.

(ii)

The Directors to retire by rotation shall include (so far as necessary to obtain the number required) any Director who wishes to retire and not to offer himself for re- election. Any Director who has not been subject to retirement by rotation in the three years preceding the annual general meeting shall retire by rotation at such annual general meeting. Any further Directors so to retire shall be those who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

(iii)	A Director is not required to retire upon reaching any particular age.

~~89.~~90.

A Director may be removed from office by Ordinary Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement), before the expiration of his or her term of office. A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

~~90.~~91.

The Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time. For the avoidance of doubt, if any corporate governance policies or initiatives of the Company adopted by resolution of the Board are inconsistent with any provision in the Articles, the Articles shall prevail.

~~91.~~92.

A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

~~92.~~93.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

~~93.~~94.

~~(a)~~ The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other. ~~(b)~~ Payments to any Director or past director of the Company of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the director of the Company or past director is contractually or statutorily entitled) must be approved by the Company in general meeting.

~~(c)~~

~~Except as would, if the Company were a company incorporated in Hong Kong, be permitted by the Companies Ordinance as in force at the date of adoption of these Articles, and except as permitted under the Companies Act, the Company shall not directly or indirectly:~~

~~(i)~~	~~make a loan to a Director or a director of any Holding Company of the Company or any of their respective Close Associates;~~

~~(ii)~~

~~enter into any guarantee or provide any security in connection with a loan made by any person to a Director or a director of any Holding Company of the Company or any of their respective Close Associates; or~~

~~(iii)~~

~~if any one or more of the Directors hold (jointly or severally or directly or indirectly) a controlling interest in another company, make a loan to that other company or enter into any guarantee or provide any security in connection with a loan made by any person to that other company.~~

~~(d)~~	~~Articles 93(b) and (c) shall only apply during the Relevant Period.~~

APPENDIX IV         PROPOSED NEW ARTICLES OF ASSOCIATION

INDEPENDENT NON-EXECUTIVE DIRECTORS

~~93~~94A.	The role of an Independent Non-executive Director shall include, but is not limited to:

(a)	participating in Board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

(b)	taking the lead where potential conflicts of interest arise;

(c)	serving on the audit, remuneration, nomination and other governance committees, if invited; and

(d)	scrutinising the Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting.

~~93~~94B.

The Independent Non-executive Directors shall give the Board and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation. They should also attend general meetings and develop a balanced understanding of the views of the Members.

~~93~~94C.	The Independent Non-executive Directors shall make a positive contribution to the development of the Company’s strategy and policies through independent, constructive and informed comments.

ALTERNATE DIRECTOR OR PROXY

~~94.~~95.

Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

~~95.~~96.

Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

APPENDIX IV         PROPOSED NEW ARTICLES OF ASSOCIATION

POWERS AND DUTIES OF DIRECTORS

~~96.~~97.Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

~~97.~~98.Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

~~98.~~99.The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

~~99.~~100.The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

~~100.~~101.The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such Person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

~~101.~~102.The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

~~102.~~103.The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

APPENDIX IV         PROPOSED NEW ARTICLES OF ASSOCIATION

~~103.~~104.The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

~~104.~~105.Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

~~105.~~106.The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

~~106.~~107.The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

~~107.~~108.The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

~~108.~~109.Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

APPENDIX IV         PROPOSED NEW ARTICLES OF ASSOCIATION

DISQUALIFICATION OF DIRECTORS

~~109.~~110.The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or

(e)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

~~110.~~111.The Directors may meet together (either within or without the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one vote. In case of an equality of votes the Chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

~~111.~~112.A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

~~112.~~113.The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

~~113.~~114.A Director who is in any way, whether directly or indirectly, materially interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at the earliest meeting of the Directors at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which may subsequently be made by the Company.

APPENDIX IV         PROPOSED NEW ARTICLES OF ASSOCIATION

~~114.~~115.A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

~~115.~~116.Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

~~116.~~117.The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

~~117.~~118.When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

~~118.~~119.A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

~~119.~~120.The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

~~120.~~121.Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

APPENDIX IV         PROPOSED NEW ARTICLES OF ASSOCIATION

~~121.~~122.A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

~~122.~~123.All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

NOMINATION COMMITTEE

~~122~~123A.The Board shall establish a Nomination Committee (which may be combined with the Corporate Governance Committee to form a single Nominating and Corporate Governance Committee (the “Nominating and Corporate Governance Committee”)), which shall perform the following duties:

(a)

review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

(b)	identify individuals suitably qualified to become Directors and select or make recommendations to the Board on the selection of individuals nominated for directorships;

(c)	assess the independence of Independent Non-executive Directors; and

(d)	make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman and chief executive officer of the Company.

~~122~~123B.The Nomination Committee shall comprise a majority of Independent Non-executive Directors, and the chairman of the Nomination Committee shall be an Independent Non-executive Director.

~~122~~123C.The Nomination Committee shall make available its terms of reference explaining its role and the authority delegated to it by the Board by publishing them on the HK Stock Exchange’s website in English and Chinese in accordance with the Listing Rules and the Company’s Website.

~~122~~123D.The Company shall provide the Nomination Committee sufficient resources to perform its duties. Where necessary, the Nomination Committee shall seek independent professional advice, at the Company’s expense, to perform its responsibilities.

~~122~~123E.Where the Board proposes a resolution to elect an individual as an Independent Non-executive Director at a general meeting, the circular to the Members and/or explanatory statement accompanying the notice of the relevant general meeting shall set out:

(a)	the process used for identifying the individual and why the Board believes the individual should be elected and the reasons why it considers the individual to be independent;

APPENDIX IV         PROPOSED NEW ARTICLES OF ASSOCIATION

(b)

if the proposed Independent Non-executive Director will be holding their seventh (or more) listed company directorship, why the Board believes the individual would still be able to devote sufficient time to the Board;

(c)	the perspectives, skills and experience that the individual can bring to the Board; and

(d)	how the individual contributes to diversity of the Board.

~~122~~123F.	The Nomination Committee or the Board shall have a policy concerning diversity of Directors, and should disclose the policy or a summary of the policy in the corporate governance report.

CORPORATE GOVERNANCE COMMITTEE

~~122~~123G.The Board shall establish a Corporate Governance Committee (which may be combined with the Nomination Committee to form a single Nominating and Corporate Governance Committee), which shall perform the following duties:

(a)	develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board;

(b)	review and monitor the training and continuous professional development of Directors and senior management;

(c)	review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(d)	develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors;

(e)	review the Company’s compliance with the code and disclosure in the Corporate Governance Report;

(f)	review and monitor whether the Company is operated and managed for the benefit of all of its Members;

(g)

confirm, on an annual basis, that each holder of Class Y Ordinary Shares (or where a holder is a ~~Director~~Founder Holding Vehicle, the person holding or controlling such vehicle) has been a Director throughout the year and that none of the events set out in Articles 16(e)(i) to 16(e)(iv) have occurred during the relevant financial year;

(h)

confirm, on an annual basis, that each holder of Class Y Ordinary Shares (or where a holder is a ~~Director~~Founder Holding Vehicle, the person holding or controlling such vehicle) has complied with Articles 16(b), 16(c), 16(e) and 16(h) throughout the year;

(i)

review and monitor the management of conflicts of interests and make a recommendation to the Board on any matter where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or holders of Class Z Ordinary Shares (considered as a group) on the one hand, and any holder of Class Y Ordinary Shares on the other;

APPENDIX IV         PROPOSED NEW ARTICLES OF ASSOCIATION

(j)

review and monitor all risks related to the Company’s weighted voting rights structure, including connected transactions between the Company and/or a subsidiary of the Company on one hand and any beneficiary of weighted voting rights on the other and make a recommendation to the Board on any such transaction;

(k)	make a recommendation to the Board as to the appointment or removal of the Compliance Adviser;

(l)	seek to ensure effective and ongoing communication between the Company and its Members, particularly with regards to the requirements of Article 166;

(m)	report on the work of the Corporate Governance Committee on at least a half-yearly and annual basis covering all areas of this Article ~~122~~123G; and

(n)	disclose, on a comply or explain basis, its recommendations to the Board in respect of matters in Articles ~~122~~123G(i) to ~~122~~123G(k) in the report referred to in Article ~~122~~123G(m).

~~122~~123H.	The Corporate Governance Committee shall comprise entirely of Independent Non-executive Directors, one of whom shall act as its chairman.

~~122~~123I.

The Corporate Governance Report produced by the Company pursuant to the Listing Rules shall include a summary of the work of the Corporate Governance Committee, with regards to its duties as set out in Article ~~122~~123G, for the accounting period covered by both the half-yearly and annual report and disclose any significant subsequent events for the period up to the date of publication of the half-yearly and annual report, to the extent possible.

COMPLIANCE ADVISER

~~122~~123J.

The Company shall appoint a Compliance Adviser on a permanent basis. The Board shall consult with and, if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, in the following circumstances:

(a)	before the publication of any regulatory announcement, circular or financial report by the Company;

(b)	where a transaction, which might be a notifiable or connected transaction (as defined in the Listing Rules), is contemplated by the Company including share issues and share repurchases;

(c)

where the Company proposes to use the proceeds of its initial public offering on the HK Stock Exchange in a manner different from that details in the listing document in respect of such initial public offering, or where the business activities, developments or results of the Company deviate from any forecast, estimate or other information set out in such listing document; and

(d)	where the HK Stock Exchange makes an inquiry of the Company under the Listing Rules.

APPENDIX IV         PROPOSED NEW ARTICLES OF ASSOCIATION

~~122~~123K.The Board shall also consult with and, if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, on any matters related to:

(a)	the weighted voting rights structure of the Company;

(b)	transactions in which the holder of Class Y Ordinary Shares have an interest; and

(c)

where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or holders of Class Z Ordinary Shares (considered as a group) on the one hand, and any holder of Class Y Ordinary Shares on the other.

PRESUMPTION OF ASSENT

~~123.~~124.

A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS

~~124.~~125.

Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

~~125.~~126.Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

~~126.~~127.

The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

~~127.~~128.

Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

~~128.~~129.

The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

~~129.~~130.

Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

~~130.~~131.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

~~131.~~132.	No dividend shall bear interest against the Company.

~~132.~~133.	Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

~~133.~~134.

~~The Board shall cause proper books of account to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipts and expenditure take place; and of the assets and liabilities of the Company and of all other matters required by the Companies Act necessary to give a true and fair view of the state of the Company’s affairs and to show and explain its transactions.~~ The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

~~134.~~135.	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

~~135.~~136.

The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

~~136.~~137.

(a)

The Board shall from time to time cause to be prepared and laid before the Company at its annual general meeting profit and loss accounts and balance sheets of the Company and such other reports and documents as may be required by law and the Listing Rules. The accounts ~~of the Company~~ shall be prepared and audited ~~based on the generally accepted accounting principles of Hong Kong, the International Accounting Standards, or such other standards as may be permitted by the HK Stock Exchange~~in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

(b)

Subject to paragraph (c) below, every balance sheet of the Company shall be signed on behalf of the Board by two of the Directors and a copy of every balance sheet (including every document required by law to be comprised therein or annexed thereto) and profit and loss account which is to be laid before the Company at its annual general meeting, together with a copy of the Directors’ report and a copy of the auditors’ report thereon, shall, not less than 21 days before the date of the meeting be delivered or sent by post together with the notice of annual general meeting to every Shareholder and every other person entitled to receive notices of general meetings of the Company under the provisions of these Articles, provided that this Article shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any Shares, but any Shareholder to whom a copy of those documents has not been sent shall be entitled to receive a copy free of charge on application at the Head Office or the Registration Office. If all or any of the Shares or other securities of the Company shall for the time being be (with the consent of the Company) listed or dealt in on any stock exchange or market, there shall be forwarded to such stock exchange or market such number of copies of such documents as may for the time being be required under its regulations or practice.

(c)

Subject to the Listing Rules, the Company may send summarised financial statements to Shareholders who has, in accordance with the Listing Rules, consented and elected to receive summarised financial statements instead of the full financial statements. The summarised financial statements must be accompanied by any other documents as may be required under the Listing Rules and must be sent to the Shareholders not less than twenty-one days before the general meeting to those Shareholders that have consented and elected to receive the summarised financial statements.

~~137.~~138.

~~The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.~~ The Company shall at each annual general meeting appoint one or more firms of auditors to hold office until the conclusion of the next annual general meeting on such terms and with such duties as may be agreed with the Board. A Director, officer or employee of any such Director, officer or employee shall not be appointed auditors of the Company. The Board may fill any casual vacancy in the office of auditors, but while any such vacancy continues the surviving or continuing auditors (if any) may act. The appointment, removal and remuneration of the auditors must be approved by a majority of the Company’s Shareholders at the annual general meeting or by other body that is independent of the Board, except that in any particular year the Company at general meeting (or such body independent of the Board as aforementioned) may delegate the fixing of such remuneration to the Board and the remuneration of any auditors appointed to fill any casual vacancy may be fixed by the Board.

~~138.~~139.

Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of its duties, and the auditors shall audit every balance sheet and profit and loss account of the Company in each year and prepare an auditors’ report thereon to be annexed thereto. Such report shall be laid before the Company in the annual general meeting.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

~~139.~~140.

The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

~~140.~~141.

The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

~~141.~~142.	Subject to the Companies Act, the Directors may:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)

appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)

make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)

the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

~~142.~~143.

Notwithstanding any provisions in these Articles, the Directors may resolve to capitalise an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)

employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b)

any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)

any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

SHARE PREMIUM ACCOUNT

~~143.~~144.

The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

~~144.~~145.

There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

~~145.~~146.

Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognised courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

~~146.~~147.	Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognised courier service.

~~147.~~148.

Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

~~148.~~149.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five calendar days after the time when the letter containing the same is posted;

(b)

facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)

electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

~~149.~~150.

Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

~~150.~~151.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

INFORMATION

~~151.~~152.

Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members to communicate to the public.

~~152.~~153.

Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

~~153.~~154.

Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

~~154.~~155.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)

for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

FINANCIAL YEAR

~~155.~~156.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

NON-RECOGNITION OF TRUSTS

~~156.~~157.

No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

~~157.~~158.

Subject to the Companies Act, the Company may at any time and from time to time be wound up voluntarily by Special Resolution. If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

~~158.~~159.

If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF ARTICLES OF ASSOCIATION

~~159.~~160.	Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

~~160.~~161.

For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty calendar days in any calendar year.

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

~~161.~~162.

In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

~~162.~~163.

If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

~~163.~~164.

The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

~~164.~~165.

The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

UNTRACEABLE SHAREHOLDERS

~~165.~~166. (a)

The Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants remain uncashed on two consecutive occasions or after the first occasion on which such a cheque or warrant is returned undelivered.

(b)	The Company shall have the power to sell, in such manner as the Board thinks fit, any Shares of a Shareholder who is untraceable, but no such sale shall be made unless:

(i)

during the period of 12 years prior to the date of the advertisements referred to in sub-paragraph (ii) below (or, if published more than once, the first thereof) at least three dividends or other distributions in respect of the Shares in question have become payable or been made and no dividend or other distribution in respect of the Shares during that period has been claimed;

APPENDIX IV PROPOSED NEW ARTICLES OF ASSOCIATION

(ii)

the Company has caused an advertisement to be inserted in the Newspapers of its intention to sell such Shares and a period of three months has elapsed since the date of such advertisement (or, if published more than once, the first thereof);

(iii)

the Company has not at any time during the said periods of 12 years and three months received any indication of the existence of the holder of such Shares or of a person entitled to such Shares by death, bankruptcy or operation of law; and

(c)

To give effect to any such sale the Board may authorise any person to transfer the said Shares and the instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such Shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such proceeds it shall become indebted to the former Shareholder for an amount equal to such net proceeds. Notwithstanding any entries made by the Company in any of its books or otherwise howsoever, no trusts shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Shareholder holding the Shares sold is dead, bankrupt, wound up or otherwise under any legal disability or incapacity.

COMMUNICATION WITH MEMBERS AND DISCLOSURE

~~166.~~167.	The Company shall comply with the provisions of Appendix 14 of the Listing Rules regarding communication with Shareholders or Members.

~~167.~~168.

The Company shall include the words “A company controlled through weighted voting rights” or such language as may be specified by the HK Stock Exchange from time to time on the front page of all its listing documents, periodic financial reports, circulars, notifications and announcements required by the Listing Rules, and describe its weighted voting rights structure, the rationale of such structure, and the associated risks for the Members prominently in its listing documents and periodic financial reports. This statement shall inform prospective investors of the potential risks of investing in the Company and that they should make the decision only after due and careful consideration.

~~168.~~169.	The Company shall, in its listing documents and its interim and annual reports:

(a)	identify the holders of Class Y Ordinary Shares (and, where the holder is a ~~Director~~Founder Holding Vehicle);

(b)	disclose the impact of a potential conversion of Class Y Ordinary Shares into Class Z Ordinary Shares on its share capital; and

(c)	disclose all circumstances in which the weighted voting rights attached to the Class Y Ordinary Shares shall cease.

NOTICE OF ANNUAL GENERAL MEETING

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

NOTICE OF ANNUAL GENERAL MEETING

The attached Notice of Annual General Meeting issued by Bilibili Inc. (the “Company”) serves as the notice of Annual General Meeting (the “Annual General Meeting”) required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the circular required under Rule 13.73 of the Hong Kong Listing Rules. This notice is also available for viewing on the Company’s website at https://ir.bilibili.com/.

Unless otherwise specified, terms defined in this notice shall have the same meanings in the circular of the Company dated June 6, 2022 (the “Circular”). Details regarding the resolutions in this notice are set out in the Circular.

The Annual General Meeting will be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China on Thursday, June 30, 2022 at 4:30 p.m. (Beijing time), for the purpose to consider and vote on the following:

1.	ordinary resolution: to receive the audited consolidated financial statements of the Company and the reports of the Directors and auditor of the Company for the year ended December 31, 2021;

2.

ordinary resolution: to re-elect JP Gan to serve as an independent director until the 2025 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal;

3.

ordinary resolution: to re-elect Eric He to serve as an independent director until the 2025 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal;

4.

ordinary resolution: to re-elect Feng Li to serve as an independent director until the 2025 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal;

5.

ordinary resolution: within the parameters of Rule 13.36 of the Hong Kong Listing Rules, to approve the granting of a share issue mandate to the board of directors of the Company to issue, allot or deal with unissued Class Z ordinary shares and/or ADSs not exceeding 20% of the total number of issued ordinary shares of the Company as of the date of passing of such ordinary resolution;

6.

ordinary resolution: within the parameters of the Hong Kong Listing Rules, to approve the granting of a share repurchase mandate to the board of directors of the Company to repurchase Class Z Ordinary Shares and/or ADSs not exceeding 10% of the total number of issued Shares as of the date of passing of such ordinary resolution;

NOTICE OF ANNUAL GENERAL MEETING

7.

ordinary resolution: to approve, ratify and confirm the Cloud Services Agreement, and the transactions contemplated thereunder and the proposed annual caps, details of which are set out in the Circular, and to authorize any one Director, for and on behalf of the Company, to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the Cloud Services Agreement;

8.

ordinary resolution: to approve, ratify and confirm the Collaboration Agreements, and the transactions contemplated thereunder and the proposed annual caps, details of which are set out in the Circular, and to authorize any one Director, for and on behalf of the Company, to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the Collaboration Agreements; and

9.

special resolution: to approve the adoption of a new set of Articles of Association in substitution for and to the exclusion of the existing Articles of Association in the manner as set out in Appendix IV of the Circular with effect from the Effective Date.

SHARES RECORD DATE AND ADS RECORD DATE

The board of Directors of the Company has fixed the close of business on May 27, 2022 Hong Kong time, as the record date (the “Shares Record Date”) of our Class Y ordinary shares with a par value of US$0.0001 each (the “Class Y Ordinary Shares”) and Class Z ordinary shares with a par value of US$0.0001 each (the “Class Z Ordinary Shares”, and together with the Class Y Ordinary Shares, the “Shares”).

Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on May 27, 2022 New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class Z Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the AGM.

In order to prevent the spread of COVID-19 and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

NOTICE OF ANNUAL GENERAL MEETING

PROXY FORM AND ADS VOTING CARD

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote in respect of the Class Z Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at https://ir.bilibili.com.

Holders of record of the Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the proxy form to the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 4:30 p.m., Hong Kong time, on June 28, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on June 22, 2022 to enable the votes attaching to the Class Z Ordinary Shares represented by your ADSs to be cast at the AGM.

ANNUAL REPORT

You may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.bilibili.com, the Stock Exchange’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov.

By order of the Board
Bilibili Inc. Rui Chen Chairman

Hong Kong, June 6, 2022

As at the date of this notice, the board of directors of the Company comprises Mr. Rui CHEN as the chairman, Mr. Yi XU and Ms. Ni LI as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.